Filed pursuant to Rule 253(g)(2)

File No. 024-11130

OFFERING CIRCULAR

DATED JANUARY 25, 2023

COMMONWEALTH THOROUGHBREDS LLC

101 West Loudon Ave Suite 210, Lexington, Kentucky 40508

Telephone: (323) 278 5554

Website: www.joincommonwealth.com

Series Membership Units Overview Newly Added
		Number of Units	Price to Public	Underwriting Discounts and Commissions (1)(2)	Proceeds to Issuers (3)
Series Tapicat Filly	Per Unit	1	$50.00	$0	$50.00
	Total Minimum	799	$39,350	$0	$39,350
	Total Maximum	3,142	$157,100	$0	$157,100

Series Tonasah Filly	Per Unit	1	$50.00	$0	$50.00
	Total Minimum	980	$49,000	$0	$49,000
	Total Maximum	3,894	$194,700	$0	197,700
Qualified/Open Offerings
Series Kissed By Fire	Per Unit	1	$50.00	$0	$50.00
	Total Minimum	1,112	$55,600	$0	$55,600
	Total Maximum	4,455	$222,750	$0	$222,750

Series Mage	Per Unit	1	$50.00	$0	$50.00
	Total Minimum	857	$42,850	$0	$42,850
	Total Maximum	3,428	$171,400	$0	$171,400

Series Tshiebwe	Per Unit	1	$50.00	$0	$50.00
	Total Minimum	525	$26,250	$0	$26,250
	Total Maximum	2,101	$105,050	$0	$105,050

Constitution Filly	Per Unit	1	$50.00	$0	$50.00
	Total Minimum	977	$48,850	$0	$48,850
	Total Maximum	3,910	$195,500	$0	195,500

Medaglia Filly	Per Unit	1	$50.00	$0	$50.00

	Total Minimum	1,005	$50,250	$0	$50,250
	Total Maximum	4,023	$201,150	$0	$201,150

Completed/Closed Offerings
Series Country Grammer (4)	Total	2,270	$113,850	$0	$113,850

Series I Got A Gal (5)	Total	2,754	$137,700	$0	$137,700

Series Pine Valley (6)	Total	820	$41,000	$0	$41,000

Series Steinbeck (7)	Total	1,023	$51,150	$0	$51,150

Series Swing Shift (8)	Total	2,057	$102,850	$0	$102,850

Series We The People (9)	Total	1,192	$59,600	$0	$59,600
Terminated Offerings (No Units sold)
Series Biko (10)

Series Winged Foot (11)

(1)

Dalmore Group, LLC (“Dalmore”) will be acting as executing broker and entitled to a Brokerage Fee equal to 1% of the offering proceeds. Commonwealth Markets Inc. (the “Manager”) has also paid Dalmore a one-time payment of $10,000 and a one-time of $5,000 advance payment for out-of-pocket expenses. The Brokerage Fee is desribed in greater detail under “Plan of Distribution and Subscription Procedure – Broker” and “Fees and Expenses.”

(2)

No underwriter has been engaged in connection with the Offering (as defined below), and neither Dalmore nor any other entity receives a finder’s fee or any underwriting or placement agent discounts or commissions in relation to any offering of our units of membership interest. We intend to distribute units of membership interest of any of our series principally through the Commonwealth Platform, as described in greater detail under “Plan of Distribution and Subscription Procedure.”

(3)	The use of proceeds for each Series assumes a fully subscribed Series, including interests previously issued under prior offerings of the applicable Series Interests, if any.

(4)

From September 24, 2021 through February 2022, the Company completed a series of closings of the Series Country Grammer Offering, accepting subscriptions in the amount of $111,350 and issuing 2,227 Units as of the date of this Report, representing approximately 97.8% of the maximum offering amounts. Offering proceeds were used to purchase a 29.3% interest in Country Grammer for $40,063. In January 2022, Series Country Grammer and WinStar Farm LLC (“WinStar”) sold 50% of their undivided interest in Country Grammer to Zedan Racing Stables, Inc., reducing Series Country Grammer’s interest to approximately 14.7%. The Manager acquired a 0.3% interest in Country Grammer.

(5)

Series I Got a Gal accepted subscriptions totaling $142,100 or 95.82% of the maximum offering amount. Offering proceeds were used to pay 95.82% of the principal of the Company’s note to the Manager to acquire a 31.6% interest in the filly I Got A Gal, and the remaining $2,242 unpaid balance was converted into 44 Units of Series I Got A Gal issued to the Manager.

(6)

Series Pine Valley accepted subscriptions in the amount of $42,050, or 62.9% of the maximum offering amount, and issued 841 Units, and acquired a 6.29% interest in Pine Valley. The Series Pine Valley Offering was then terminated.

(7)

Series Steinbeck accepted subscriptions in the amount of $51,150, or 41.5% of the maximum offering amount, and issued 1,023 Units, and acquired a 4.15% interest in Steinbeck. The Series Steinbeck Offering was then terminated. On December 26, 2021, Steinbeck was claimed in a claiming race and sold for the $30,000 claiming price. The funds remaining after payment of acquisition and offering expenses and post-closing expenses have been made available for distribution to Series Unit holders in accordance with the Company’s distribution policy. See “Distribution Policy.”

(8)

In February 2022, Series Swing Shift accepted subscriptions in the amount of $109,000, or 98% of the maximum offering amount, and issued 2,057 Units, and acquired a 9.8% interest in Swing Shift. The Series Swing Shift Offering was then terminated. Swing Shift was sold at the Fasig-Tipton July 2022 Horses of Racing Age Sale for a gross sale price of $150,000. The funds remaining after payment of acquisition and offering expenses and post-closing expenses will be made available for distribution to Series Unit holders in accordance with the Company’s distribution policy. See “Distribution Policy.”

(9)

On February 22, 2022, Series We The People accepted subscriptions in the amount of $63,300, or 98.2% of the maximum offering amount, and issued 1,266 Units, and acquired a 9.8% interest in We The People. The Series We the People Offering was then terminated.

(10)

On October 29, 2021, Biko was claimed in a claiming race and sold for the $20,000 claiming price. Because this occurred after subscriptions for the minimum amount were received, but before the Company conducted an initial closing, the Company terminated the Series Biko Offering and returned all subscription funds to subscribers during the first week of November 2021.

(11)	On March 1, 2022, the Company elected to terminate the Series Winged Foot Offering. The Company did not solicit and received no subscriptions for Series Winged Foot Units.

Commonwealth Thoroughbreds LLC, a Delaware series limited liability company (“we,” “us,” “our,” “Commonwealth Thoroughbreds” or the “Company”), is offering, on a best-efforts basis, units of membership interest of each of the series of the Company as set forth in the above table entitled “Series Membership Interests Overview.”

The Company is managed by Commonwealth Markets Inc., a Delaware corporation, which we refer to in this Offering Circular as the “Manager.” We may refer to the Company’s series offered hereunder collectively as the “Series” and each individually as a “Series.” Likewise, we may refer to the units of membership interests of all the series described above collectively as the “Units” and each, individually, as a “Unit,” and we may refer to the offerings of the Units collectively as the “offerings” and each, individually, as an “offering.”

The sale of Units is being facilitated by Dalmore Group, LLC (“Dalmore”), a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and member of FINRA, is registered in each state where the offer or sales of the Units will occur. We may also refer to Dalmore as the “Broker.”  The Company is not offering, and does not anticipate selling, Units in any state where Dalmore is not registered as a broker-dealer. For the avoidance of doubt, Dalmore does not and will not solicit purchases of Units or make any recommendations regarding the Units to prospective investors.

Units of each Series are available for purchase exclusively through the Commonwealth Platform and will be issued in book-entry electronic form only. ClearTrust LLC serves as the transfer agent and registrar of the Units of each Series.

Sale of the Units of each Series will begin upon qualification of this Offering Circular, and Units of each Series will be sold to no more than 2,000 qualified purchasers (no more than 500 of whom cannot be “accredited investors”). In this Offering Circular, we refer to a purchaser of the Units as an “Investor” or as a “Unit Holder.”

There will be a separate closing with respect to each Offering (each, a “Closing”). The Closing of an Offering will take place on the earliest to occur of (i) the date subscriptions for the maximum Units of a Series have been accepted or (ii) a date determined by the Manager of the Company in its sole discretion, provided that subscriptions for the minimum Units have been accepted. If Closing has not occurred, the Offering will terminate on (i) the date one year after the date this Offering Circular, or an Amendment to it, is qualified by the U.S. Securities and Exchange Commission (the “SEC”), which period may be extended by an additional six months by the Manager in its sole discretion, or (ii) any date on which the Manager elects to terminate the offering in its sole discretion. Any subscription funds advanced by a prospective Investor as part of the subscription process will be held in a non-interest-bearing escrow account with North Capital Private Securities Corporation (“North Capital” or the “Escrow Agent”) and will not be commingled with the operating account of the Series, until, if and when there is a Closing with respect to that Investor. See “Plan of Distribution and Subscription Procedure” and “Description of Units Offered” for additional information.

This Offering is being conducted under Regulation A (17 CFR 230.251 et. seq.) and the information contained herein is being presented in Offering Circular format. In general, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(c) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov. The information contained on our Internet website, or any other Internet site described herein, is not a part of, and is not incorporated or deemed to be incorporated by reference into this Offering Circular.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. The Units are offered pursuant to an exemption from registration with the SEC; however, the SEC has not made an independent determination that the Units are exempt from registration. This Offering Circular does not constitute an offer to sell or the solicitation of an offer to buy, nor may there be any sales of these securities in, any state in which such offer, solicitation or sale would be unlawful before registration or qualification of the offer and sale under the laws of that state.

An investment in the Units involves a high degree of risk. See “Risk Factors” on page 12 for a description of some of the risks that you should consider before investing in the Units.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	1

GLOSSARY	2

OFFERING SUMMARY	4

RISK FACTORS	12
Risks Related to the Structure, Operation and Performance of the Company	12
Risks Related to the Thoroughbred Industry	18
Risks Related to the Offering	21
Risks Related to Ownership of our Units	23

POTENTIAL CONFLICTS OF INTEREST	25

DILUTION	28

OTHER INFORMATION	29
Co-Management Agreements	29
Distribution Policy	29
Thoroughbred Aftercare Alliance Donation	29

USE OF PROCEEDS – SERIES TAPICAT FILLY	30

DESCRIPTION OF TAPICAT FILLY	32
Pedigree	32
Purchase & Acquisition	32
Boarding Arrangements; Development Timetable	32

USE OF PROCEEDS – SERIES TONASAH FILLY	33

DESCRIPTION OF TONASAH FILLY	35
Pedigree	35
Purchase & Acquisition	35
Boarding Arrangements; Development Timetable	35

USE OF PROCEEDS – SERIES KISSED BY FIRE	36

DESCRIPTION OF KISSED BY FIRE	38
Pedigree	38
Purchase & Acquisition	38
Boarding Arrangements; Development Timetable	39

USE OF PROCEEDS – SERIES MAGE	40

DESCRIPTION OF MAGE	42
Pedigree	42
Purchase & Acquisition	42
Boarding Arrangements; Development Timetable	43

USE OF PROCEEDS – SERIES TSHIEBWE	44

DESCRIPTION OF TSHIEBWE	46
Pedigree	46
Purchase & Acquisition	46
Boarding Arrangements; Development Timetable	46

USE OF PROCEEDS – SERIES CONSTITUTION FILLY	47

DESCRIPTION OF CONSTITUTION FILLY	49
Information about Constitution Filly	49
Pedigree	49
Purchase & Acquisition	49
Boarding Arrangements; Development Timetable	49

USE OF PROCEEDS – SERIES MEDAGLIA FILLY	50

DESCRIPTION OF MEDAGLIA FILLY	52
Information about Medaglia Filly:	52
Pedigree	52
Purchase & Acquisition	52
Boarding Arrangements; Development Timetable	52

PLAN OF DISTRIBUTION AND SUBSCRIPTION PROCEDURE	53
Plan of Distribution	53
Minimum and Maximum Investment	54
Investor Eligibility Standards	54
Eligibility for Registration as a Racehorse Owner	55
Broker	55
Escrow Agent	56
Additional Information Regarding this Offering Circular	56
How to Subscribe	56

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS	58
Operating Results	58
Liquidity and Capital Resources	59
Plan of Operations	60
Trend Information	60

DESCRIPTION OF THE BUSINESS	60
Overview	60
The Commonwealth Platform	61
The Manager	62
Advisors	63
Asset Selection and Acquisition	63
Training and Boarding	64
Racing	65
Sale of Assets	65
Breeding Activities	65
Insurance	65
Operating Expenses	66
Allocation of Revenue and Expense	66
Oversight and Governance	66
Indemnification of the Manager	67
Description of the Management Services Agreement	67
Sourcing Fee	67
Management Fee	67
Legal Proceedings	68

THOROUGHBRED INDUSTRY	68
Introduction	68
Breeding	68
Thoroughbred Sales at Public Auction	69
Weanling Auctions	69
Yearling Auctions	69
Two-Year-Old Auctions	70

Broodmare Auctions	70
Private Sales	70
Marketplace and Competition	71
Racing	71
Wagering and Purses	71
Stallion Share/Stallion Ownership	73
Industry Organizations	74
Racetrack Industry	74
Supervision and Regulation	75
Sales Practices	77

FEES AND EXPENSES	77
Offering Expenses	78
Acquisition Expenses	78
Brokerage Fee	78
Sourcing Fee	78
Management Fees	78
Organizational Fee	79
Advisor Compensation	79

MANAGEMENT	79
Manager	79
Executive Officers, Directors, and Key Employees	81

COMPENSATION	82
Compensation of Executive Officers	82
Compensation of Manager	82

PRINCIPAL INTEREST HOLDERS	83

DESCRIPTION OF THE UNITS OFFERED	84
Description of the Units	84
Further Issuance of Units	85
Distribution rights	85
Redemption provisions	86
Registration rights	86
Voting rights	86
Liquidation rights	87
Transfer restrictions	88
Agreement to be Bound by the Operating Agreement; Power of Attorney	88
Duties of officers	88
Books and reports	88
Exclusive jurisdiction; waiver of jury trial	89
Listing	89

MATERIAL UNITED STATES TAX CONSIDERATIONS	89
Definitions	90
Taxation of each Series of Units as a “C” Corporation	90
Taxation of Distributions to Investors	90
Taxation of Dispositions of Units	90
Backup Withholding and Information Reporting	91

WHERE TO FIND ADDITIONAL INFORMATION	91

INDEX TO FINANCIAL STATEMENTS	F-1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Offering Circular includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of the Company, the Manager, each series of the Company and the Commonwealth Platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards, and interpretations). These forward-looking statements express the Manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Offering Circular are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither the Company nor the Manager can guarantee future performance, or that future developments affecting the Company, the Manager or the Commonwealth Platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described below under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

GLOSSARY

broodmare	a female Thoroughbred in foal or previously used for breeding champion

In the United States, the recipient of an Eclipse Award as the horse voted best of its division in a given year by the members of the Daily Racing Form, Thoroughbred Racing Association, and National Turf Writers Association. In other countries, a champion is either voted upon in a similar fashion or top-weighted on a published year-end handicap list.

classic winner	a Thoroughbred winner of one of the classic races (the Kentucky Derby, the Preakness, and Belmont Stakes in the United States) run by three-year old horses

colt	a male thoroughbred (other than a gelding) under 5 years of age

conformation	the symmetrical relationship between the physical attributes of a Thoroughbred; its physical appearance and structural makeup

dam	the female parent of a Thoroughbred

filly	female Thoroughbred under 5 years of age which has not been bred

foal	the young offspring of a Thoroughbred, usually a Thoroughbred under 1 year of age

gelding	a castrated Thoroughbred

graded stakes race

a stakes race which is evaluated, or graded, by a panel of racing authorities (the American Grades Stakes Committee of the Thoroughbred Owners and Breeders Association (TOBA)) and is assigned Grade I, II, or III status based upon an evaluation of the quality of the prior participants in the stakes, the amount of added money contributed to the purse by the racetrack, and the overall prestige of the race

half-brother (or -sister)	the get of the same dam but not the same sire; the term does not apply equally to Thoroughbreds with only the same sire

in foal	refers to a pregnant broodmare

juvenile	a two-year-old Thoroughbred

mare	a female Thoroughbred 5 years of age or over

multiple graded stakes winner	a Thoroughbred winner of more than one graded stakes race

multiple stakes winner	a Thoroughbred winner of more than one stakes race, whether graded or ungraded pari-mutuel wagering

a system of legalized betting on races whereby the holders of winning tickets divide the total amount bet (by pools such as win, place, show, exacta, trifecta, pick three, daily double, etc.) less the set deductions (“take out”) for purses and the track conducting the live race, each in proportion to the sums wagered by the winning ticket holders.

pinhooking	buying weanlings or yearlings for resale as yearlings or two-year olds purses

the amount of money offered as an incentive to the entrants in a race as the prize or earnings, distributed in proportion to the placing of the horses, usually 60% to the winner, 20% to the second-place finisher, 10% to the third-place finisher, 5% to the fourth-place finisher, etc.

select sale	a public auction of Thoroughbreds with certain conformation and pedigree restrictions, in contrast to an open sale where the requirements are proper nomination and payment of an entry fee.

sire	a stallion which has produced a foal.

stakes placed	under the rules of the International Cataloguing Standards Committee (ICSC), a Thoroughbred which has finished second or third in a stakes race, either graded or ungraded stakes race

the highest class of race in any racing jurisdiction; a race in which an entry fee is paid by the owners of the Thoroughbreds starting and those entry fees are added to the purse; often all such entry fees are paid to the winner (entry fees are not required for any other type of race); also, invitational races (no entry fee required) with a large purse (usually $50,000 or more) are regarded as stakes races

stakes winner	a Thoroughbred winner of a stakes race, whether graded or ungraded

stallion	a male Thoroughbred which has not been castrated; usually used in reference to a retired racehorse which is or will be used for breeding.

stallion season

the right to breed one broodmare to a particular stallion for the purpose of producing one foal during a particular season, sometimes referred to as a “breeding season,” which does not include an ownership interest in the stallion.

stallion share

an undivided fractional interest in a stallion, which customarily entitles the owner to breed at least one broodmare with the stallion each year for the useful life of the stallion, plus an occasional extra season, depending on the syndication agreement; syndication agreements usually provide for 40 to 60 shares and frequently provide 4 to 10 breeding rights to the syndicate manager or farm where the stallion stands and 1 breeding right to the stallion’s trainer; a “lifetime breeding right” is similar to a stallion share, but does not include an ownership interest in the stallion; the owner of a lifetime breeding right is not entitled to bonus seasons or bonus distributions, nor is the owner obligated to assume any liabilities associated with the care of the stallion

suckling foal	a newborn foal still nursing from its mother.

under tack	when a horse is fitted with a bridle and saddle it is “tacked up” or “under tack,” and can be ridden, exercised, trained, or raced.

weanling

a Thoroughbred before its first birthday on the January 1 following its birth (the universal birthday for all Thoroughbred horses) but after it is no longer a suckling foal and has been removed (or “weaned”) from its mother.

yearling	a Thoroughbred between the first New Year’s Day after being foaled and the following January 1.

OFFERING SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Offering Circular and in the Exhibits to it. You should read the entire Offering Circular and carefully consider, among other things, the matters set forth in the “Risk Factors” section. We encourage you to seek the advice of your attorney, tax consultant, and business advisor with respect to the legal, tax, and business aspects of an investment in the Units. All references in this Offering Circular to “$” or “dollars” are to United States dollars. Certain terms relating to the Thoroughbred industry are defined in the Glossary immediately preceding this Offering Summary section.

The Company:	Commonwealth Thoroughbreds LLC, a Delaware series limited liability company formed June 12, 2019.

Series Assets:

●     Series Tapicat Filly will own up to a 25% interest in Tapicat Filly, a yearling filly by Quality Road out of Tapicat by Tabit.

●     Series Tonasah Filly will own up to a 25% interest in Tonasah Filly, a yearling filly by Uncle Mo out of Tonasah by Malibu Moon.

●     Series Kissed By Fire will own up to a 30% interest in Kissed By Fire, a two-year old filly by Friesian Fire out of Kiss in the Forest by Forest Wildcat.

●     Series Mage will own up to a 25% interest in Mage, a two-year old filly by Good Magic out of Puca by Big Brown .

●     Series Tshiebwe will own up to a 10% interest in Tshiebwe, a two-year old colt by Race Day out of Divine Friends by Divine Park.

●     Series Constitution Filly will own up to 30% interest in Constitution Filly, an unnamed one-year old yearling by Constitution out of Leigh Court by Grand Slam.

●     Series Medaglia Filly will own up to 40% interest in Medaglia Filly 2021, an unnamed one-year old yearling by Medaglia D’oro out of Spring Party by Smart Strike.

The “Description” section for each of the Thoroughbreds named above includes more information about the Thoroughbred and its development plan.

We may refer to the interests in a Thoroughbred owned by a Series as the “Series Asset” or alternatively as its “Thoroughbred Asset.”

We do not anticipate that any Series would own any assets other than the interests in the Thoroughbreds described in this Offering Circular, plus cash reserves for boarding, training, insurance, and other expenses related to those Thoroughbreds and amounts earned by the Series from racing and breeding activities. We do not intend to add any Thoroughbred assets to any Series once the Offering of that Series has closed.

Securities Offered:

Investors will acquire units of membership interest in a Series of the Company. Each Series is intended to be separate from the Company for purposes of assets and liabilities. See “Description of Units Offered” for further details. The purchase of membership units in a Series of the Company is an investment only in that one Series and not an investment in the Company as a whole.

The Units will have voting rights only with respect to specific matters set forth in the Amended and Restated Limited Liability Company Agreement of the Company (the “Operating Agreement”). Those matters are:

●         the for-cause removal of the Manager;

●         the dissolution of the Company upon the for-cause removal of the Manager, and

●         an amendment to the Operating Agreement that would:

o     enlarge the obligations of, or adversely affect, an interest holder in any material respect;

o     reduce the voting percentage required for any action to be taken by the holders of units in the Company under the Operating Agreement;

o     change the situations in which the Company and any series can be dissolved or terminated;

o     change the term of the Company (other than the circumstances provided in the Operating Agreement); or

o     give any person the right to dissolve the Company.

In addition, the holders of a majority of the units of an individual series must approve any amendment to the Operating Agreement that would adversely change the rights of the units of the series, result in mergers, consolidations, or conversions of the units of the series and for any other matter that the Manager, in its sole discretion, determines will require the approval of the holders of the units of the series voting as a separate class.

See “Description of the Units Offered – Voting Rights” for further information.

Investors:

Each Investor must be a “qualified purchaser” as defined by Regulation A and must also be eligible to own racehorses under the applicable rules of state racing commissions. See “Plan of Distribution and Subscription Procedure – Investor Eligibility Standards” for further details.

The Manager may, in its sole discretion, decline to admit any prospective Investor, or accept only a portion of such Investor’s subscription, regardless of whether such person is a “qualified purchaser.” Furthermore, the Manager anticipates only accepting subscriptions from prospective Investors located in states where the Broker is registered.

The Manager:	Commonwealth Markets Inc., a Delaware corporation, is the manager of the Company and the managing member of each series of the Company’s membership units.

Commonwealth Markets Inc. also owns and operates a mobile app-based investment platform called the Commonwealth Platform through which the Units in the Company’s series are sold. See “Description of the Business – The Commonwealth Platform” for more information.

Management Rights

For each Thoroughbred in which the Company acquires less than a majority ownership interest, the Company has entered into an agreement with the other owners providing that all material decisions related to the racing career and the day-to-day management of the Thoroughbred will be made jointly, as co-managers, and not on the basis of their respective ownership interests. These decisions include the selection of a trainer, oversight of pre-race training, training, racing, transportation between racetracks and training centers, veterinary issues, and all other standard management practices necessary for the care and racing of the Thoroughbred. The co-managers also agree to collaborate on developing a strategy for breeding interests during or at the completion of the Thoroughbred’s racing career and the eventual disposition of Thoroughbred, who may not be retired or otherwise disposed of without the agreement of the co-managers. See “Other Information – Co-Management Agreements.”

Broker:

The Company has entered into an agreement with Dalmore Group, LLC (“Dalmore” or the “Broker”), a broker-dealer registered with the SEC and each state where the Offering will be made and with such other regulators as may be required to execute the sale transactions and provide related services in connection with this Offering. Dalmore is a member of FINRA and SIPC.

Price per Unit:

The price per Unit is $50.00 for all Series.

The Purchase Price will be payable in cash at the time of subscription. Payment will only be accepted by means of electronic transfer via wire or ACH payment, by debit or credit card, but not by check.

Minimum and Maximum Unit Purchase:

The minimum subscription by an Investor is one (1) Unit. No Investor may acquire Units in a Series that would represent a 3% or more interest in the Thoroughbred and would require the investor to be individually licensed as a racehorse owner. See “Plan of Distribution and Subscription Procedure -- Eligibility for Registration as a Racehorse Owner” for more detail about these eligibility requirements.

Offering Size:

Series Tapicat Filly	Maximum Offering – 3,142 Units Minimum Offering – 799 Units

Series Tonasah Filly	Maximum Offering – 3,894 Units
Minimum Offering – 980 Units

Series Kissed By Fire	Maximum Offering – 4,455 Units Minimum Offering – 1,112 Units

Series Mage	Maximum Offering – 3,428 Units Minimum Offering – 857 Units

Series Tshiebwe	Maximum Offering – 2,101 Units Minimum Offering – 524 Units

Series Medaglia Filly	Maximum Offering – 4,023 Units Minimum Offering – 1,005 Units

Series Constitution Filly	Maximum Offering – 3,910 Units Minimum Offering – 977 Units

Terms of Series Asset Acquisitions:

In May and August 2022, the Company acquired undivided ownership interests in four Thoroughbreds: Kissed By Fire, Mage, Tshiebwe, Medaglia Filly and Constitution Filly. In each case, the Company funded the purchase with the proceeds from a loan from the Manager. The principal amount of each loan is equal to the purchase price of the interest in the Thoroughbred plus the Company’s pro rata share of boarding, care, and training expenses for the Thoroughbred paid by the Manager through the date of the closing of the Series Offering. The terms of each promissory note issued by the Company to the Manager are described in the “Use of Proceeds” section for each Series Offering.

Once subscriptions for the minimum offering amount of these four Series Offering have been received, the Company will hold one or more closings at which subscriber funds held in escrow as of the date of each closing will be released to the Series, the Series will pay a corresponding portion or all of the outstanding principal and accrued interest in cash to the Manager, and the Company will transfer a corresponding interest in the Thoroughbred to the Series. If the Series is fully subscribed, the Series will acquire the Company’s entire interest in the Thoroughbred. If the Series Offering terminates but has not been fully subscribed, then the Company will transfer the portion of the interest that was not transferred to the Series to the Manager.

On October 25, 2022, The Company acquired an option to purchase up to 25% undivided interest in Tapicat Filly from Gandharvi, LLC (“Gandarvi”). The target purchase price is $61,750. The option expires February 25, 2023 The offering proceeds must reach the maximum offering amount of $157,100 to acquire the full 25% interest in Tapicat Filly. The Offering must raise at least 25% of the maximum offering amount, or $39,950, to acquire an interest in Series Tapicat Filly. The option can be exercised in multiple closings, each in increments of 25% of the maximum offering proceeds. The terms of the option to acquire an interest in series Tapicat Filly are described under “Use of Proceeds – Series Tapicat Filly.”

Also on October 25, 2022, the Company acquired an option to purchase up to 25% undivided interest in Tonasah Filly from Gandharvi, LLC (“Gandharvi”). The target purchase price is $89,250. The option expires February 25, 2023 The offering proceeds must reach the maximum offering amount of $194,700 to acquire the full 25% interest in Tonasah Filly. The Offering must raise at least 25% of the maximum offering amount of $49,000, to acquire an interest in Series Tonasah Filly. The option can be exercised in multiple closings, each in increments of 25% of the maximum offering proceeds. The terms of the option to acquire an interest in Series Tonasah Filly are described under “Use of Proceeds - Series Tonasah Filly.”

Once subscriptions for the minimum offering amount of the Series Offering have been received, the Company will hold one or more closings at which subscriber funds held in escrow as of the date of each closing will be released to the Series, the Series will pay a corresponding portion or all of the outstanding principal and accrued interest in cash to the Manager, and the Company will transfer a corresponding interest in the Thoroughbred to the Series. If the Series is fully subscribed, the Series will acquire the Company’s entire interest in the Thoroughbred. If the Series Offering terminates but has not been fully subscribed, then the Company will transfer the portion of the interest that was not transferred to the Series to the Manager.

Notices to Subscribers:

Upon each closing of a Series Offering, proceeds from the sale of the Units will be distributed to the account of the Series. The Series will use those proceeds to pay the amounts shown in the use of proceeds table for the Offering based on the percentage of maximum proceeds received at each closing. Promptly following each interim closing, the Company will notify subscribers for the Series Units individually by e-mail that the interim closing has occurred, the total interest in the Thoroughbred Asset then held by the Series, and related changes, if any, in the intended use of proceeds. The Company will also file a supplement to this Offering Circular or a Current Report with the SEC and post an announcement containing the same information to the Series pages of its website and its app.

Ownership by Management:

Although affiliates of the Manager expect to subscribe for Units of each Series Offering on the same terms as other investors, the Manager and its affiliates are not required to own any of the outstanding Units of any Series.

Escrow Agent:	North Capital Private Securities Corporation (“North Capital” or the “Escrow Agent”). Fees paid to the Escrow Agent are categorized as Offering Expenses.

Escrow:

The subscription funds advanced by a prospective Investor as part of the subscription process will be held in a non-interest-bearing escrow account with the Escrow Agent and will not be commingled with the operating account of any Series, until, if and when there is a Closing with respect to that Investor.

When the Escrow Agent has received instructions from the Manager or the Broker that the Offering will close and the Investor’s subscription is to be accepted (either in whole or part), then the Escrow Agent will disburse the Investor’s subscription proceeds in its possession to the account of the Series, and Units of the Series will be issued to the Investor.

If the Offering is terminated without a Closing, or if a prospective Investor’s subscription is not accepted or is cut back due to oversubscription or otherwise, funds held in escrow for unaccepted subscriptions will be returned promptly to the Investor without interest. Any costs and expenses associated with a terminated offering will be borne by the Manager.

Offering Period:

There will be a separate closing with respect to each Offering. The Closing of each Offering will take place on the earliest to occur of (i) the date subscriptions for the maximum number of Units offered have been accepted or (ii) a date determined by the Manager in its sole discretion, provided that subscriptions for the minimum number of Units offered have been accepted.

If the Closing has not occurred, the Offering will terminate on (i) the date that is one year from the date this Offering Circular, or an Amendment to it, is qualified by SEC, which period may be extended by an additional six months by the Manager in its sole discretion, or (ii) any date on which the Manager elects to terminate the offering in its sole discretion. The Manager reserves the right to terminate the offering if 35 or fewer persons subscribe for the Units of any Series.

Use of Proceeds:

The Offering proceeds received by each Series will be applied in the following order of priority of payment:

(i)         Brokerage Fee: A Brokerage fee equal to 1% of the amount raised through this Offering (which excludes any Units purchased by the Manager or its affiliates) paid to Dalmore as compensation for brokerage services.

In addition, the Manager has paid Dalmore a $5,000 one-time payment for out-of-pocket expenses and will pay Dalmore receive a one-time consulting fee of $10,000 in connection with this Offering upon the issuance of a no objection letter by FINRA and SEC qualification.

(ii)         Cost of the Series Asset: The actual cost incurred to acquire the Series Asset (which may have been paid before Closing with funds loaned to the Company), including any interest payable on loans to the Company, and down payments paid by the Manager or its affiliates to acquire the Series Asset before an Offering.

(iii)         Offering Expenses: In general, these costs include actual legal, accounting, escrow, underwriting, filing, wire transfer and compliance costs incurred by the Company in connection with the offering of a series, as applicable, paid to legal advisors, brokerage, escrow, underwriters, printing, financial institutions, accounting firms and the custodian, as the case may be. Offering Expenses excludes ongoing costs described below as Operating Expenses.

(iv)         Acquisition Expenses: In general, these include actual costs associated with the identification, investigation, evaluation and acquisition of a Thoroughbred asset, pre-purchase medical examinations, appraisal fees, and transportation to a boarding or training facility, as applicable.

(v)         Organizational Fee: An Organizational Fee equal to up to 3% of the proceeds received from each offering of the Company’s units will be paid to the Manager to cover legal, accounting and compliance expenses incurred to set up the legal and financial framework and compliance infrastructure for the marketing and sale of the Units offered hereby and all subsequent offerings.

(vi)        Sourcing Fee:

A fee of up to 15% of the purchase price of the Series Asset will be paid to the Manager from the offering proceeds at closing as compensation for identifying, investigating, evaluating, and managing the acquisition of a Thoroughbred asset.

(vii)         Management Fee:

As compensation for the services provided by the Manager for managing the Series’ Thoroughbred Asset and conducting Unitholder relations, the Manager will be entitled to receive the following fees (the “Management Fee”):

●         A training management fee equal to 10% of the amount of the reserves for training expenses and working capital contingencies for each Series Offering, payable from the offering proceeds at the time training expenses are incurred. See the “Use of Proceeds” section for each Series Offering.

●         During a Series Thoroughbred’s racing career the Manager will be paid a fee equal to 10% of net winnings after fees customarily withheld from purses by the horsemen’s bookkeeper prior to distribution of net purses earned, which will become due and payable to the Manager when released by the track at which the race took place, and the purse was earned. The percentage will increase to 20% once the aggregate amount of distributions to Series Unit holders from racing and asset sale activities equals the amount of offering proceeds received by the Series.

●         After the Series Thoroughbred retires from racing, the Manager will be paid a quarterly fee equal to a percentage of any Series Revenue generated by the Series, payable at the time there is a distribution of Series Revenue to Unit Holders of the Series, as described in Distribution Rights below. The percentage will be 10% until the aggregate amount of distributions to Series Unit holders from racing, breeding, and asset sale activities equals the amount of offering proceeds received by the Series, at which time the percentage will increase to 20%.

“Series Revenue” means the cash received by the Series from racing, breeding, and asset sale activities. For tax and accounting purposes, Series Revenue paid as a Management Fee will be accounted for as an expense on the books of the Series.

The “Use of Proceeds” sections for each of the Series and the “Fees and Expenses” section include further details.

Operating Expenses:

“Operating Expenses” are the costs and expenses attributable to the activities of a Series including:

●         costs incurred in managing the Series Thoroughbred, including, but not limited to boarding, training, veterinarian, and transportation costs;

●         costs incurred in preparing any reports and accounts of the Series, including any tax filings and any annual audit of the accounts of the Series (if applicable) or costs payable to any third-party registrar or transfer agent and any reports to be filed with SEC;

●         any and all insurance premiums or expenses in connection with the Series Thoroughbred, including mortality, liability, and medical insurance of the Series Thoroughbred to insure against the death, injury, or third-party liability of racehorse ownership (as described in “Description of the Business – Business of the Company”). The decision to purchase insurance on a Thoroughbred will be made on a horse-by-horse basis, depending on such considerations as the amount of Series’ investment, premium rates, racing performance, pedigree, use (racing, stallion, or broodmare) and similar factors; and

●         any indemnification payments.

The Manager will be reimbursed for the Company’s pro rata share of boarding, care, and training expenses for the Series Thoroughbred, which will be paid by the Manager through the date of the closing of the Series Offering, the amount of these expenses will be added to principal amount of each loan made by the Manager to the Company to fund the Company’s purchase of the interest in the Series Thoroughbred.

If the Operating Expenses exceed the amount of revenues generated from the Series Asset and cannot be covered by any Operating Expense reserves on the balance sheet of the Series, the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Series, on which the Manager may impose a reasonable rate of interest, which cannot be lower than the Applicable Federal Rate (as defined in the Internal Revenue Code), and be entitled to reimbursement of such amount from future revenues generated by the Series Asset (the “Operating Expenses Reimbursement Obligation”), or (c) cause additional Units to be issued in order to cover the additional amount of Operating Expenses.

Whether a Series will generate any revenues will depend on the development plan for the Series Thoroughbred.

Tshiebwe has raced once in 2022, placing fourth in a Maiden Special Weight race. Kissed By Fire has raced twice in 2022, placing second in a Maiden Special Weight and seventh in a Grade 1 stakes race. As of the date of this Offering Circular, Mage is an unraced two-year old. Both yearling fillies are expected to begin preliminary training in coming months.

See discussion of “Description of the Business – Operating Expenses” for additional information.

Issuance of Additional Units:

The Manager may sell its Units of a Series from time to time after the Closing of the Offering of that Series.

If there are not sufficient cash reserves of, or revenues generated by, a Series to meet the Series’ Operating Expenses, the Manager may sell additional Units of the series as well as take the other actions described in immediately preceding “Operating Expenses” section of this Offering Summary.

Distribution Rights:

The Manager has sole discretion in determining when distributions of Series Revenue, if any, are made to Series Unit Holders and the amount of any such distributions. Any Series Revenue from racing, breeding and sales activities will be applied in the following order of priority:

(i)         to repay any amounts outstanding under Operating Expenses Reimbursement Obligations plus accrued interest, including the portions of the Management Fee payable for training management and from net winnings, as described above;

(ii)         to create such reserves as the Manager deems necessary, in its sole discretion, to pay corporate income taxes applicable to the Series and meet future Operating Expenses;

(iii)         distributions to Unit Holders, net of the Management Fee payable; and

(iv)         distributions to the Manager in payment of the Management Fee, as described above.

Timing of Distributions:

The Manager has the sole discretion to determine the timing of any distributions of Series Revenue to Unit Holders and to withhold Series Revenue entirely or in part to meet anticipated costs and liabilities of the Series. In general, the timing and amount of distributions will depend on such factors as the development of the Series Thoroughbred, the quality of the races in which it is entered, winnings, and its value as breeding stallion or broodmare.

No Trading Market:

There is currently no public trading market for any of our Units, and no such public market may ever develop. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Units at any price. Even if a public market does develop, the market price could decline below the amount you paid for your Units. Neither Commonwealth Thoroughbreds, LLC nor any other person who directly or indirectly provides management services has participated in, offered, or liquidated any other investment programs prior to the current Offerings.

The Company estimates that each Series will exist for 4-6 years (the racing life cycle) and then the Series Asset will be sold, which will be the primary liquidity event other than distributions on Series Revenue as discussed above. A sale of the Series Asset may occur at a lower value than when the Series Asset was first acquired or at a lower price than the aggregate of costs, fees and expenses used to purchase the Series Asset. The Company expects to terminate each Series after the Series Asset is sold and to distribute the sales proceeds to the unitholders of that Series.

Fiduciary Duties:

The Operating Agreement provides that neither the Manager, nor any directors, officers, or employees of the Manager, nor the members of an advisory board (if any), nor persons acting at the request of the Company or any series in certain capacities with respect to other entities (collectively, the “Indemnified Parties”) will be liable to the Company, the Series, or any Unit Holders for any act or omission taken by any Indemnified Party in connection with the business of the Company or its series of membership units unless determined to constitute fraud, willful misconduct or gross negligence. Therefore, Investors have a more limited right of action than they would have absent the limitation in the Operating Agreement.

Indemnification:

The Company or, where relevant, the Series will indemnify the Indemnified Parties out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties, or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving as Indemnified Parties with respect to any act or omission that has not been determined to constitute fraud, willful misconduct, or gross negligence. Unless attributable to a specific series of units or a specific underlying asset, the costs of meeting any indemnification will be allocated pro rata across each of series of units based on the value of each underlying asset.

Transfers:

The Manager may refuse a transfer of Units by an Unit Holder if the transfer would result in (a) there being more than 2,000 beneficial owners in the Series or more than 500 beneficial owners that are not “accredited investors,” (b) the assets of the Series being deemed “plan assets” for purposes of ERISA, (c) such Unit Holder holding more than 19.9% of the Series Units, (d) a change of U.S. federal income tax treatment of the Company and/or the Series, or (e) the Company, the Series of Units or the Manager being subject to additional licensure or other regulatory requirements. In addition, because the Units will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), Units may only be transferred in accordance with exemptions from registrations under the Securities Act and applicable state securities laws. See “Description of Units Offered – Transfer Restrictions” for more information.

Governing Law:

To the fullest extent permitted by applicable law, the Company and the Operating Agreement will be governed by Delaware law and any dispute in relation to the Company and the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware. If a Unit Holder were to bring a claim against the Company or the Manager pursuant to the Operating Agreement, it would be required to do so in the Delaware Court of Chancery to the extent the claim is not vested in the exclusive jurisdiction of a court or forum other than the Delaware Court of Chancery, or for which the Delaware Court of Chancery does not have subject matter jurisdiction, or where exclusive jurisdiction is not permitted under applicable law.

Exclusive Jurisdiction for Certain Disputes; Waiver of Jury Trial:

The Operating Agreement requires that any claim by a Unit Holder against the Company or the Manager relating to the terms of the Operating Agreement must, to the fullest extent permitted by applicable law, be brought in the Delaware Court of Chancery. Each Investor will covenant and agree not to bring any such claim in any other venue.

This exclusive forum provision will not apply to claims that are vested in the exclusive jurisdiction of a court or forum other than the Delaware Court of Chancery, or for which the Delaware Court of Chancery does not have subject matter jurisdiction.

The Operating Agreement also contains a waiver of trial by jury, to the fullest extent permitted by applicable law, although that waiver is not intended to apply to claims or suits under federal securities laws.

RISK FACTORS

An investment in a Series is highly speculative in nature, involves substantial risks and is suitable only for sophisticated Investors for whom an investment in a Series is only one portion of an investment program, who fully understand and are capable of bearing the risks of the investment and who can afford to lose their entire investment. We cannot assure you that the Company’s investment objectives will be achieved or that a secondary market would ever develop for the Units, whether via the Commonwealth Platform, via third party registered broker-dealers or otherwise. Before making an investment decision, you should carefully consider all information contained in this Offering Circular (and the exhibits hereto) and should give particular consideration to the risks described below. The business, operating results and financial condition of the Company or an individual Series all could be adversely affected by any of the following risks. The risk factors below are not intended to be an exhaustive list of the general or specific risks involved, but merely to identify certain risks that are now foreseen by the Company. Other risks, not now foreseen, may become significant in the future and that the risks which are now foreseen may affect the Company or a Series to a greater extent than is now foreseen or in a manner not now contemplated. Prospective Investors should obtain their own legal and tax advice prior to making an investment in a Series.

Risks Related to the Structure, Operation and Performance of the Company

Our Company has a limited prior operating history. Therefore, acquiring Units in its Series is a speculative investment. We cannot assure you that you will realize your investment objectives.

An investment in our Units involves a high degree of risk, including the possibility that you may not realize a return on your investment, or that your investment could lose some or all its value. The Company has only a limited operating history upon which prospective Investors may evaluate its performance. There is no guarantee that any Series will generate a financial return or that the value of its Thoroughbred Asset will increase. For these reasons, we urge you to read this Offering Circular carefully, and consult with your legal and financial advisors before deciding to invest in these Units.

The prospects of a Series must be considered in light of the risks, expenses, and difficulties encountered in establishing a new business in a highly competitive industry. The Company will be engaged in a highly speculative business. The future financial performance of each Series will depend on its ability to earn purses from racing, profitably resell its ownership units in runners and breeding stallions, sell broodmares and the progeny of broodmares and engage in other Thoroughbred activities. We cannot assure you the Company can successfully carry out its investment and operational strategy.

An investment made through this Offering constitutes only an investment in a Series and not in the Company or the underlying Thoroughbred.

A purchase of Units in a Series does not constitute an investment in either the Company or the underlying Thoroughbred directly. This limits the voting rights of the Investor solely to the Series, which are further limited by the Company’s Operating Agreement, described further in this Offering Circular. Investors will have voting rights only with respect to certain matters, primarily relating to amendments to the Operating Agreement that would adversely change the rights of their Units and removal of the Manager for “cause.” The Manager thus retains significant control over the management of the Company and the underlying Thoroughbred Assets. Furthermore, because the Units in a Series do not constitute an investment in the Company as a whole, holders of the Units in one Series will not receive any economic benefit from, or be subject to the liabilities of, the assets of any of the Company’s other Series. In addition, the economic interest of a holder in a Series will not be identical to owning a direct undivided interest in the underlying Thoroughbred Asset because, among other things, the Series will be required to pay corporate taxes before distributions are made to the holders, and the Manager will receive a fee in respect of its management of the Series’ Thoroughbred.

Liability of investors between series of membership units.

The Company is structured as a Delaware series limited liability company that issues different series of membership units for each underlying asset. Each series of membership units will merely be a separate series and not a separate legal entity. The Delaware Limited Liability Company Act (the “LLC Act”) provides that if certain conditions (as set forth in Section 18-215(b) of the LLC Act) are met, the liability of investors holding one series is segregated from the liability of investors holding another series, the assets of one series are not available to satisfy the liabilities of other series, and a series has the power and capacity to, in its own name, sue and be sued independently of the series limited liability company. In addition, approximately 40% of the U.S. states plus the District of Columbia have adopted similar statutes authorizing the formation of series limited liability companies. Although the limitation of liability afforded to each series of a series limited liability company is recognized by the courts of Delaware, and we are not aware of any court case in which a federal or state court has not recognized the limited liability of a series under Delaware law, there is no guarantee that if challenged in the courts of a U.S. state with no series limited liability company statute or a foreign jurisdiction, those courts will uphold a similar interpretation of Delaware corporation law. If the Company’s series limited liability company structure is not respected, then Investors may have to share any liabilities of the Company with all investors and not just those who hold the same series as them. Furthermore, while we intend to maintain separate and distinct records for each series and account for them separately and otherwise meet the requirements of the LLC Act, it is possible a court could conclude that the methods used did not satisfy Section 18-215(b) of the LLC Act and thus potentially expose the assets of one series to the liabilities of another series. The consequence of this is that Investors may have to bear higher than anticipated expenses which would adversely affect the value of their Units, or the likelihood of any distributions being made by the Series to the Investors. In addition, we are not aware of any court case that has tested the limitations on inter-series liability provided by Section 18-215(b) in federal bankruptcy courts, and it is possible that a bankruptcy court could determine that the assets of one series should be applied to meet the liabilities of another series or the liabilities of the Company generally where the assets of such other series or of the Company generally are insufficient to meet its respective liabilities.

If any fees, costs, and expenses of the Company are not allocable to a specific series, they will be borne proportionately across all the series. Although the Manager will allocate fees, costs and expenses acting reasonably and in accordance with its allocation policy (see “Description of the Business – Allocation of Revenue and Expense”), there may be situations where it is difficult to allocate fees, costs, and expenses to a specific series. Therefore, there is a risk that a series may bear a proportion of the fees, costs and expenses for a service or product for which another series received a disproportionately high benefit.

Initially there will be no public market for the resale of the Units, and no such public market may ever develop.

There is currently no public trading market for any of our Units, and no such public market may ever develop. The Manager has no current plans to facilitate the resale of Units acquired by Investors on the Commonwealth Platform and potentially help provide liquidity to Investors. If an active public trading market for our Units does not develop or is not sustained, it may be difficult or impossible for you to resell your Units at any price. Even if a public market does develop, the market price could decline below the amount you paid for your Units. We estimate that each Series will exist for 4-6 years (the racing life cycle) and then the Series Asset will be sold, which will be the primary liquidity event other than distributions of Series Revenue from racing and breeding activities. A sale of the Series Asset may occur at a lower value than when the Series Asset was first acquired or at a lower price than the aggregate of costs, fees and expenses used to purchase the Series Asset. The Company expects to terminate each Series after the Series Asset is sold and to distribute the sales proceeds to the unitholders of that Series. Neither Commonwealth Thoroughbreds, LLC nor any other person who directly or indirectly provides management services has neither participated in, offered, or liquidated any other investment programs prior to the Offerings.

There may be state law restrictions on an Investor’s ability to sell the Units.

Each state has its own securities laws, often called “blue sky” laws, which (1) limit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. Also, the broker must be registered in that state. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by the broker-dealers, if any, who agree to serve as the market-makers for our Units. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Units. In addition, Tier 2 of Regulation A limits qualified resales of our Units to 30% of the aggregate offering price of a particular offering. Investors should consider the resale market for our Units to be limited. Investors may be unable to resell their Units, or they may be unable to resell them without the significant expense of state registration or qualification or opinions to our satisfaction that no such registration or qualification is required.

No guarantee of Closing.

There can be no guarantee that the Company will reach its funding target from potential Investors with respect to the Series currently offered or any future proposed series of units. If the Company does not reach a funding target, it may not be able to achieve its investment objectives by acquiring additional underlying Thoroughbred assets through the issuance of further series and generating revenue to enable distributions for Investors. In addition, if the Company is unable to raise funding for additional series, this may impact any Investors already holding units as they will not see the benefits that arise from economies of scale following the acquisition by other series of additional Thoroughbred assets and other opportunities to generate revenue from racing, breeding, or sales activities.

There are few businesses that have pursued a strategy or investment objective similar to the Company’s.

We believe other companies crowdfunding ownership interests in racehorses or proposing to run a platform for crowdfunding of interests in racehorses has been very limited to date. The Company and the Units may not gain market acceptance from potential Investors, Thoroughbred breeders, or service providers within the racehorse ownership/syndicate industry, including insurance companies, syndicate managers, training facilities or maintenance partners. This could result in an inability of the Manager to manage the career of the Company’s Thoroughbred assets profitably. It could impact the issuance of further series of units and additional Thoroughbred assets being acquired by the Company. It would further inhibit market acceptance of the Company and if the Company does not acquire any additional Thoroughbred assets, Investors would not receive any benefits that arise from economies of scale (such as a reduction in boarding, training and transportation costs and group discounts on insurance).

Offering amount exceeds value of the underlying Thoroughbred.

The size of each of the Offerings will exceed the purchase price of the Thoroughbred Asset of each Series on the date its Offering closes because the proceeds of the Offering in excess of the purchase price of the Thoroughbred Asset will be used to pay fees, costs and expenses incurred in making this Offering, acquiring the Thoroughbred Asset, and establishing reserves to cover Operating Expenses until the Thoroughbred develops and is capable of racing competitively. If a Thoroughbred Asset must be sold before there has been substantial appreciation of the value of the Thoroughbred Asset, the proceeds from the sale remaining after first paying off any liabilities owed in connection with the Thoroughbred Asset at the time of the sale (including but not limited to any outstanding Operating Expenses Reimbursement Obligation) may not be sufficient to repay Investors the amount of their initial investment or any additional profits in excess of that amount.

A Series may not be able to control many of its operating costs, and unexpected costs may adversely affect its financial results.

We cannot provide assurance that the Manager’s estimates regarding the price of Thoroughbreds, the cost of maintaining, training, and racing Thoroughbreds or maintaining and standing stallions, or the cost and expenses associated with buying and reselling pinhooking prospects (as described below) will prove accurate. Numerous factors may affect a Series’ operating expenses, many of which will be beyond its control. The costs of purchasing, boarding, training, providing veterinary care for, and otherwise owning and maintaining Thoroughbreds are substantial and outside the Company’s control. The Company expects these costs and expenses to increase over time due to inflationary factors.

Other factors that could cause a Series’ expenses to be higher than expected include market fluctuations in the Thoroughbred industry, risks associated with transporting the horses to and from races and auctions, the overall health, soundness, and competitiveness of the Thoroughbred a Series owns, interest and currency exchange rates, and other factors that are beyond the Company’s control or that cannot be accurately predicted at this time. Outbreaks of infectious diseases could result in quarantines or other restrictions that may halt racing and breeding or restrict movement, and thus impede a Series’ racing and breeding activities. For example, in recent months there were several new reported cases of equine viral herpes, a potentially fatal disease that may render surviving victims infertile. This has resulted in quarantines being imposed at several racetracks and training facilities. Although similar outbreaks have been contained in the past, the disease has the potential to create significant problems with the racing, breeding, and transport of horses, which could have a material adverse effect on the activities and revenues of a Series.

The Company intends that each Series will pay its operating expenses from the proceeds from the sale of its Units and future operating revenue. Higher than expected operating expenses could force a Series to sell Series Assets during unfavorable market conditions. Events that increase a Series’ operating expenses or reduce its capital resources and liquidity could prevent the Investors from receiving their anticipated return on investment.

The Company is controlled by the Manager, and Members must rely solely on the judgment of the Manager’s management team, which has limited prior experience in the equine industry.

The success of the Company and each of its Series will depend upon the experience and business judgment of the Manager, its management team, and the advisors the Manager engages. The Manager’s management team has limited prior experience in overseeing Thoroughbred acquisition, training, racing, breeding, and sales activities.

The Manager has exclusive control over the day-to-day operations of each Series and most decisions as to the use of the proceeds of this offering following the purchase of the Series’ Thoroughbred Asset. The selection of a Series’ Thoroughbred Asset will be based on an analysis of bloodlines, evaluations of physical condition, and the past performance of related Thoroughbred horses, none of which is an exact science. To a significant degree, the Manager will be relying on the advice of trainers, bloodstock agents, consignors, co-owners of horses owned in part by a Series, and other advisors.

The Manager will have full and complete control and authority with respect to the business and affairs of each Series and will have responsibility for the selection and acquisition of the interests in Thoroughbreds to be purchased by each Series. When a Series holds a majority interest in a Thoroughbred, the Manager will generally have full and complete control and authority with respect to, among other things:

●	decisions concerning the care and maintenance of the Thoroughbred (including the selection of boarding, training, transporting and veterinary services);
●	decisions relating to the amount and form of compensation to be paid to persons providing services to a Series (other than parties related to the Manager or any Member); and
●	decisions regarding the racing, breeding and eventual sale of the Thoroughbreds and their offspring.

When a Series holds a minority interest in a Thoroughbred, those decisions will generally be made by a holder of a majority interest or as otherwise set forth in the applicable co-ownership agreement among the interest holders.

The Members (other than the Manager) will not be able to exercise any significant control or influence over the operation of the business of the Company and each Series, even if Members disagree with the Manager’s decisions or disapprove of its performance. Accordingly, no person should invest in a Series unless he or she is willing to entrust all aspects of control to Commonwealth Markets and to rely on its management ability.

The loss of the Manager’s key executives could jeopardize your investment.

The Company will depend on the efforts and expertise of the Manager’s key employees Brian Doxtator and Chase Chamberlin. If the Manager loses or suffers an extended interruption in the service of one or more of its key personnel, the Company and the Units could be adversely affected. The Manager does not expect to maintain key-man insurance on Messrs. Doxtator and Chamberlin.

The Management Fee paid to the Manager by each Series is based on the performance of the Series.

Each Series pays the Manager a Management Fee that is based upon the Series’ performance. This performance-based fee structure may create an incentive for the Manager to cause the Company to make investments that are riskier or more speculative than might otherwise be the case in the absence of such a fee.

A Series’ financial performance will depend on the Manager’s relationships within the Thoroughbred industry.

The ability to purchase desirable Thoroughbreds may depend in part upon the Manager’s relationships with trainers, bloodstock agents and consultants and Thoroughbred owners. These relationships provide the Manager with access to information that is useful in determining which Thoroughbreds are available in the public and private markets and which have the potential to be successful. The Manager may lose key personnel who maintain key relationships. Any failure to maintain, manage or continue to establish relationships with key individuals and institutions in the Thoroughbred industry may hinder the Manager’s ability to purchase desirable Thoroughbreds for the Company’s Series.

The financial performance of each Series will depend on the quality of the services performed by trainers and other independent contractors.

The Manager will engage independent contractors to perform many essential services required for Thoroughbred racing and breeding, including selection, training, boarding and veterinary care of its Thoroughbreds. These independent contractors often subcontract or employ others who actually perform the contracted for services. Some of these contractors will also be servicing other horses not owned by the Company’s Series. The Company may have to compete for the services of trainers, bloodstock agents, jockeys and consignors, and conflicts of interest may arise from time to time.

Trainers, veterinarians, and jockeys are licensed by regulatory bodies overseeing racing and are subject to fines, suspension, or revocation of their licenses if it is determined that a violation of racing rules occurred. Suspension or revocation of a key trainer’s, veterinarian’s or jockey’s license may interrupt the Manager’s ability to train and race the horses of the Company’s Series in the intended manner until a suitable replacement can be found. Administrative regulations are in effect in some states that provide for the suspension of a horse from competition if a trainer violates a rule involving the participation of the horse in a race or would require an owner to engage personnel unrelated to the suspended trainer to care for or train its horses during the trainer’s suspension. Any adverse administrative rulings, either against a trainer, veterinarian or jockey engaged by a Series or directly against a Series as owner, could result in fines, suspension, or revocation of a license to participate in racing. Such sanctions may result in lost opportunities to race a Series’ Thoroughbred and cause significant damage to the Company’s reputation, jeopardizing the Company’s ability to successfully carry out its business plan and may adversely affect the value of the Series Assets.

Injury, infertility, or death of a Series’ Thoroughbred(s) could diminish revenue and net asset values.

The Company plans to acquire Thoroughbreds with the pedigree quality indicative of the ability to compete and produce offspring who can compete in allowance and stakes races. Because purchasing Thoroughbreds of this caliber can be expected to require a substantial investment by a Series, any illness, injury, accident, impairment, or death of one or more of a Series’ Thoroughbreds could have a material adverse effect on the value of Units. Failure to perform as anticipated due to inability or lack of competitive will, injury, illness, disability, or death of a Thoroughbred that is uninsured or underinsured could materially diminish a Series’ net asset value. A stallion in which a Series owns an interest may be or become infertile to the extent that the stallion becomes a commercial failure. Any infertility problems with stallions could result in possible losses for a Series to the extent fertility insurance proceeds (available only in the first year of a stallion’s breeding career) do not cover the purchase price of the Units. Even if losses are fully insured, a Series will not receive the future earnings stream associated with a Thoroughbred, which could materially reduce a Series’ financial performance.

A Thoroughbred acquired as a yearling or juvenile will require development and training to race competitively. Accordingly, the potential of a yearling or juvenile Thoroughbred to generate revenue for a Series will not be known for a period that could be as short as 30-60 days after acquisition for juveniles to as long as 18 months after acquisition, particularly for yearlings.

The Company intends to acquire interests in yearlings and juvenile Thoroughbreds with a pedigree that indicates the potential to race competitively in allowance and stakes races in the future. However, yearlings acquired in the fall will normally require 6 to 18 months of development before they are able to race competitively. A juvenile (a two-year-old Thoroughbred) purchased in the spring or early summer of its two-year-old year will normally require from 3 to 9 months of additional training prior to racing competitively but may be ready to race within 1-2 months of acquisition. Accordingly, the ability of a yearling or a juvenile Thoroughbred to produce revenue and generate distributable Series Revenue from racing will not be known for a variable amount of time, and accurately projecting the timing of receipt of revenues, if any, from yearlings and juveniles is problematic.

The cost of insurance could be high, and caps on coverage could limit a Series’ ability to fully insure its assets.

To reduce the risks associated with possible death of its Thoroughbreds, the Company expects each Series to purchase mortality insurance on the Thoroughbreds in which it owns a substantial interest, as determined by the Manager in its discretion. However, changes in the market for insurance may affect the Company’s ability to obtain the insurance coverage at reasonable rates. Moreover, insurance is typically limited to the purchase price plus 10% and the Company cannot reasonably insure for the potential profit that each horse represents. Insurers have limited coverage on highly valued Thoroughbreds for congenital first year fertility and mortality following significant losses on several prominent racehorses that failed at stud in recent years. Any increase in the cost of such insurance could reduce a Series’ income and its ability to insure its assets. In addition, a Series’ inability to fully insure a highly valued Thoroughbred due to coverage caps could result in a significant reduction in net asset value in the event of the Thoroughbred’s death or infertility.

The Manager cannot predict how long a Series will own its horses, which may adversely affect a Series’ operating expenses.

The Company’s goal is for its Series to own Thoroughbreds for varying lengths of time and resell or breed them when appropriate. A Series may sell the progeny of its mares or sell its mares as broodmare prospects or in foal. A Series may not have sufficient resources to maintain horses for extended periods, which may cause it to resell a horse at a loss. Alternatively, a Series’ inability to resell horses within its expected resale window may result in an unanticipated increase in operating expenses that could adversely affect a Series’ results.

Absence of physical facilities; reliance on others for boarding and maintenance.

Neither the Manager nor the Company currently owns any physical facilities for the boarding or training of the Thoroughbreds that the Company’s Series will own. Therefore, the Company will rely on third parties to board, train and race its Thoroughbreds. We do not expect to have written agreements with trainers, veterinarians, or other third-party vendors, as it is not a customary practice in the industry. Should any third-party contractor fail to competently train or care for a Thoroughbred owned by a Series, the health and/or value of that horse could suffer, which could negatively affect the net asset values of a Series.

Subscribers must be eligible to be licensed to own racehorses.

State horseracing commissions have licensure requirements that require Investors be licensed if they hold a certain ownership interest of a racehorse. For this reason, subscribers for Units must certify that they are eligible to be licensed as a Thoroughbred racehorse owner and are not the subject of any pending disciplinary or legal proceedings that may result in ineligibility for licensure. Subscribers for more than 3% of the Units of a Series may also be required to provide additional personal information sufficient to permit the Manager to assess the prospective subscriber’s ability to be licensed under the applicable regulations of the racing commissions of the various states. A promising Thoroughbred owned by a Series could be excluded from high profile stakes races in New York or other states if a Unit holder becomes ineligible to hold an owner’s license, which could reduce the value of the Thoroughbred and reduce the Series’ return on investment. An Investor who knowingly fails to disclose his or her ineligibility for licensure could be subject to claims for any damages to the Series resulting from such bad faith. See “Plan of Distribution and Subscription Procedure -- Eligibility for Registration as a Racehorse Owner” for more detail about these eligibility requirements.

Potential breach of the security measures of the Commonwealth Platform.

The highly automated nature of the Commonwealth Platform through which potential investors acquire or transfer Units may make it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. The Commonwealth Platform processes certain confidential information about investors, Thoroughbred breeders, and Thoroughbred assets held by the Company’s Series. While we intend to take commercially reasonable measures to protect our confidential information and maintain appropriate cybersecurity, the security measures of the Commonwealth Platform, the Company, the Manager, or the Company’s service providers (including Dalmore and North Capital) could be breached. Any accidental or willful security breaches or other unauthorized access to the Commonwealth Platform could cause confidential information to be stolen and used for criminal purposes or have other harmful effects. Security breaches or unauthorized access to confidential information could also expose the Company to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity, or loss of the proprietary nature of the Manager’s and the Company’s trade secrets. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in the Commonwealth Platform software are exposed and exploited, the relationships between the Company, investors, users, Thoroughbred breeders and equine professionals could be severely damaged, and the Company or the Manager could incur significant liability or have the attention of the Manager’s personnel significantly diverted from racing, breeding and sales activities, which could have a material negative impact on the value of Units or the potential for distributions to be made on the Units.

Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, the Company, the third-party hosting used by the Commonwealth Platform and other third-party service providers may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, federal regulators and many federal and state laws and regulations require companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause investors, Thoroughbred breeders, or service providers within the industry, including insurance companies, to lose confidence in the effectiveness of the secure nature of the Commonwealth Platform. Any security breach, whether actual or perceived, would harm the reputation of the Company and the Commonwealth Platform and the Company could lose investors and the opportunity to acquire Thoroughbred assets or retain equine service providers. This would impair the ability of the Company to achieve its objectives of acquiring additional Thoroughbred assets through the issuance of further series of Units and conducting racing, breeding, and sales activities.

Risks Related to the Thoroughbred Industry

Investing in Thoroughbreds is a speculative venture and highly susceptible to changes in market conditions.

The success of a Series will depend in large part upon racing performance, breeding success, demand for particular types of horses and particular pedigrees, and the present and future values of Thoroughbreds generally, which can be highly volatile. Thoroughbred values often depend on highly subjective and unquantifiable factors. Ownership and the racing of Thoroughbred horses are often regarded more in terms of a sport, rather than a business. As a result, industry practices, structures, and valuation approaches have developed that may not be based solely upon economic considerations and may be inconsistent with the maximization of profits. For instance, a particular bloodline or pedigree might command substantial prices due principally to the interest of a small group of individuals having particular goals unrelated to the economic value of the horse, and a decline in their interest would likely have an unexpected and adverse effect on the value of the bloodline or pedigree. As a result, valuations for particular horses can be subject to sudden and unpredictable reversals that could cause Series Assets to depreciate or appreciate for reasons outside the Manager’s control.

The market for Thoroughbreds has been and will continue to be affected by the state of the economy, the amount of money available for investment purposes, the level of interest of foreign and domestic investors and enthusiasts in horse racing, the availability of purses and racing opportunities, the attractiveness of other investments and currency exchange rates, none of which can be accurately predicted. Other factors that may affect market valuations for Thoroughbreds include, but are not limited to:

●	the presence or absence at auctions (or other sales) of purchasers who buy for speculative purposes;
●	the apparent attractiveness of Thoroughbreds to foreign investors and the continued interest of such foreign investors;
●	the federal income tax treatment of equine activities;
●	the expansion of alternate forms of gaming, including “historic racing” slot machines, casino gambling and sports betting, among others;
●	the continued availability of the federal statutory basis for interstate wagering and exemption from the legal constraints relating to the dissemination of gambling information;
●

the level of betting handle (the amount of money wagered), and the amount of “takeout” (the percentage charged bettors) assessed to third party bet takers by agreement between tracks and horsemen, which both bear a direct relationship to the size of racing purses;

●	the continued ability for the tracks and horsemen to agree to such contracts, the absence of which will adversely impact purse revenues; and
●

the continued availability of purse supplements currently available from sources other than take out from pari-mutuel handle, such as subsidies from other forms of gaming and state breeders incentive programs.

If the Thoroughbred racing industry experiences further declines in revenues, or if general economic conditions deteriorate, the average sales price for quality Thoroughbreds may decline, in which case a Series could suffer substantial losses from owning Thoroughbreds and the value of the Series’ Units would be materially and adversely affected.

Buying and selling Thoroughbreds is highly competitive.

Buying and selling Thoroughbreds is highly competitive, with numerous breeders and individual investors typically competing for prized acquisitions. Some investors have substantially greater resources than our Series will have. Moreover, the market for Thoroughbreds can be inefficient and lack transparency. Some Thoroughbreds may be sold at public auctions in which the Manager may not participate, and the Manager may not have access to private sales of highly desirable horses. Because Thoroughbreds and auctions are frequently advertised internationally, when the Manager purchases Thoroughbreds for the Company’s Series, it may be competing against many industry participants from all over the world, some of whom also have the benefit of favorable currency exchange rates relative to the United States dollar, sales tax exemptions, or other economic advantages not available to the Series. These and other competitive factors may impede the Manager’s ability to implement its strategy to focus on Thoroughbreds that can compete successfully in allowance and stakes races.

Pinhooking is especially volatile.

Pinhooking, which generally involves acquiring weanlings, yearlings, or barren or off the track mares for resale as yearlings, two-year-olds, or in-foal mares, can be more volatile than other segments of the Thoroughbred industry, and therefore involves greater risk. For example, a Series could incur losses on its investment in weanlings, yearlings, or barren or off the track mares for resale as a result of abrupt declines in market prices or events that disrupt Thoroughbred auctions, such as Covid19 restrictions as occurred in 2020. In addition, a Series could also incur losses, even in rising markets, if individual horses fail to mature physically, lack recent commercially appealing activity in their pedigree, develop veterinary problems or simply fail to be noticed at a particular sale.

The performance of Thoroughbreds in training or as lightly raced prospects with limited past performances is unpredictable.

A business strategy to purchase yearlings or in-training racing prospects, either before or after making initial appearances in training or actual races, is highly speculative. Intangibles such as racing class and distance/surface preferences, or limitations are still highly unpredictable at early stages in a horse’s development. Horses exhibiting precocious talent are often the subject of highly competitive bidding among several interested buyers, including the larger Kentucky-based breeding/stallion operations such as WinStar, Coolmore, Darley (owned by the ruler of Dubai), Lane’s End, Three Chimneys, Stonestreet, Spendthrift Farm and others, either alone or acting together as a partnership, co-ownership or “syndicate.” Therefore, acquiring highly sought prospects from successful bloodlines can require a substantial investment, and there is no assurance such a prospect will compete successfully.

Thoroughbred racing is highly competitive and is undertaken by individuals and entities with significantly greater financial resources than the Company.

The Company, through its different Series, will engage in Thoroughbred horse racing in the United States as one of its primary activities. Future racing success will depend upon the ability of the Manager to purchase all or interests in high-quality Thoroughbreds for the Company’s series, whether those Thoroughbreds are being trained and cared for by highly skilled professionals, and whether highly skilled professional jockeys will ride the Thoroughbreds. Thoroughbred horse racing is an intensely competitive activity, and the Company will be competing with individuals and entities with substantially greater experience and financial resources than the Company and with the financial ability to purchase all of, or interests in, the best racehorses. The Company may not be successful in its effort to acquire competitive Thoroughbreds for its Series, making it more difficult to achieve a return on the investment. Further, if the Company acquires only a partial interest in a Thoroughbred, the Company may have less influence over the training, handling, and management of the Thoroughbred’s career, which could adversely affect the prospect of a financial return for the series.

A Thoroughbred’s ability to compete successfully depends on intangible factors that are difficult to evaluate.

Physical appearance, pedigree and early racing performance in maiden or allowance races can only give some indication of future success. The ability of a Thoroughbred to race successfully also depends on intangible behavioral factors, such as the ability to withstand the rigors of training and racing while maintaining the appropriate demeanor and composure. Factors related to racing at the highest levels, as the Company intends to do, such as frequent travel (often international), change of stabling environment, track surface, extreme weather and soundness issues may compromise the ability to train properly for key races. Ultimately, some horses simply do not have the will to win at the highest levels, even though they may possess the physical talent to do so. This intangible factor cannot be determined with any certainty as physical health and management of the racing career of the horse are often factors in the development or destruction of a horse’s willingness to perform at the highest levels. Examples of well bred, precocious two and three-year-old horses sold for millions of dollars early in their racing or training careers, which ultimately fail to perform competitively when challenged in upper-level stakes races, are common.

Values of fractional interests and related breeding rights in stallions are volatile.

The net asset value of certain Thoroughbred Assets will depend in part upon the present and future values of stallions generally. Buying and selling fractional interests and related breeding rights in stallions are susceptible to rapidly changing market conditions. There can be no assurance that fractional interests will maintain or increase in value or that stud fees will maintain a profitable level in relation to the purchase price of the associated stallion shares or fractional interests.

Market valuations for stallions are affected by the success or lack thereof of the stallions’ progeny on the racetrack, which is highly unpredictable. Past successes of a stallion’s progeny may not be indicative of the success of future progeny. Should the progeny of stallions in which a Series purchases fractional interests later fail to have success on the racetrack, the value of a Series’ Units may decline.

Another factor that affects market valuations for stallions relates to the number of Thoroughbred mares available for breeding and the frequency of breeding a stallion may be able to realize in a given year. Over time there has been a general increase in the number of times a stallion is bred in a given year, resulting in additional revenue to the fractional interest owner and an increase in market valuations for stallions. Should there be a reversal of this trend, market valuations for stallions could decline as a result of reduced potential profitability associated with stallion ownership. Recently the Jockey Club has imposed a cap of 140 mares to be bred to any stallion in a single breeding season. This cap will apply to any stallion born in 2020 or thereafter. This limitation may diminish the value of interests in potential sires and may increase the value of certain proven bloodlines due to the reduction of supply in the face of strong demand.

Highly subjective and unquantifiable factors also affect market values for stallions and their progeny. Ownership and the racing of Thoroughbred horses are often regarded more in terms of a sport than a business. As a result, industry practices, structures, and valuation approaches have developed that are not based upon economic considerations and may be inconsistent with the maximization of profits. For instance, a particular bloodline might command substantial prices due principally to the interest of a small group of individuals having particular goals unrelated to the economic value of the stallion; a decline in such interest would likely have an unexpected and adverse effect on the value of the bloodline. As a result, valuations for particular stallions can be subject to sudden and unpredictable changes, which could cause a Series’ investments to depreciate despite the Manager’s best efforts to carefully select its acquisitions.

If foreign purchasers reduce their participation in U.S. auction markets, prices paid for Thoroughbreds could decline and the Company’s assets could depreciate.

Foreign purchasers have accounted for a significant portion of the purchases of the most expensive yearlings at major auctions over the past several years. In particular, Sheik Mohammed bin Rashid al Maktoum, the ruler of Dubai, and entities owned by Dubai-based families have invested heavily in breeding stock in Australia, North America, South America, Great Britain, and Europe. The recent effort of this group to greatly expand its ownership of top caliber stallions and stallion prospects, and its growing involvement in the Thoroughbred business, fueled by rising oil prices and the devaluation of the dollar, escalated demand and prices for Thoroughbred horses worldwide. In April 2008, a related Dubai-based investment company acquired Fasig-Tipton, a leading North American Thoroughbred auction company, a first-time event in the Thoroughbred business.

Factors that could affect participation by foreign interests in the North American Thoroughbred market include:

●	world economic and political conditions,
●	the development of competitive breeding and racing programs in other countries,
●	a decline in the popularity of pari-mutuel gambling or the advent and continued proliferation of alternative forms of gambling,
●	restrictions upon the use of the Internet as a platform for Advanced Deposit Wagering (pari-mutuel) and simulcasting,
●	the proliferation of exchange wagering or fixed odds wagering systems in the U.S. (as has been offered by Betfair and others in New Jersey, Great Britain, and Europe),
●	restrictions or government regulation of the use of credit facilities to deposit funds in accounts to be used for on-line wagering,
●	restrictions on the international transfer of funds,
●	the strength or weakness of the United States dollar compared to foreign currencies, and
●	governmental regulation by the United States or foreign governments.

The volatility in oil prices and the high levels of debt incurred for development in Dubai may discourage Dubai-based investors from participation in the Thoroughbred business at recent levels. If the Dubai-based group or other foreign investors significantly reduce their participation in public Thoroughbred auctions, or in the Thoroughbred business generally, it could lead to a significant downturn in values for Thoroughbreds. Fluctuations in prices at the major sales in Kentucky could affect prices for Thoroughbreds throughout the world.

The number of Thoroughbred racetracks and available racing opportunities could decrease.

A decrease in the number of racetracks or racing days would reduce the number of races, which would likely reduce the total purses available. In recent years, the operating environment for racetracks has become increasingly challenging. In 2020 the opportunities for live racing diminished due to the Covid19 pandemic with an approximate 25% reduction in actual race days and a 23% decline in actual number of races run. However, wagering per race day increased by 33%, almost completely offsetting the reduction in race days and races run. Total wagering was off less 1% compared to 2019. Decreasing attendance and competition from off-track and alternative forms of wagering, coupled with increasing costs, could jeopardize the continued existence of certain racetracks. If the number of racetracks decreases, reduction or elimination of race dates due to Covid 19 restrictions or other unanticipated business interruptions could reduce demand for Thoroughbreds and depress market values, either of which could adversely affect a Series and its units.

In the first six months of 2019 there were over 30 equine fatalities at Santa Anita Racetrack located in southern California despite a concerted effort by the owner of the track to impose high safety standards. The California legislature recently passed legislation to impose additional safety standards and to allow the California Racing Board greater latitude in evaluating the competition readiness of the horses in training and racing in California. There have been ongoing protests organized and funded by animal rights organizations in response to the equine fatalities with the stated objective of those protests to ban racing from the state. It has become a political issue with the Governor and senior U.S. Senator of California making public statements on the subject. Should horseracing in California be shut down it would have an economic impact on the Thoroughbred business estimated by the National Thoroughbred Racing Association to be in the hundreds of millions of dollars. That development could significantly decrease demand for Thoroughbred horses of all ages and depress prices significantly.

Government regulation of the Thoroughbred racing industry could increase.

The attractiveness of owning Thoroughbreds depends largely upon continued governmental acceptance of Thoroughbred racing as a form of legalized gambling. Though valuable to federal, state, and local government as a source of revenue, Thoroughbred racing could be subjected, at any time, to more restrictive regulation or banned entirely. The value of the Thoroughbreds owned by a Series could be drastically diminished by stricter regulation or a ban, which would have a material adverse effect on the Series and the value of its Units.

On December 27, 2020, The Horse Racing Integrity and Safety Act (the “2020 Act”) was signed into law. The 2020 Act imposes additional safety requirements upon, and further limits medication use during, the conduct of racing in the United States. The 2020 Act will likely increase the costs associated with conducting and participating in U.S. racing and may indirectly limit certain tracks and horses’ ability to participate. HISA has delayed the implementation of its anti-doping enforcement regulations until at least January 1, 2023 and has deferred some safety provisions due to unforeseen supply issues and other logistical challenges. There may be further delays in the implementation of HISA, and it is likely there will be another round of litigation once the July 1, 2022 Safety Rules, or the January 1, 2023 anti-doping regulations are implemented. The regulatory issues related to HISA could result in interruptions to the racing calendar and could result in lost racing opportunities for Commonwealth’s horses.

Risks Related to the Offering

We are offering our Units pursuant to Tier 2 of Regulation A, and we cannot be certain if the reduced disclosure requirements applicable to Tier 2 issuers will make our Units less attractive to investors as compared to a traditional initial public offering.

As a Tier 2 issuer, we will be subject to scaled disclosure and reporting requirements which may make an investment in our Units less attractive to investors who are accustomed to enhanced disclosure and more frequent financial reporting. In addition, given the relative lack of regulatory precedence regarding Regulation A, there is a significant amount of regulatory uncertainty in regard to how the SEC or the individual state securities regulators will regulate both the offer and sale of our securities, as well as any ongoing compliance that we may be subject to. If our scaled disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduces the attractiveness of the Units, we may be unable to raise the funds necessary to fund future offerings, which could impair our ability to develop a diversified portfolio of racehorses and create economies of scale, which may adversely affect the value of the Units or the ability to make distributions to Investors.

A Series may not raise sufficient offering proceeds to acquire the entire interest in the Series Thoroughbred.

The Company may close a Series Offering at any time after receiving the minimum offering amount. The Company may from time to time choose to hold an interim closing before they receive the maximum offering amount and may terminate the Offering before reaching the maximum offering amount. The Company may fund the purchase of an interest in a Thoroughbred with funds borrowed from the Manager. If the offering proceeds are insufficient to repay the loan in full, the Series will acquire a smaller interest in the Thoroughbred, and the Company will transfer the remaining interest in the Thoroughbred to the Manager to retire the loan. In addition, the Company may from time to time acquire an option to purchase an interest in a Thoroughbred that obligates the Company to hold an interim closing and to purchase a fraction of the interest in the Thoroughbred when subscriptions are received for certain percentages of the maximum offering amount. As a result, investors will not know at the time of investing how much of an interest the Series will ultimately own in the Series Thoroughbred. Promptly following each interim closing, the Company will notify subscribers for the Series Units individually by e-mail that the interim closing has occurred, the total interest in the Series Thoroughbred then held by the Series, and related changes, if any, in the intended use of proceeds. The Company will also file a supplement to this Offering Circular with the SEC and post an announcement containing the same information to the Series pages of its website and its app.

Investment in fractional interests; absence of regulatory oversight.

From time to time we may have an opportunity to acquire a minority interest in a Thoroughbred that has shown promise as a racehorse, is eligible for stakes or graded stakes races or otherwise presents substantial potential for appreciation in value. If we acquire such a minority interest, we intend to enter into a management agreement with other co-owners that provides us with a meaningful degree of management control over the Thoroughbred.

The Manager intends that no Series will hold assets in which the Manager has limited or no management control that would represent more than 40% of the aggregate value of the Series’ total assets, so that it is not considered to be an investment company within the meaning of the Investment Company Act of 1940, as amended. Accordingly, certain provisions of the Investment Company Act (which, among other things, require investment companies to have a certain number of disinterested directors and regulate the relationship between the advisor and the investment company) will not apply.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Tier 2 issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report so long as we are a Tier 2 issuer. We are in the process of evaluating whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations.

Impact of non-compliance with regulations.

Each Series is being sold by Dalmore, which is a registered broker-dealer under the Exchange Act and will be registered in each state where the Offering and sale of the Series of Unit will occur prior to the launch of the Offering, and it is anticipated that the Units will be offered and sold only in states where Dalmore is registered as a broker-dealer. If a regulatory authority determines that the Manager, who is not a registered broker-dealer under the Exchange Act or any state securities laws, has itself engaged in brokerage activities, the Manager may need to stop operating and therefore, the Company will not have an entity managing the underlying Thoroughbred. In addition, if the Manager is required to register as a ‘broker-dealer,’ there is a risk that any series of units offered and sold while the Manager was not registered may be subject to a right of rescission, which may result in the early termination of the Series.

Furthermore, the Company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and the Manager is not and will not be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”). Thus, our Series Units will not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. The Company and the Manager have taken the position that the underlying Series assets are not “securities” within the meaning of the Investment Company Act or the Investment Advisers Act, and thus the Company’s assets will comprise of less than 40% investment securities under the Investment Company Act and the Manager will not be advising with respect to securities under the Investment Advisers Act. This position, however, is based upon applicable case law that is inherently subject to judgments and interpretation. If the Company were to be required to register under the Investment Company Act or the Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of the Company’s Series, and the Manager may be forced to liquidate and wind up the Company’s Series or rescind any Offering of its Series.

Possible changes in federal tax laws.

The Internal Revenue Code (the “Code”) is subject to change by Congress, and interpretations of the Code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, we cannot assure you that any changes made in the tax law affecting an investment in any series of interest of the Company would be limited to prospective effect. Accordingly, the ultimate effect on an Investor’s tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed, or made, as the case may be.

Lack of diversification.

It is not anticipated that any of the Series would own any assets other than their respective Thoroughbred Assets, plus potential cash reserves for maintenance, training, insurance, and other expenses pertaining to the Thoroughbreds and amounts earned by the Series from racing, breeding, and sales activities. Investors looking for diversification will have to create their own diversified portfolio by investing in other opportunities in addition to the Series.

Industry concentration and general downturn in industry.

Given the concentrated nature of the Series Assets (i.e., only racehorses and related interests in them), any downturn in the racehorse industry is likely to impact the value of the Series Assets, and consequently the value of the Units. In the event of a downturn in the industry, the value of the Thoroughbred Assets of a Series is likely to decrease.

Difficulties in determining the value of interests in Thoroughbreds.

As explained in the “Description of the Business” section, racehorses are difficult to value. Valuations of the underlying assets will be based upon the subjective approach taken by the members of the Manager’s network of experts and advisors, valuation experts appointed by the Company, and other data provided by third parties (such as auction results, health records, past performances, veterinary inspections/examinations, and previous sales history). The Manager sources data from reputable valuation providers in the industry, such as Bill Oppenheim Bloodstock, Keeneland Sales Results, Fasig-Tipton Sales Results, and Ocala Breeders’ Sales Results among others; however, the Manager may rely on the accuracy of the underlying data without any means of detailed verification. Consequently, valuations may be uncertain.

The value of Thoroughbred Assets and, consequently, the value of an Investor’s Units can go down as well as up. Valuations are not guarantees of realizable price, do not necessarily represent the price at which the Units may be sold on the Commonwealth Platform and the value of the Series Assets may be materially affected by a number of factors outside the control of the Company, including any volatility in the economic markets and the condition of the horseracing industry.

Risks Related to Ownership of our Units

Lack of voting rights.

The Manager has the unilateral ability to amend the Operating Agreement and the allocation policy in certain circumstances without the consent of the Investors, and the Investors only have limited voting rights in respect of the Series in which they hold Units. Investors will have voting rights only with respect to certain matters, primarily relating to amendments to the Operating Agreement that would adversely change the rights of their Units and removal of the Manager for “cause.” Investors will therefore be subject to any amendments the Manager makes (if any) to the Operating Agreement and allocation policy and also any decision it takes in respect of the Company and its series, which the Investors do not get a right to vote upon. Investors may not necessarily agree with such amendments or decisions, and such amendments or decisions may only be in the best interests of only a limited number of the Investors, but not Investors as a whole.

Furthermore, the Manager can only be removed as manager of the Company and each series in a very limited circumstance, following a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with the Company or a series. Investors would therefore not be able to remove the Manager merely because they did not agree, for example, with how the Manager was managing a Series Asset.

The Manager will have substantial discretion to determine whether and when you receive any distributions and the amounts distributed.

The Operating Agreement provides that the Manager will distribute cash available for distribution to the Members of a Series as soon as reasonably practicable after the relevant amounts have been received by the Series, but only after the Manager has reserved amounts reasonably believed to provide adequate future working capital for the Series’ ongoing operations and to meet any future contemplated obligations or contingencies. As revenue generated by racing activity is intermittent and highly unpredictable, planning for a Series’ future cash needs will require the Manager to exercise substantial judgment as to the amounts reasonably available at any time for distribution to the Series’ Members. Investors should not expect to receive distributions regularly, if at all.

A Unit Holder’s ownership of a Series may be diluted if the Manager issues additional units of the Series after the Closing of the Offering of that Series.

The Manager may sell additional Units of a Series from time to time after the Closing of the Offering of that Series in order to raise capital to cover the Series’ ongoing operating expenses. If additional Units are issued in a particular Series, Investors in that Series would have their ownership interest diluted. Dilution could reduce both the current value of the Units of the Series held by existing Investors and the amount of any future distributions payable to the diluted Investors.

The Manager and its affiliates will not be liable to the Company or any Series absent fraud, willful misconduct, or gross negligence. In addition, the Company and its Series are obligated to indemnify its officers and the Manager from liability to third parties.

None of the Manager, nor any current or former directors, officers, employees, partners, shareholders, members, controlling persons, agents or independent contractors of the Manager, members of an advisory board (if any), nor persons acting at the request of the Company or any Series in certain capacities with respect to other entities (collectively, the “Indemnified Parties”) will be liable to the Company, any Series or any Unit Holders for any act or omission taken by the Indemnified Parties in connection with the business of the Company or a Series that has not been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

The Operating Agreement requires the Company or, where relevant, each Series of the Company to indemnify the Indemnified Parties out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving as Indemnified Parties with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence. Unless attributable to a specific Series or a specific Series Asset, the costs of meeting any indemnification will be allocated pro rata across each Series based on the value of each underlying asset. If a Series is required to indemnify any person as described above, any such payment may reduce or dissipate the assets of a Series.

Conflicts of interest.

The Manager will devote only such time to our business as it deems necessary. The Operating Agreement allows the Manager and its affiliates to participate in business ventures that are similar to, and that may compete with, our business. If the Manager organizes other companies in the future, we will be competing with the other companies for the time and talents of the personnel employed by the Manager rendering services to us.

The offering price for the Units determined by us may not necessarily bear any relationship to established valuation criteria such as earnings, book value of assets that may be agreed to between purchasers and sellers in private transactions or that may prevail in the market if and when our Units can be traded publicly.

The price of the Units of each Series was not derived as a result of arms-length negotiations but was instead based upon various factors including the valuation of the Thoroughbred Asset the Series will acquire, anticipated market demand, our future prospects, our capital structure, as well as certain expenses incurred in connection with the Offering and ongoing boarding and training costs. These estimated values and Unit prices do not necessarily accurately reflect the actual value of the Units or the price that may be realized upon disposition of the Units.

If a market ever develops for the Units, the market price and trading volume of our Units may be volatile.

If a market develops for the Units, the market price of the Units could fluctuate significantly for many reasons, including reasons unrelated to our performance, the underlying Thoroughbred, or the Series, such as the racing performance of related Thoroughbreds, reports by industry analysts, investor perceptions and general economic and industry conditions. For example, to the extent that other companies, whether large or small, within the pari-mutuel gaming industry experience declines in their share price, the value of Units may decline as well.

In addition, fluctuations in operating results of a particular series or the failure of operating results to meet the expectations of investors may negatively impact the price of our Units. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of our business to a general economic downturn; changes in the laws that affect our operations; competition from other entertainment enterprises; compensation related expenses; application of accounting standards; seasonality; injury to any of the Thoroughbreds owned by the Company’s series, and our ability to obtain and maintain all necessary regulatory approvals, government certifications or licenses to conduct our business.

Funds from purchasers accompanying subscriptions for the Units will not accrue interest while in escrow prior to admission of the subscriber as an Investor in the Series, if it occurs, in respect of such subscriptions.

The funds paid by purchasers for the Units will be held in a non-interest-bearing escrow account until the admission of the subscriber as an Investor in the Series, if it occurs, in respect of the applicable subscriptions. Purchasers may not have the use of such funds or receive interest thereon pending the completion of the Offering. No subscriptions will be accepted, nor Units sold unless valid subscriptions for the Offering are received and accepted prior to the termination of the Offering Period. It is also anticipated that subscriptions will not be accepted from prospective Investors located in states where Dalmore is not registered as a broker-dealer. If we terminate the Offering prior to accepting a subscriber’s subscription, escrowed funds will be returned, without interest or deduction, to the proposed Investor.

Exclusive forum and waiver of jury trial.

Our Operating Agreement, to the fullest extent permitted by applicable law and subject to limited exceptions, provides for investors to consent to exclusive jurisdiction of the Delaware Court of Chancery and for a waiver of the right to a trial by jury with respect to claims relating to the Operating Agreement. These provisions may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations and may limit an investor’s ability to bring such a claim in a judicial forum that it finds favorable for disputes with us. Furthermore, waiver of a trial by jury may disadvantage you to the extent a judge might be less likely than a jury to resolve an action in your favor. In addition, if waiver of a trial by jury is determined to be inapplicable to, or unenforceable in respect of, an action or proceeding against us, it may cause us to incur additional costs associated with resolving these matters in other jurisdictions, which could adversely affect our business and financial condition.

POTENTIAL CONFLICTS OF INTEREST

We have identified the following conflicts of interest that may arise in connection with the Units, in particular, in relation to the Company, the Manager and the underlying assets. The conflicts of interest described in this section should not be considered as an exhaustive list of the conflicts of interest that prospective Investors should consider before investing in the Units.

Our Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the Manager.

Our Operating Agreement provides that the Manager, in exercising its rights in its capacity as the Manager, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our investors and will not be subject to any different standards imposed by our Operating Agreement, the Delaware Limited Liability Company Act or under any other law, rule or regulation or in equity. These modifications of fiduciary duties are expressly permitted by Delaware law.

We do not have a conflicts of interest policy.

The Company, the Manager and their affiliates will try to balance the Company’s interests with their own. To the extent that such parties take actions that are more favorable to other entities than the Company, however, these actions could have a negative impact on the Company’s financial performance and, consequently, on distributions to Investors and the value of the Units. The Company has not adopted, and does not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

Payments from the Company to the Manager and its employees or affiliates.

The Manager will engage, on behalf of the Company, with bloodstock agents, consignors, breeders, owners, insurance companies, trainers and other service providers and thus may receive in-kind discounts, for example, reductions in commissions based upon the volume of sales/purchases in a given period of time, commissions paid by breeding farms directly to the Manager for purchasing a season to use in breeding a mare owned by the Company, a reduction in the price or elimination of expense associated with services (e.g. training, transportation, veterinary etc.) provided for Thoroughbreds under the ownership or management of the Manager or its Members. In such circumstances, it is likely that these in-kind discounts may be retained for the benefit of the Manager and not the Company or may apply disproportionately to other series. The Manager may be incentivized to choose a stallion, transportation company, consignor, boarding facility, or bloodstock agent, based on the benefits it is to receive or all series collectively are to receive rather than that which is best for the Series.

Members of our expert network and advisors are often Thoroughbred owners themselves and therefore will be in competition with the Company and may have access to certain information about the Company that may allow them to better compete with the Company and may cause them to be incentivized to sell the Company their own horses at potentially inflated market prices.

Members of our expert network and advisors may also be Investors, in particular, if they are holding Units acquired as part of their sale of a Thoroughbred to the Company. They may therefore promote their own self-interests when providing advice to the Manager regarding an underlying asset (for example, by encouraging the liquidation of such underlying asset so they can receive a return in their capacity as an Investor).

If the Operating Expenses exceed the revenue from the underlying Thoroughbred and any cash reserves, the Manager has the option to cause the Series to incur an Operating Expenses Reimbursement Obligation to cover such excess. As interest may be payable on such loan, the Manager may be incentivized to cause the Series to incur an Operating Expenses Reimbursement Obligation to pay Operating Expenses rather than look elsewhere for additional sources of income or to repay any outstanding Operating Expenses Reimbursement Obligation as soon as possible rather than make distributions to Investors. The Manager may also choose to issue additional Units to pay for Operating Expenses instead of causing the Company to incur an Operating Expenses Reimbursement Obligation, even if any interest payable by the Series of Units on any Operating Expenses Reimbursement Obligation may be economically more beneficial to Unit Holders than the dilution incurred from the issuance of additional Units.

The Manager determines the timing and amount of distributions of Series Revenue made to Investors. As a consequence, the Manager also determines the timing and amount of payments made to itself, since payments to the Manager are made when distributions of Series Revenue are made to the Investors. The Manager may thus be incentivized to make distributions of Series Revenue more frequently and in greater quantities rather than leaving excess Series Revenue on the balance sheet of a particular Series to cover future Operating Expenses, which may be more beneficial to a particular Series.

Allocation of income and expenses as between series of interests

There may be situations when it is challenging or impossible to accurately allocate income, costs and expenses to a specific series and certain series may get a disproportionate percentage of the cost or income, as applicable. In such circumstances, the Manager would be conflicted from acting in the best interests of the Company as a whole or the individual Series. While we presently intend to allocate expenses as described in “Description of the Business – Allocation of Revenue and Expense,” the Manager has the right to change this allocation policy at any time without further notice to Investors.

Conflicting interests of the Manager and the Investors

The Manager may choose to use certain bloodstock agents, appraisers, trainers, or other service providers because they get benefits from giving them business, which do not accrue to the Investors.

The Manager will determine whether or not to sell a Thoroughbred owned by a series in response to an offer to acquire the Thoroughbred. The Manager or its affiliates may be incentivized by the opportunity to receive a Management Fee in connection with the sale of all or a portion of the Thoroughbred even though Investors may prefer to retain the gains from any appreciation in value of the Thoroughbred. Furthermore, when determining to liquidate a Series Asset, the Manager will do so considering all the circumstances at the time, which may include obtaining a price for the asset that is in the best interests of a substantial majority, but not all of the Investors.

Selection of trainers and races for one Thoroughbred over another owned by a different series

The Manager may be incentivized to enter a Thoroughbred in a certain race as to do so may generate higher Series Revenue to be distributed to the Manager and investors in the series associated with that particular underlying asset. This may lead the Series Asset(s) to generate lower distributions than the underlying assets of other series. The racing of a Thoroughbred asset could increase the risk of the Thoroughbred getting injured and could impact the value of the Thoroughbred and, as a result, the value of the related series. The Manager may therefore be conflicted when determining whether to race the Thoroughbred to generate revenue, diminish or increase the Thoroughbred’s value or limit the potential exposure to injury. Furthermore, the Manager may be incentivized to utilize Thoroughbreds that help popularize the interests via the Commonwealth Platform, which means of utilization may not generate as much immediate returns as other potential utilization methods.

Conflicts among the Company’s Series

In the future, the Company’s series may be competing for the time and talents of the personnel and service providers employed by the Manager to provide certain services to the Series. At times when the service providers are experiencing high demand and have limited capacity at their facilities or within their respective organizations, their services may not be readily available to the Series or a future series for which the Manager provides management services. Simply because a trainer, jockey veterinarian or other service provider is initially available to the Series is no guarantee that the Series will continue to have access to or will be able to increase the use of that service provider. The Manager may have to make decisions and give preferences, access to or allocations of access to certain service providers in high demand to one series over another, which may not be in the best interests of the affected series. The inability to access the services of a service provider in high demand at a certain time may negatively impact the economic performance of the Series. The Manager and one or more service providers (particularly trainers and veterinarians) may have disagreements over the management of the Series’ Thoroughbreds that lead to the unwillingness of the service provider to continue to provide such services to the Company or to a series. This could lead to a reallocation of the Thoroughbreds among other service providers affording different and less beneficial racing opportunities and lesser quality care of the Thoroughbreds and exposing them to greater risk. Such a reallocation could have an adverse impact on the economic performance of the Series or a series.

The Manager’s discretionary authority to amend the Operating Agreement

The Manager has the ability to unilaterally amend the Operating Agreement and allocation policy. As the Manager is a party, or is subject, to these documents, it may be incentivized to amend them in a manner that is beneficial to it as Manager of the Company or as a holder of units in a particular Series, but which may not benefit all Investors equally. In addition, the Operating Agreement seeks to limit the fiduciary duties that the Manager owes to Investors. Therefore, the Manager is permitted to act in its own best interests rather than the best interests of the Investors. See “Description of the Units Offered” for more information.

Distribution income in addition to the Management Fee.

As the Manager may acquire a percentage of each series, it may be incentivized to attempt to generate more earnings from the underlying assets owned by those series in which it holds a greater stake.

Any profits generated from the Commonwealth Platform (e.g., through advertising) and from issuing additional interests in underlying assets on the Commonwealth Platform (e.g., Management Fees) will be for the benefit of the Manager. In order to increase its revenue stream, the Manager may therefore be incentivized to issue additional series and acquire more underlying assets rather than focus on monetizing any underlying assets already held by existing series.

Conflicts between Advisors and the Company.

Advisors and parties with which the Company or a Series co-own a Thoroughbred may acquire an ownership stake in the Manager. This may incentivize them to make decisions in relation to the underlying assets that benefit the Manager rather than the Company. Advisors who participate in the racehorse industry may seek to sell horses to, acquire horses from, or train horses owned by, the Company.

Conflicts between the Legal Counsel, the Company, and the Commonwealth Thoroughbred Parties.

The counsel of the Company is also counsel to the Manager and its affiliates (“Legal Counsel”) and may serve as counsel with respect to other series (collectively, the “Commonwealth Thoroughbred Parties”). Because Legal Counsel represents both the Company and the Commonwealth Thoroughbred Parties, certain conflicts of interest exist and may arise. To the extent that an irreconcilable conflict develops between the Company and any of the Commonwealth Thoroughbred Parties, Legal Counsel may represent the Commonwealth Thoroughbred Parties and not the Company or the Series. Legal Counsel may, in the future, render services to the Company or the Commonwealth Thoroughbred Parties with respect to activities relating to the Company as well as other unrelated activities. Legal Counsel is not representing any prospective Investors of the Series Units in connection with this Offering and will not be representing the members of the Company other than the Manager, although the prospective Investors may rely on the opinion of legality of Legal Counsel provided at Exhibit 12.1. Prospective Investors are advised to consult their own independent counsel with respect to the other legal and tax implications of an investment in the Series Units.

DILUTION

Dilution means a reduction in value, control or earnings of the Units the Investor owns. From time to time, additional Units of a Series may be issued in order to raise capital to cover the Series’ ongoing operating expenses. See “Description of the Business – Operating Expenses” for further details.

Although affiliates of the Manager expect to subscribe for Units of each Series Offering on the same terms as other investors, the Manager and its affiliates are not required to own any of the outstanding Units of any Series. If the Manager and its affiliates subscribe to an Offering, they will pay the price per share offered to all other potential Investors.

The arrangements for the Manager and its affiliates to acquire units of each Series or an interest in Thoroughbreds co-owned by a Series and other parties are described in greater detail in the Use of Proceeds section for that Series.

OTHER INFORMATION

Co-Management Agreements

For each Thoroughbred in which the Company has acquires less than a majority ownership interest, the Company has entered into an agreement with the other owners providing that all material decisions related to the racing career and the day-to-day management of the Thoroughbred will be made jointly, as co-managers, and not on the basis of their respective ownership interests. These decisions include the selection of a trainer, oversight of pre-race training, training, racing, transportation between racetracks and training centers, veterinary issues, and all other standard management practices necessary for the care and racing of the Thoroughbred. The co-managers also agree to collaborate on developing a strategy for breeding interests during or at the completion of the Thoroughbred’s racing career and the eventual disposition of Thoroughbred, who may not be retired or otherwise disposed of without the agreement of the co-managers.

Our co-ownership agreements and co-management agreements provide that disagreements over the management of the racing careers of the Thoroughbreds we co-own with them that cannot be resolved through good faith negotiations will be decided by the then current trainer. Disagreements over the selection of a trainer that cannot be resolved through good faith negotiations will be submitted to a mutually acceptable third-party equine professional named in the co-management agreement, whose decision will be binding. Our agreement with Marquee Bloodstock provides that disagreements over the management of Mage’s racing career that cannot be resolved through good faith negotiations will be decided by arbitration before a mutually agreed arbitrator, whose decision will be binding.

Each of our agreements with WinStar, Exline-Border Racing, Marquee Bloodstock, Gandharvi and Medallion Racing is filed as an exhibit to the Offering Statement.

Distribution Policy

In response to requests from the holders of Units of its Series, the Company has adopted a policy to allow the holders of Units entitled to receive distributions from a Series the choice to receive either a cash distribution or to hold those funds in an account with the Company. A Unit holder (or former Unit holder) may elect to withdraw all funds held in the holder’s account with the Company at any time upon request. Distributions held in a digital account with the Company are considered distributed at the time of deposit to the account and are available for withdrawal by the account holder.

Thoroughbred Aftercare Alliance Donation

The Company has adopted a policy to donate approximately 2% of the proceeds from each current and future Series Offering to the Thoroughbred Aftercare Alliance (“TAA”). TAA is a 501(c)(3) nonprofit that funds a variety of organizations dedicated to rehabilitating and caring for retired Thoroughbreds. TAA was initially founded by the Breeders’ Cup Ltd., Keeneland Association Inc. and The Jockey Club and is supported by donations. We believe we have an obligation as an organization dedicated to humane Thoroughbred racing to contribute to the care of retired racehorses.

USE OF PROCEEDS – SERIES TAPICAT FILLY

We estimate that the gross proceeds of this Offering will be $157,100 assuming the full amount of this Offering is sold. The following table shows how the expected use of the offering proceeds at both the minimum and maximum offering amounts:

	Minimum Offering		Maximum Offering
	Dollar Amount	Percentage of Gross Cash Proceeds	Dollar Amount	Percentage of Gross Cash Proceeds

Offering Proceeds	$39,950	100.00%	$157,100	100.00%

Uses of Funds
Cost of Thoroughbred Asset (1)	$15,438	38.48%	$61,750	39.31%
Acquisition Expenses (2)	505	1.26%	2,000	1.27%
Offering Expenses (3)	1,890	4.73%	7,500	4.77%
Sourcing Fee (4)	2,331	5.83%	9,263	5.90%
Organizational Fee (5)	1,645	4.12%	4,713	3.00%
Brokerage Fee (6)	551	1.38%	1,571	1.00%
Total Acquisition and Offering Expenses	$22,360	55.80%	$86,797	55.25%

TAA Donation (7)	$800	2.00%	$3,138	2.00%

Working Capital
Race Training Expenses (8)	$10,969	27.46%	$43,875	27.96%
Working Capital Contingency	2,194	5.49%	8,775	5.48%
Training Management Fee	1,314	3.29%	5,265	3.34%
Insurance Premiums (9)	2,313	5.79%	9,250	5.90%
Total Working Capital	$16,790	42.03%	$67,165	42.68%

(1)	Represents a 6.3% ownership interest if the minimum offering proceeds are raised.
(2)

Includes costs of due diligence investigation of a potential Series Asset, pre-purchase medical examinations, appraisal fees, auction-related expenses, and interest on funds borrowed to acquire a Series Asset, if any, prior to a series offering. Reimbursement of these expenses incurred by the Manager is limited to 1.27% of the offering proceeds.

(3)	The Manager has agreed to limit reimbursement of offering expenses equal to no more than 4.77% of offering proceeds.
(4)	Equals 15% of the purchase price of the Thoroughbred interest payable to the Manager for sourcing the opportunity and negotiating the terms of the acquisition.
(5)

Fee of up to 3.0% of the offering proceeds received from the offering of each series of units to reimburse the Manager for expenses incurred to set up the legal and financial framework and compliance infrastructure for the marketing and sale of offerings of each series of units.

(6)	The brokerage fee equals 1% of the amount raised in this Offering excluding any Units purchased by the Manager or its affiliates.
(7)	Donation to the Thoroughbred Aftercare Alliance.
(8)	Represents the Company’s portion of estimated training and racing expenses of $5,000 per month for 24 months based on its ownership interest.
(9)	Represents the Company’s portion of premiums for racing and medical insurance coverage for 24 months based on the Thoroughbred’s estimated value.

On October 15, 2022, the Company acquired an option to purchase up to a 25% undivided interest in Tapicat Filly from Gandharvi, LLC. The Purchase Option, Bill of Sale and Co-Ownership Agreement is attached as Exhibit 6.25 to the Offering Statement. The target purchase price is $61,750. The offering proceeds must attain the maximum offering amount of $157,100 in order for Series Tapicat Filly to acquire the full 25% interest. The offering must raise the minimum offering proceeds of $39,950 to acquire any ownership in Tapicat Filly.

The option will be exercised in multiple closings, each occurring at increments of approximately 25% of the maximum offering proceeds. Upon payment of the cash from the offering proceeds to Gandharvi, the ownership interest in Tapicat Filly will be owned by the Series and not subject to any liens or encumbrances. Upon each closing, Series Tapicat Filly will hold a percentage of ownership in Tapicat Filly that is proportional to the percentage of the maximum offering proceeds raised. For example, when the offering has raised 50% of the maximum offering proceeds ($39,950), a second closing will occur at which Series Tapicat Filly will pay Gandharvi a second installment of 25% of the purchase price and will acquire an additional 25% of the 25% interest (or 7.5%). Following that second closing, Series Tapicat Filly would hold a total interest of 15% in Tapicat Filly.

Upon each closing of the Offering, proceeds from the sale of the Units will be distributed to the account of the Series. The Series will use those proceeds to pay the amounts shown in the table above based on the percentage of maximum proceeds received at each closing.

Gandharvi will retain a 75% interest in Tapicat Filly and will be raced under the co-management of Commonwealth and Gandharvi. All decisions related to Tapicat Filly’s racing career, including without limitation, the selection of a trainer, will be made jointly by Commonwealth and Gandharvi as provided in the co-management agreement between owners. Tapicat Filly will race under the silks and colors of Gandharvi for three out of every four races, and Commonwealth Thoroughbreds every fourth race. Tapicat Filly will race under the joint names of Gandharvi and Commonwealth Thoroughbreds. All income and expenses for Tapicat Filly will be allocated based on each party’s respective ownership percentage.

The allocation of the net proceeds of this Offering set forth above represents our intention based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of offering proceeds based on the factors set forth above. If fewer than the maximum of 3,142 Series Tapicat Filly Units are sold in connection with this Offering, the Manager may waive the fees to which it would otherwise be entitled and may not seek reimbursement for the full amount of acquisition and offering expenses.

DESCRIPTION OF TAPICAT FILLY

Tapicat Filly is a currently unnamed bay filly born in Kentucky on May 4, 2021 by Quality Road out of Tapicat, by Tapit.

To date, a veterinarian has taken radiographs and performed a scope, and both were reported within acceptable limits for purchase as a racing prospect.

Pedigree

Her sire Quality Road stands at Lane’s End Farm for $200,000 per cover. He has sired champions such as Corniche (Lifetime Earnings (LTE): $1,263,500), City Of Light (LTE:$5,662,600), Abel Tasman (LTE: $2,793,385), Klimt (LTE: $468,960), Roadster (LTE: $901,500), Bellafina (LTE: $1,617,975), Dunbar Road (LTE: $1,698,740), and others. He has sired 31 graded stakes winners, 14 of those being Grade 1 winners. He was responsible for a $1.8-million filly sold at the Fasig-Tipton’s Saratoga Select Sale in 2022, where his progeny averaged over $760,000. His momentum grew at the 2022 Keeneland September Yearling Sale, where he was the leading sire by average at $533,514. That sale alone, he sired 7 seven-figure yearlings, headed by the $2.5 million sale topper. As a racehorse, he ran in 11 graded stakes races out of 13 career starts, earning over $2.2 million in his entire career. He ran a massive 130 as his highest speed figure when he won the Grade 1 Donn Handicap at Gulfstream Park.

Her dam Tapicat is a graded stakes-winning mare by champion sire and broodmare sire Tapit. She earned $272,668 in 13 career starts. Her highest speed figure earned was an impressive 110 in the Pebbles Listed Stakes at Belmont. She was sold to Summer Wind Farm in 2016 for $2.2 million at the Keeneland November Breeding Stock Sale, where she produced Bischofberger who sold as a yearling for $475,000.

Purchase & Acquisition

Following a thorough veterinary inspection, Tapicat Filly was purchased at the 2022 Keeneland September Yearling Sale

Boarding Arrangements; Development Timetable

Tapicat Filly is currently at Margaux Farm in Midway, Kentucky, where she will be broken to a saddle and rider. This is also a pre-training facility, so she will start her career on their training track before heading to a trainer in the spring of 2023.

USE OF PROCEEDS – SERIES TONASAH FILLY

We estimate that the gross proceeds of this Offering will be $194,700 assuming the full amount of this Offering is sold. The following table shows how the expected use of the offering proceeds at both the minimum and maximum offering amounts:

	Minimum Offering		Maximum Offering
	Dollar Amount	Percentage of Gross Cash Proceeds	Dollar Amount	Percentage of Gross Cash Proceeds

Offering Proceeds	$49,000	100.00%	$194,700	100.00%

Uses of Funds
Cost of Thoroughbred Asset (1)	$22,313	45.54%	$89,250	45.84%
Acquisition Expenses (2)	500	1.02%	2,000	1.03%
Offering Expenses (3)	1,875	3.83%	7,500	3.85%
Sourcing Fee (4)	3,321	6.78%	13,388	6.88%
Organizational Fee (5)	1,652	3.37%	5,850	3.00%
Brokerage Fee (6)	551	1.12%	1,947	1.00%
Total Acquisition and Offering Expenses	$30,212	61.66%	$119,935	61.60%

TAA Donation (7)	$1,103	2..25%	$3,900	2.00%

Working Capital
Race Training Expenses (8)	$10,969	23.39%	$43,875	22.53%
Working Capital Contingency	2,179	4.45%	8,775	4.51%
Training Management Fee	1,300	2.65%	5,265	2.70%
Insurance Premiums (9)	3,238	6.61%	12,950	6.65%
Total Working Capital	$17,686	37.10%	$70,865	36.39%

(1)	Represents a 6.3% ownership interest if the minimum offering proceeds are raised.
(2)

Includes costs of due diligence investigation of a potential Series Asset, pre-purchase medical examinations, appraisal fees, auction-related expenses, and interest on funds borrowed to acquire a Series Asset, if any, prior to a series offering. Reimbursement of these expenses incurred by the Manager is limited to 1.03% of the offering proceeds.

(3)	The Manager has agreed to limit reimbursement of offering expenses equal to no more than 3.85% of offering proceeds.
(4)	Equals 15% of the purchase price of the Thoroughbred interest payable to the Manager for sourcing the opportunity and negotiating the terms of the acquisition.
(5)

Fee of up to 3.0% of the offering proceeds received from the offering of each series of units to reimburse the Manager for expenses incurred to set up the legal and financial framework and compliance infrastructure for the marketing and sale of offerings of each series of units.

(6)	The brokerage fee equals 1% of the amount raised in this Offering excluding any Units purchased by the Manager or its affiliates.
(7)	Donation to the Thoroughbred Aftercare Alliance.
(8)	Represents the Company’s portion of estimated training and racing expenses of $5,000 per month for 24 months based on its ownership interest.
(9)	Represents the Company’s portion of premiums for racing and medical insurance coverage for 24 months based on the Thoroughbred’s estimated value.

On October 15, 2022, the Company acquired an option to purchase up to a 25% undivided interest in Tonasah Filly from Gandharvi, LLC. The Purchase Option, Bill of Sale and Co-Ownership Agreement is attached as Exhibit 6.23 to the Offering Statement. The target purchase price is $89,250. The offering proceeds must attain the maximum offering amount of $194,700 in order for Series Tonasah Filly to acquire the full 25% interest. The offering must raise the minimum offering proceeds of $49,000 to acquire any ownership in Tonasah Filly.

The option will be exercised in multiple closings, each occurring at increments of approximately 25% of the maximum offering proceeds. Upon payment of the cash from the offering proceeds to Gandharvi, the ownership interest in Tonasah Filly will be owned by the Series and not subject to any liens or encumbrances. Upon each closing, Series Tonasah Filly will hold a percentage of ownership in Tonasah Filly that is proportional to the percentage of the maximum offering proceeds raised. For example, when the offering has raised 50% of the maximum offering proceeds ($97,350), a second closing will occur at which Series Tonasah Filly will pay Gandharvi a second installment of 25% of the purchase price and will acquire an additional 25% of the 25% interest (or 7.5%). Following that second closing, Series Tonasah Filly would hold a total interest of 15% in Tonasah Filly.

Upon each closing of the Offering, proceeds from the sale of the Units will be distributed to the account of the Series. The Series will use those proceeds to pay the amounts shown in the table above based on the percentage of maximum proceeds received at each closing.

Gandharvi will retain a 75% interest in Tonasah Filly and will be raced under the co-management of Commonwealth and Gandharvi. All decisions related to Tonasah Filly’s racing career, including without limitation, the selection of a trainer, will be made jointly by Commonwealth and Gandharvi as provided in the co-management agreement between the owners. Tonasah Filly will race under the silks and colors of Gandharvi for three out of every four races, and Commonwealth Thoroughbreds every fourth race. Tonasah Filly will race under the joint names of Gandharvi and Commonwealth Thoroughbreds. All income and expenses for Tonasah Filly will be allocated based on each party’s respective ownership percentage.

The allocation of the net proceeds of this Offering set forth above represents our intention based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of offering proceeds based on the factors set forth above. If fewer than the maximum of 3,894 Series Tonasah Filly Units are sold in connection with this Offering, the Manager may waive the fees to which it would otherwise be entitled and may not seek reimbursement for the full amount of acquisition and offering expenses.

DESCRIPTION OF TONASAH FILLY

Tonasah Filly is a currently unnamed bay filly born in Kentucky on May 4, 2021 by Quality Road out of Tapicat, by Tapit.

To date, a veterinarian has taken radiographs and performed a scope, and both were reported within acceptable limits for purchase as a racing prospect.

Pedigree

Her sire Uncle Mo is leading Ashford's stallion roster with a stud fee of $150,000 per cover. He is the winner of the Grade 1 Breeders' Cup Juvenile, the Grade 1 Champagne Stakes, and the Grade 2 Kelso Handicap, with lifetime earnings of over $1.6 million in just 8 career starts. He is one of the top five leading sires in the U.S. by earnings, producing Nyquist (LTE: $5,189,200), Mo Donegal (LTE: $1,314,000), Bast (LTE: $852,200), Golden Pal (LTE: $516,075), Mo Town (LTE: $519,600), Yaupon (LTE: $703,264), and others. He has produced 25 stakes winners in his first crop alone, and has produced 11 stakes winners in 2022 to date.

Her dam Tonasah broke her maiden first time out at Belmont with an impressive win, then ran second in a Grade 2 at Saratoga, winning $196,660 in 8 career starts. She ran in 3 graded stakes races in her career, placing in two Grade 2 races, and running 5th in the Grade 1 Spinaway Stakes at Saratoga. She is the producer of graded stakes-placed Union Gables (LTE: $115,980) with one other foal to race.

Purchase & Acquisition

Following a thorough veterinary inspection, Tonasah Filly was purchased at the 2022 Keeneland September Yearling Sale.

Boarding Arrangements; Development Timetable

Tonasah Filly is currently at Margaux Farm in Midway, Kentucky, where she will be broken to a saddle and rider. This is also a pre-training facility, so she will start her career on their training track before heading to a trainer on a race track in the spring of 2023.

USE OF PROCEEDS – SERIES KISSED BY FIRE

We estimate that the gross proceeds of this Offering (including from Series Kissed by Fire Units acquired by the Manager) will be $222,750 assuming the full amount of this Offering is sold. The following table shows how the expected use of the offering proceeds at both the minimum and maximum offering amounts:

	Minimum Offering		Maximum Offering
	Dollar Amount	Percentage of Gross Cash Proceeds	Dollar Amount	Percentage of Gross Cash Proceeds

Offering Proceeds	$55,600	100.00%	$222,750	100.00%

Uses of Funds
Cost of Thoroughbred Asset (1)	$28,239	50.52%	$112,955	50.71%

Expenses and Fees
Acquisition Expenses (2)	2,696	4.89%	10,785	4.84%
Offering Expenses (3)	2,525	4.53%	10,100	4.53%
Sourcing Fee (4)	4,210	7.53%	16,943	7.61%
Organizational Fee (5)	1,652	3.00%	6,675	3.00%
Brokerage Fee (6)	551	1.00%	2,220	1.00%
Total Expenses and Fees	$11,634	20.92%	$46,723	20.98%

TAA Donation (7)	$1,103	2.00%	$4,452	2.00%

Working Capital
Race Training Expenses (8)	$9,000	16.19%	$36,000	16.16%
Working Capital Contingency	1,785	3.21%	7,200	3.23%
Training Management Fee (9)	1,064	1.91%	4,320	1.94%
Insurance Premiums (10)	2,775	4.99%	11,100	4.98%
Total Working Capital	$14,624	26.30%	$58,620	26.32%

(1)

Represents a 7.5% ownership interest if the minimum offering proceeds are raised. Cost of Thoroughbred Asset includes the $105,000 purchase price plus reimbursement of the pro rata share of monthly training expenses from the date of purchase through November 2022 to be paid by the Manager. Training expenses are estimated to total $5,000 per month.

(2)

Acquisition expenses include $10,785 of pre-closing expenses which consist of Breeders Cup nomination, naming fee, transportation, and bloodstock agent fee. Reimbursement of these expenses is limited to 4.89% of the offering proceeds raised

(3)	Limited to 4.53% of the offering proceeds raised. Typically, offering expenses include various filing fees and escrow, legal and accounting expenses.
(4)	Equals 15% of the Cost of the Thoroughbred Asset payable to the Manager for sourcing the opportunity and negotiating the terms of the acquisition.
(5)

Fee of up to 3.0% of the offering proceeds received from the offering of each series of units to reimburse the Manager for expenses incurred to set up the legal and financial framework and compliance infrastructure for the marketing and sale of offerings of each series of units.

(6)	The brokerage fee equals 1% of the amount raised in this Offering excluding any Units purchased by the Manager or its affiliates.
(7)	See “Other Information -- Thoroughbred Aftercare Alliance Donation.”
(8)	Represents the Company’s portion of estimated training and racing expenses of $5,000 per month for 24 months based on its ownership interest.
(9)	Represents 10% of the amount reserved for payment of training expenses and working capital contingency, to be paid as training expenses are incurred.
(10)	Represents the Company’s portion of premiums for racing and medical insurance coverage for 24 months based on the Thoroughbred’s estimated value.

On August 12, 2022, the Company acquired a 30% undivided interest in Kissed by Fire from Exline-Border Racing LLC (“Exline”) for a purchase price of $105,000. The Agreement of Purchase, Sale and Co-Ownership is attached as Exhibit 6.12 to the Offering Statement. The Company funded the purchase with a loan from the Manager. The promissory note issued by the Company to the Manager, which is attached as Exhibit 6.19 to the Offering Statement, provides that that principal amount of the loan is $105,000 plus the Company’s pro rata share of boarding, care, and training expenses for the Thoroughbred paid by the Manager through the date of the closing of the Series Offering. For example, if the Series Kissed by Fire Offering is fully subscribed and closes four months after the Company acquired its interest, the principal amount of the Note would be approximately $111,000, based on the Company’s share of estimated boarding, care, and training expenses of $5,000 per month. The Note bears interest at the applicable federal rate for debts compounding annually, which is 2.88% for August 2022.

Upon payment of the cash from the offering proceeds to the Manager, the ownership interest in Kissed by Fire will be owned by the Series and not subject to any liens or encumbrances. The Manager’s ownership interest in Series Kissed by Fire will be inversely proportional to the percentage of the maximum offering proceeds raised. For example, if the Offering terminates after raising 80% of the maximum offering proceeds ($176,000), Series Kissed by Fire would pay the Manager 80% of the purchase price ($84,000) plus 80% of training expenses for four months ($4,800), plus interest ($852) and acquire a 24% ownership interest in Kissed By Fire. The Company would transfer the remaining 6% to the Manager to retire the Note. In lieu of taking an interest in the Thoroughbred, the Manager may elect to convert the unpaid balance of the Note into Units at the conversion price of $50.00 per Unit.

Upon each closing of the Offering, proceeds from the sale of the Units will be distributed to the account of the Series. The Series will use those proceeds to pay the amounts shown in the table above based on the percentage of maximum proceeds received at each closing.

Exline will retain a 70% interest in Kissed by Fire, who will race under the joint names of Exline-Border Racing LLC and CMNWLTH. All income and expenses for Kissed by Fire will be allocated based on each party’s respective ownership percentage. All decisions related to the Kissed by Fire’s' training, racing and care will be made by mutual agreement after consultation between the Company and Exline as provided in the co-management agreement between the owners. See “Other Information – Co-Management Agreements.” Either co-owner may transfer all or part of its interest in Kissed by Fire, subject to a right of first refusal of the other co-owner in accordance with the terms, conditions, and procedures set forth in the co-ownership agreement.

The allocation of the net proceeds of this Offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of offering proceeds based on the factors set forth above. If fewer than the maximum of 4,455 Series Kissed by Fire Units are sold in connection with this Offering, the Manager may waive the fees to which it would otherwise be entitled and may not seek reimbursement for the full amount of acquisition and offering expenses.

DESCRIPTION OF KISSED BY FIRE

Kissed by Fire is a bay filly born in Maryland on March 4, 2020 by Friesan Fire out of Kiss in the Forest, by Forest Wildcat.

To date, a veterinarian has taken radiographs and performed a scope, and both were reported within acceptable limits for purchase as a racing prospect.

Pedigree

Her sire Friesan Fire is a multiple graded stakes winner who retired after 18 starts with career earnings of $679,356. He was a debut winning 2-year-old who placed in the Belmont Futurity (Grade 2). As a 3-year-old he rose to the top of his class, winning all three of the Fair Grounds’ series of Triple Crown prep races that included: Louisiana Derby (Grade 2), the Risen Star Stakes (Grade 3) and the Lecomte Stakes (Grade 3). In the Louisiana Derby he defeated 8 other colts by 7 ¼ lengths, earning a Equibase speed figure of 111 and cementing his position as Kentucky Derby Favorite by the all-time great sire-of-sires A.P. Indy and out of the Grade 1-winning champion Australian race mare Bollinger.

Her dam Kiss in the Forest is a stakes placed mare who retired after 18 starts with lifetime earnings of $170,408. As a 3-year-old she ran a 99 Equibase speed figure in the Voodoo Dancer Stakes at Belmont Park, where she finished 3rd. She is the mother of 3 other foals of racing age, 2 to race.

Kiss in the Forest is sired by Forest Wildcat, the sire of eight Grade 1 winners including multiple Grade 1 winners Paradise Woods, Lady Aurelia and Starship Jubilee. Furthermore he is the sire of 67 stakes winners overall, divided pretty evenly between colts and fillies.

Kiss in the Forest’s dam is the unraced mare Hummingbird Kiss by Smart Strike, out of Hummingbird Red. This Sam-Son Farm family has successfully reproduced itself for more than 50 years. Hummingbird Kiss is a full sister to stakes placed Red Strike (ON) who retired with lifetime earnings of $324,719 after 32 starts, as well as stakes placed Strike Red. Hummingbird Kiss is the mother of 5 foals, including stakes placed Milehigh Butterfly. Kiss in the Forest’s 4th dam is the stakes winning mare, Dancing with Wings. Dancing with Wings is a half-sister to Grade 3-winning, Canadian Horse of the Year Ruling Angel, herself a producer of stakes winning All an Angel and the granddam of multiple stakes winners including the millionaire champion Regal Intention. Dancing with Wings produced 5 winners including 2x Champion and Horse of the Year Soaring Free (LTE: $2.11M).

Purchase & Acquisition

Following a thorough veterinary inspection, Kissed by Fire was purchased at the 2022 Fasig Tipton Mid-Atlantic Sale in Timonium, Maryland for $350,000.

Boarding Arrangements; Development Timetable

Following the sale, Kissed by Fire was shipped to the barn of two-time Breeders’ Cup winning trainer Peter Eurton at Santa Anita Park in Los Angeles, CA.

She posted her first official workout at Santa Anita Park on June 27, 2022 and has since posted the following works:

Track	Date	Course	Distance	Time	Note	Rank
Del Mar	8/13/2022	Dirt	4F	48.40	Handily	33/120
Del Mar	7/24/2022	Dirt	4F	47.20	Handily from the gate	8/124
Santa Anita	7/17/2022	Dirt	4F	48.20	Handily	10/45
Santa Anita	7/11/2022	Dirt	4F	49.20	Handily from the gate	24/54
Santa Anita	7/4/2022	Dirt	4F	48.40	Handily	12/63
Santa Anita	6/27/2022	Dirt	4F	48.40	Handily	12/69

On July 31, 2022 she made her maiden start at Del Mar in an $80,000 Maiden Special Weight running 5.5 furlongs on the main dirt track. Ridden by Breeders’ Cup winning jockey Joe Bravo, she broke sharply from the gate and settled into a stalking position just off the pace setters, bid three deep into the turn and overtook the lead but was passed by a late running Justique for second place. She earned $16,000 for the effort and an Equibase speed figure of 77.

Kissed by Fire finished 6th in the $300,000 Grade 1 Debutante Stakes at Del Mar, a 7 furlong race on Saturday, September 10, 2022.

USE OF PROCEEDS – SERIES MAGE

We estimate that the gross proceeds of this Offering (including from Series Mage Units acquired by the Manager) will be $171,400 assuming the full amount of this Offering is sold. The following table shows how the expected use of the offering proceeds at both the minimum and maximum offering amounts:

	Minimum Offering		Maximum Offering
	Dollar Amount	Percentage of Gross Cash Proceeds	Dollar Amount	Percentage of Gross Cash Proceeds

Offering Proceeds	$42,850	100.0%	$171,400	100.0%

Uses of Funds
Cost of Thoroughbred Asset (1)	$19,111	44.60%	$76,444	44.60%

Expenses and Fees
Acquisition Expenses (2)	1,250	2.92%	5,000	2.92%
Offering Expenses (3)	2,525	5.89%	10,100	5.85%
Sourcing Fee (4)	2,867	6.69%	11,467	6.69%
Organizational Fee (5)	1,286	3.00%	5,144	3.0%
Brokerage Fee (6)	429	1.00%	1,716	1.0%
Total Expenses and Fees	$8,357	19.46%	$33,427	19.50%

TAA Donation (7)	$857	2.0%	$3,429	2.0%

Working Capital
Race Training Expenses (8)	$7,500	17.50%	$30,000	17.54%
Working Capital Contingency	1,500	3.50%	6,000	3.51%
Training Management Fee (9)	900	2.10%	3,600	2.10%
Insurance Premiums (10)	4,625	10.79%	18,500	10.82%
Total Working Capital	$14,525	33.90%	$58,100	33.90%

(1)

Represents a 6.25% ownership interest if the minimum offering proceeds are raised. Cost of Thoroughbred Asset includes the $72,500 purchase price plus reimbursement of the pro rata share of monthly training expenses for 3 months to be paid by the Manager. Training expenses are estimated to total $5,000 per month.

(2)

Includes costs of due diligence investigation of a potential Series Asset, pre-purchase medical examinations, appraisal fees, auction-related expenses, the pro rata share of boarding and training expenses after the date of purchase, and interest on funds borrowed to acquire a Series Asset, if any, prior to a series offering. Reimbursement of these expenses incurred by the Manager is limited to 2.92% of the offering proceeds.

(3)

The Manager has agreed to limit reimbursement of offering expenses equal to no more than 5.89% of offering proceeds raised. Typically, offering expenses include various filing fees and escrow, legal and accounting expenses.

(4)	Equals 15% of the Cost of the Thoroughbred Asset payable to the Manager for sourcing the opportunity and negotiating the terms of the acquisition.
(5)

Fee of up to 3.0% of the offering proceeds received from the offering of each series of units to reimburse the Manager for expenses incurred to set up the legal and financial framework and compliance infrastructure for the marketing and sale of offerings of each series of units.

(6)	The brokerage fee equals 1% of the amount raised in this Offering excluding any Units purchased by the Manager or its affiliates.
(7)	See “Other Information -- Thoroughbred Aftercare Alliance Donation.”
(8)	Represents the Company’s portion of estimated training and racing expenses of $5,000 per month for 24 months based on its ownership interest.
(9)	Represents 10% of the amount reserved for payment of training expenses and working capital contingency, to be paid as training expenses are incurred.
(10)	Represents the Company’s portion of premiums for racing and medical insurance coverage for 24 months based on the Thoroughbred’s estimated value.

On August 8, 2022, the Company acquired a 25% undivided interest in Mage from Marquee Farms, LLC (“Marquee”) for a purchase price of $72,500. The Agreement of Purchase, Sale and Co-Ownership is attached as Exhibit 6.11 to the Offering Statement. The Company funded the purchase with a $72,500 loan from the Manager. The convertible promissory note issued by the Company to the Manager, which is attached as Exhibit 6.18 to the Offering Statement, provides that that principal amount of the loan is $60,000 plus the Company’s pro rata share of boarding, care, and training expenses for the Thoroughbred paid by the Manager through the date of the closing of the Series Offering. For example, if the Series Mage Offering is fully subscribed and closes four months after the Company acquired its interest, the principal amount of the Note would be approximately $77,500, based on the Company’s share of estimated boarding, care, and training expenses of $5,000 per month. The Note bears interest at the applicable federal rate for debts compounding annually, which is 2.88% for August 2022.

Upon payment of the cash from the offering proceeds to the Manager, the ownership interest in Mage will be owned by the Series and not subject to any liens or encumbrances. The Manager’s ownership interest in Series Mage will be inversely proportional to the percentage of the maximum offering proceeds raised. For example, if the Offering terminates after raising 80% of the maximum offering proceeds ($136,840), Series Mage would pay the Manager 80% of the purchase price ($58,000) plus 80% of training expenses for four months ($4,000), plus interest ($595) and acquire a 19.2% ownership interest in Mage. The Company would transfer the remaining 4.8% to the Manager to retire the Note. In lieu of taking an interest in the Thoroughbred, the Manager may elect to convert the unpaid balance of the Note into Units at the conversion price of $50.00 per Unit.

Upon each closing of the Offering, proceeds from the sale of the Units will be distributed to the account of the Series. The Series will use those proceeds to pay the amounts shown in the table above based on the percentage of maximum proceeds received at each closing.

Marquee will retain a 90% interest in Mage, who will race under the joint names of Marquee Farms, LLC and CMNWLTH. All income and expenses for Mage will be allocated based on each party’s respective ownership percentage. All decisions related to the Mage’s' training, racing and care will be made by mutual agreement after consultation between the Company and Marquee. See “Other Information – Co-Management Agreements.” Either co-owner may transfer all or part of its interest in Mage, subject to a right of first refusal of the other co-owner in accordance with the terms, conditions, and procedures set forth in the co-ownership agreement.

The allocation of the net proceeds of this Offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of offering proceeds based on the factors set forth above. If fewer than the maximum of 3,428 Series Mage Units are sold in connection with this Offering, the Manager may waive the fees to which it would otherwise be entitled and may not seek reimbursement for the full amount of acquisition and offering expenses.

DESCRIPTION OF MAGE

Mage is a chestnut colt born in Kentucky on April 18, 2020 by Curlin out of Puca, by Big Brown.

To date, a veterinarian has taken radiographs and performed a scope, and both were reported within acceptable limits for purchase as a racing prospect.

Pedigree

His sire, Good Magic, retired to stud in 2019 with impressive race earnings of $2,945,000. At two years old, he won the Grade 1 Breeders’ Cup Juvenile at Del Mar and ran second in the Grade 1 Champagne Stakes at Belmont. At three years old, he won the Grade 1 Haskell Invitational at Monmouth and won the Grade 2 Toyota Bluegrass at Keeneland. That year, he had an impressive second place finish in the famous Grade 1 Kentucky Derby. This year marks his first crop of runners and they have not disappointed. He has had two black-type winners, one being a graded stakes winning filly named Vegas Magic who took the Grade 2 Sorrento Stakes at Del Mar. He is currently ranked third in the Northern Hemisphere for leading first-crop runners per the Blood-Horse Stallion Registry.

Mage’s dam, Puca, is black-type winner and multiple graded stakes placed. She is sired by the 2008 Kentucky Derby and Preakness winner Big Brown and is the half-sister to the five-time graded stakes winning stallion Finnegan's Wake. Puca won the Steve Pini Memorial S. ($45,500) at Suffolk Downs, earning a speed figure of 94. She ran an impressive speed figure of 103 when she placed second in the Grade 2 Gazelle S. ($60,000) at Aqueduct. Her lifetime earnings have added up to $299,406 in 17 starts. Her first foal is a three year old Gun Runner filly named Gunning who broke her maiden second time out at Churchill with a speed figure of 91 and placed third in the black-type Runhappy Audubon Oaks at Ellis Park . This is an active family with more to come.

Mage’s granddam, Boat’s Ghost, came second in the Prairie Meadows Debutante Stakes in 2006. She has produced several winners, including MGSW and now sire Finnegan's Wake (LTE: $1,594,665) as well as Multiple graded stakes placed and listed stakes winner Puca (LTE: $299,406). She herself has lifetime earnings of $25,000 in just 6 starts.

Purchase & Acquisition

Following a thorough veterinary inspection, Mage was purchased at the 2022 Fasig Tipton Mid-Atlantic Sale in Timonium, Maryland.

Boarding Arrangements; Development Timetable

Following the sale, Mage was shipped to Blackwood Training Center on May 28, 2022 for 30 days of rest and recovery. He entered full time race training with Gustavo Delgado at the Thoroughbred Training Center in Lexington, KY on June 28, 2022.

On July 30, 2022 he posted his first official workout and has posted the following works since:

Track	Date	Course	Distance	Time	Note	Rank
Thoroughbred Center	8/13/22	Dirt	4F	49.80	Breezing	16/48
Thoroughbred Center	8/5/22	Dirt	3F	37.00	Breezing	1/6
Thoroughbred Center	7/30/22	Dirt	3F	37.60	Breezing	16/43

USE OF PROCEEDS – SERIES TSHIEBWE

We estimate that the gross proceeds of this Offering (including from Series Tshiebwe Units acquired by the Manager) will be $105,050 assuming the full amount of this Offering is sold. The following table shows how the expected use of the offering proceeds at both the minimum and maximum offering amounts:

	Minimum Offering		Maximum Offering
	Dollar Amount	Percentage of Gross Cash Proceeds	Dollar Amount	Percentage of Gross Cash Proceeds

Offering Proceeds	$26,250	100.00%	$105,050	100.00%

Uses of Funds
Cost of Thoroughbred Asset (1)	$12,788	48.72%	$51,152	48.69%

Expenses and Fees
Acquisition Expenses (2)	1,250	4.76%	5,000	4.76%
Offering Expenses (3)	2,525	4.99%	10,100	9.62%
Sourcing Fee (4)	1,918	7.75%	7,673	7.31%
Organizational Fee (5)	788	3.00%	3,152	3.00%
Brokerage Fee (6)	263	1.00%	1,050	1.00%
Total Expenses and Fees	$6,744	25.69%	$26,975	25.68%

TAA Donation (7)	$525	2.00%	$2,099	2.00%

Working Capital
Race Training Expenses (8)	$3,300	12.57%	$13,200	12.57%
Additional Working Capital	647	2.46%	2,640	2.51%
Training Management Fee (9)	396	1.51%	1,584	1.51%
Insurance Premiums (10)	1,850	7.05%	7,400	7.04%
Total Working Capital	$6,193	23.59%	$24,824	23.63%

(1)

Represents a 2.5% ownership interest if the minimum offering proceeds are raised. Cost of Thoroughbred Asset includes the $47,500 purchase price plus reimbursement of the pro rata share of monthly training expenses from the date of purchase payable by the Manager for three months. Training expenses are estimated to total $5,500 per month.

(2)

Includes costs of due diligence investigation of a potential Series Asset, pre-purchase medical examinations, appraisal fees, auction-related expenses, and interest on funds borrowed to acquire a Series Asset, if any, prior to a series offering. Reimbursement of these expenses incurred by the Manager is limited to 4.76% of the offering proceeds.

(3)

The Manager has agreed to limit reimbursement of offering expenses equal to no more than 9.62% of offering proceeds. Typically, offering expenses include various filing fees and escrow, legal and accounting expenses.

(4)	Equals 15% of the Cost of the Thoroughbred Asset payable to the Manager for sourcing the opportunity and negotiating the terms of the acquisition.
(5)

Fee of up to 3.0% of the offering proceeds received from the offering of each series of units to reimburse the Manager for expenses incurred to set up the legal and financial framework and compliance infrastructure for the marketing and sale of offerings of each series of units.

(6)	The brokerage fee equals 1% of the amount raised in this Offering excluding any Units purchased by the Manager or its affiliates.
(7)	See “Other Information -- Thoroughbred Aftercare Alliance Donation.”
(8)	Represents the Company’s portion of estimated training and racing expenses of $5,500 per month for 24 months based on its ownership interest.
(9)	Represents 10% of the amount reserved for payment of training expenses and working capital contingency, to be paid as training expenses are incurred.
(10)	Represents the Company’s portion of premiums for racing and medical insurance coverage for 24 months based on the Thoroughbred’s estimated value.

On August 8, 2022, the Company acquired a 10% undivided interest in Tshiebwe from WinStar Farms, LLC for a purchase price of $47,500. The Agreement of Purchase, Sale and Co-Ownership is attached as Exhibit 6.10 to the Offering Statement. The Company funded the purchase with a $47,500 loan from the Manager. The convertible promissory note issued by the Company to the Manager, which is attached as Exhibit 6.17 to the Offering Statement, provides that the principal amount of the loan is $47,500 plus the Company’s pro rata share of boarding, care, and training expenses for the Thoroughbred paid by the Manager through the date of the closing of the Series Offering. For example, if the Series Tshiebwe Offering is fully subscribed and closes four months after the Company acquired its interest, the principal amount of the Note would be approximately $49,700, based on the Company’s share of estimated boarding, care, and training expenses of $5,500 per month. The Note bears interest at the applicable federal rate for debts compounding annually, which is 2.88% for August 2022.

Upon payment of the cash from the offering proceeds to the Manager, the ownership interest in Tshiebwe will be owned by the Series and not subject to any liens or encumbrances. The Manager’s ownership interest in Series Tshiebwe will be inversely proportional to the percentage of the maximum offering proceeds raised. For example, if the Offering terminates after raising 80% of the maximum offering proceeds ($176,000), Series Tshiebwe would pay the Manager 80% of the purchase price ($38,000) plus 80% of training expenses for four months ($1,760), plus interest ($382) and acquire an 8% ownership interest in Tshiebwe. The Company would transfer the remaining 2% to the Manager to retire the Note. In lieu of taking an interest in the Thoroughbred, the Manager may elect to convert the unpaid balance of the Note into Units at the conversion price of $50.00 per Unit.

Upon each closing of the Offering, proceeds from the sale of the Units will be distributed to the account of the Series. The Series will use those proceeds to pay the amounts shown in the table above based on the percentage of maximum proceeds received at each closing.

WinStar will retain a 90% interest in Tshiebwe, who will race under the joint names of WinStar Farms, LLC and CMNWLTH. All income and expenses for Tshiebwe will be allocated based on each party’s respective ownership percentage. All decisions related to the Tshiebwe’s' training, racing and care will be made by mutual agreement after consultation between the Company and WinStar. See “Other Information – Co-Management Agreements.” Either co-owner may transfer all or part of its interest in Tshiebwe, subject to a right of first refusal of the other co-owner in accordance with the terms, conditions, and procedures set forth in the co-ownership agreement.

The allocation of the net proceeds of this Offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of offering proceeds based on the factors set forth above. If fewer than the maximum of 2,101 Series Tshiebwe Units are sold in connection with this Offering, the Manager may waive the fees to which it would otherwise be entitled and may not seek reimbursement for the full amount of acquisition and offering expenses.

DESCRIPTION OF TSHIEBWE

Tshiebwe is a bay colt born in Kentucky on March 23, 2020 by Race Day out of Divine Friends, by Divine Park.

To date, a veterinarian has taken radiographs and performed a scope, and both were reported within acceptable limits for purchase as a racing prospect.

Pedigree

His sire, Race Day, is the winner of the Grade 3 Razorback Handicap, Grade 2 Oaklawn Handicap, and the Fayette Stakes. He earned $748,000 in 12 career starts. His final time of 1:47.93 for 1 1/8 miles marked the fastest Oaklawn Handicap since Medaglia d’Oro a dozen years prior, and he earned a 109 Beyer for the performance. During his racing career, he defeated a host of top-graded stakes winners including Grade 1 winners Golden Ticket and Hard Aces, as well as Midnight Hawk, Tapiture, and Golden Lad. In 2016, Race Day retired to stud at Spendthrift Farm where he stood for a few years. In 2020 Race Day was exported to Korea where he stands at stud today. Race Day had only 58 foals born in 2019, from that crop he produced not one but two highly ranked Kentucky Derby contenders: White Abbario (LTE: $823,000) and Barber Road (LTE: $650,000).

His dam, Divine Friends, ran finished first four times, second once and third once in 10 starts with lifetime earnings of $18,959. His granddam, Friends Included, was a winner at three years old, earning $33,600 during her racing career. She is also a half-sister to Grade 1 winner and multiple graded stakes placed filly Cash Included (LTE: $316,872).

Purchase & Acquisition

Following a thorough veterinary inspection, Tshiebwe was purchased at the 2022 Ocala Breeders’ Sale Spring Sale of Two-Year-Olds in Training sale for $475,000.

Boarding Arrangements; Development Timetable

Following the sale, Tshiebwe was shipped to WinStar Farm in Lexington, KY to begin training with Rodolphe Brissett. On June 25, 2022, Tshiebwe recorded his first official workout, breezing 4 furlongs in 49.20 seconds and has continued in his training without interruption.

On August 13, 2022, Tshiebwe made his maiden start at Churchill Downs in a $120,000 Maiden Special Weight running 6 furlongs on the main dirt track. Ridden by Breeders’ Cup winning jockey Florent Geroux, Tshiebwe was bumped at the start and raced back early on but moved up considerably late in the stretch to secure a fourth-place finish. His final ⅛ mile time of 12.84 seconds was the fastest in the field of 12. The effort earned him $6,000 and an Equibase speed figure of 61.

USE OF PROCEEDS – SERIES CONSTITUTION FILLY

We estimate that the gross proceeds of this Offering (including from Series Constitution Filly Units acquired by the Manager) will be $195,500 assuming the full amount of this Offering is sold. The following table shows how the expected use of the offering proceeds at both the minimum and maximum offering amounts:

	Minimum Offering		Maximum Offering
	Dollar Amount	Percentage of Gross Cash Proceeds	Dollar Amount	Percentage of Gross Cash Proceeds

Offering Proceeds	$48,850	100.00%	$195,500	100.00%

Uses of Funds
Cost of Thoroughbred Asset (1)	$19,200	39.00%	$76,800	39.04%

Expenses and Fees
Acquisition Expenses (2)	500	1.02%	2,000	1.02%
Offering Expenses (3)	2,525	5.17%	10,100	5.17%
Sourcing Fee (4)	2,880	5.90%	11,520	5.89%
Organizational Fee (5)	1,465	3.00%	5,858	3.00%
Brokerage Fee (6)	487	1.00%	1,949	1.00%
Total Expenses and Fees	$7,857	16.08%	$31,427	16.08%

TAA Donation (7)	$976	2.00%	$3,903	2.00%

Working Capital
Race Training Expenses (8)	$13,688	28.02%	$54,750	28.01%
Working Capital Contingency	2,713	5.55%	10,950	5.60%
Training Management Fee (9)	1,643	3.36%	6,570	3.36%
Insurance Premiums (10)	2,775	5.68%	11,100	5.68%
Total Working Capital	$20,818	42.62%	$83,370	42.64%

(1)

Represents a 7.5% ownership interest if the minimum offering proceeds are raised. Cost of Thoroughbred Asset includes the $75,000 purchase price plus reimbursement of the pro rata share of monthly care and boarding expenses from the date of purchase payable by the Manager for three months. Care and boarding expenses are estimated to total $2,000 per month.

(2)

Includes costs of due diligence investigation of a potential Series Asset, pre-purchase medical examinations, appraisal fees, auction-related expenses, and interest on funds borrowed to acquire a Series Asset, if any, prior to the completion of the Series Offering. Reimbursement of these expenses incurred by the Manager is limited to 1.02% of the offering proceeds.

(3)

The Manager has agreed to limit reimbursement of offering expenses equal to no more than 5.17% of offering proceeds. Typically, offering expenses include various filing fees and escrow, legal and accounting expenses.

(4)	Equals 15% of the Cost of the Thoroughbred Asset payable to the Manager for sourcing the opportunity and negotiating the terms of the acquisition.
(5)

Fee of up to 3.0% of the offering proceeds received from the offering of each series of units to reimburse the Manager for expenses incurred to set up the legal and financial framework and compliance infrastructure for the marketing and sale of offerings of each series of units.

(6)	The brokerage fee equals 1% of the amount raised in this Offering excluding any Units purchased by the Manager or its affiliates.
(7)	See “Other Information -- Thoroughbred Aftercare Alliance Donation.”
(8)	Represents the Company’s portion of estimated training and racing expenses of $5,500 per month for 24 months based on its ownership interest.
(9)	Represents 10% of the amount reserved for payment of training expenses and working capital contingency, to be paid as training expenses are incurred.
(10)	Represents the Company’s portion of premiums for racing and medical insurance coverage for 24 months based on the Thoroughbred’s estimated value.

On September 23, 2022, the Company acquired a 30% undivided interest in Constitution Filly from Medallion Racing (“Medallion”) for a purchase price of $75,000. The Purchase Agreement and Bill of Sale is attached as Exhibit 6.13 to the Offering Statement. The Company funded the purchase with a $75,000 loan from the Manager. The convertible promissory note issued by the Company to the Manager, which is attached as Exhibit 6.20 to the Offering Statement, provides that that principal amount of the loan is $75,000 plus the Company’s pro rata share of boarding, care, and training expenses for the Thoroughbred paid by the Manager through the date of the closing of the Series Offering. For example, if the Series Constitution Filly Offering is fully subscribed and closes four months after the Company acquired its interest, the principal amount of the Note would be approximately $77,400, based on the Company’s share of estimated boarding, care, and training expenses of $2,000 per month. The Note bears interest at the applicable federal rate for debts compounding annually, which is 3.05% for September 2022.

Upon payment of the cash from the offering proceeds to the Manager, the ownership interest in Constitution Filly will be owned by the Series and not subject to any liens or encumbrances. The Manager’s ownership interest in Series Constitution Filly will be inversely proportional to the percentage of the maximum offering proceeds raised. For example, if the Offering terminates after raising 80% of the maximum offering proceeds ($156,160), Series Constitution Filly would pay the Manager 80% of the purchase price ($60,000) plus 80% of training expenses for four months ($2,400), plus interest ($787) and acquire a 24% ownership interest in Constitution Filly. The Company would transfer the remaining 6% to the Manager to retire the Note. In lieu of taking an interest in the Thoroughbred, the Manager may elect to convert the unpaid balance of the Note into Units at the conversion price of $50.00 per Unit.

Upon each closing of the Offering, proceeds from the sale of the Units will be distributed to the account of the Series. The Series will use those proceeds to pay the amounts shown in the table above based on the percentage of maximum proceeds received at each closing.

Medallion will retain a 70% interest in Constitution Filly, who will race under the joint names of Medallion Racing, LLC and CMNWLTH. All income and expenses for Constitution Filly will be allocated based on each party’s respective ownership percentage. All decisions related to the Constitution Filly’s' training, racing and care will be made by mutual agreement after consultation between the Company and Medallion. See “Other Information – Co-Management Agreements.” Either co-owner may transfer all or part of its interest in Constitution Filly, subject to a right of first refusal of the other co-owner in accordance with the terms, conditions, and procedures set forth in the co-ownership agreement.

The allocation of the net proceeds of this Offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of offering proceeds based on the factors set forth above. If fewer than the maximum of 3,910 Series Constitution Filly Units are sold in connection with this Offering, the Manager may waive the fees to which it would otherwise be entitled and may not seek reimbursement for the full amount of acquisition and offering expenses.

DESCRIPTION OF CONSTITUTION FILLY

Information about Constitution Filly

Constitution Filly is a (currently) unnamed bay filly born in Kentucky on April 18, 2021, by Constitution out of Leigh Court, by Grand Slam.

To date, a veterinarian has taken radiographs and performed a scope, and both were reported within acceptable limits for purchase as a racing prospect.

Pedigree

Her sire, Constitution is the winner of the Grade 1 Florida Derby and Grade 1 Donn Handicap, Constitution earned $1.03M in just 8 career starts. He is the fastest son or daughter of Tapit to go two turns to date. In his first crop as a stallion, he sired a classic winner in Grade 1 winning Tiz the Law, placing him in the elite ranks of only 10 other stallions who, since 1995, have sired a classic winner in their first crop. In 2020 he was ranked #1 Second-Crop Sire and #1 Third-Crop Sire in 2021. Lifetime leading runners include Tiz the Law (LTE: $2.73 million), American Revolution (LTE: $944,000), We The People (LTE: $430, 250), and Independence Hall (LTE: $881,000).

Her mother, Leigh Court, was a multiple graded stakes winner, with lifetime earnings of $778,793 in 18 starts. This is her third foal, with the other two up and coming, making this a very active family. She is the half-sister to multiple graded stakes winners King of Sydney, Flying Scotsman, Bon Raison, and Barracks Road.

Purchase & Acquisition

Following a thorough veterinary inspection, Constitution Filly was purchased at the 2022 Keeneland September Yearling Sale.

Boarding Arrangements; Development Timetable

Following the sale, the Constitution Filly went to Taylor Made Farm where she will be allowed to let down and recover from the sale. Once she is ready, she will be sent to Florida to Two Springs Farm to begin her career as a racehorse. For a yearling, this will entail “breaking” (putting a saddle and rider on her), then taking her to a track with a pre-trainer. It will be assessed from there to which trainer she goes, based on her training and athletic abilities.

USE OF PROCEEDS – SERIES MEDAGLIA FILLY

We estimate that the gross proceeds of this Offering (including from Series Medaglia Filly Units acquired by the Manager) will be $201,150 assuming the full amount of this Offering is sold. The following table shows how the expected use of the offering proceeds at both the minimum and maximum offering amounts:

	Minimum Offering		Maximum Offering
	Dollar Amount	Percentage of Gross Cash Proceeds	Dollar Amount	Percentage of Gross Cash Proceeds

Offering Proceeds	$50,250	100.0%	$201,150	100.0%

Uses of Funds
Cost of Thoroughbred Asset (1)	$15,600	31.05%	$62,400	31.02%

Expenses and Fees
Acquisition Expenses (2)	500	1.00%	2,000	0.99%
Offering Expenses (3)	2,525	5.02%	10,100	5.02%
Sourcing Fee (4)	2,340	4.66%	9,360	4.61%
Organizational Fee (5)	1,506	3.00%	6,024	3.00%
Brokerage Fee (6)	501	1.00%	2,005	1.00%
Total Expenses and Fees	$7,372	14.66%	$29,489	14.84%

TAA Donation (7)	$1,005	2.0%	$4,021	2.0%

Working Capital
Race Training Expenses (8)	$18,250	36.32%	$73,000	36.29%
Working Capital Contingency	3,612	7.19%	14,600	7.26%
Training Management Fee (9)	2,190	4.36%	8,760	4.35%
Insurance Premiums (10)	2,220	4.42%	8,880	4.41%
Total Working Capital	$26,272	52.28%	$105,240	52.32%

(1)

Represents a 7.5% ownership interest if the minimum offering proceeds are raised. Cost of Thoroughbred Asset includes the $60,000 purchase price plus reimbursement of the pro rata share of monthly care and boarding expenses from the date of purchase payable by the Manager for three months. Care and boarding expenses are estimated to total $2,000 per month.

(2)

Includes costs of due diligence investigation of a potential Series Asset, pre-purchase medical examinations, appraisal fees, auction-related expenses, and interest on funds borrowed to acquire a Series Asset, if any, prior to the completion of the Series Offering. Reimbursement of these expenses incurred by the Manager is limited to 0.99% of the offering proceeds.

(3)

The Manager has agreed to limit reimbursement of offering expenses equal to no more than 5.02% of offering proceeds. Typically, offering expenses include various filing fees and escrow, legal and accounting expenses.

(4)	Equals 15% of the Cost of the Thoroughbred Asset payable to the Manager for sourcing the opportunity and negotiating the terms of the acquisition.
(5)

Fee of up to 3.0% of the offering proceeds received from the offering of each series of units to reimburse the Manager for expenses incurred to set up the legal and financial framework and compliance infrastructure for the marketing and sale of offerings of each series of units.

(6)	The brokerage fee equals 1% of the amount raised in this Offering excluding any Units purchased by the Manager or its affiliates.
(7)	See “Other Information – Thoroughbred Aftercare Alliance Donation.”
(8)	Represents the Company’s portion of estimated training and racing expenses of $5,500 per month for 24 months based on its ownership interest.
(9)	Represents 10% of the amount reserved for payment of training expenses and working capital contingency, to be paid as training expenses are incurred.
(10)	Represents the Company’s portion of premiums for racing and medical insurance coverage for 24 months based on the Thoroughbred’s estimated value.

On September 23, 2022, the Company acquired a 40% undivided interest in Medaglia Filly from Medallion Racing (“Medallion”) for a purchase price of $60.000. The Purchase Agreement and Bill of Sale is attached as Exhibit 6.14 to the Offering Statement. The Company funded the purchase with a $60,000 loan from the Manager. The convertible promissory note issued by the Company to the Manager, which is attached as Exhibit 6.20 to the Offering Statement, provides that that principal amount of the loan is $60,000 plus the Company’s pro rata share of boarding, care, and training expenses for the Thoroughbred paid by the Manager through the date of the closing of the Series Offering. For example, if the Series Medaglia Filly Offering is fully subscribed and closes four months after the Company acquired its interest, the principal amount of the Note would be approximately $63,200, based on the Company’s share of estimated boarding, care, and training expenses of $2,000 per month. The Note bears interest at the applicable federal rate for debts compounding annually, which is 3.05% for September 2022.

Upon payment of the cash from the offering proceeds to the Manager, the ownership interest in Medaglia Filly will be owned by the Series and not subject to any liens or encumbrances. The Manager’s ownership interest in Series Medaglia Filly will be inversely proportional to the percentage of the maximum offering proceeds raised. For example, if the Offering terminates after raising 80% of the maximum offering proceeds ($160,480), Series Medaglia Filly would pay the Manager 80% of the purchase price ($48,000) plus 80% of training expenses for four months ($3,200), plus interest ($643) and acquire a 32% ownership interest in Medaglia Filly. The Company would transfer the remaining 8% to the Manager to retire the Note. In lieu of taking an interest in the Thoroughbred, the Manager may elect to convert the unpaid balance of the Note into Units at the conversion price of $50.00 per Unit.

Upon each closing of the Offering, proceeds from the sale of the Units will be distributed to the account of the Series. The Series will use those proceeds to pay the amounts shown in the table above based on the percentage of maximum proceeds received at each closing.

Medallion will retain a 60% interest in Medaglia Filly, who will race under the joint names of Medallion Farms, LLC and CMNWLTH. All income and expenses for Medaglia Filly will be allocated based on each party’s respective ownership percentage. All decisions related to the Medaglia Filly’s' training, racing and care will be made by mutual agreement after consultation between the Company and Medallion. See “Other Information – Co-Management Agreements.” Either co-owner may transfer all or part of its interest in Medaglia Filly, subject to a right of first refusal of the other co-owner in accordance with the terms, conditions, and procedures set forth in the co-ownership agreement.

The allocation of the net proceeds of this Offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of offering proceeds based on the factors set forth above. If fewer than the maximum of 4,012 Series Medaglia Filly Units are sold in connection with this Offering, the Manager may waive the fees to which it would otherwise be entitled and may not seek reimbursement for the full amount of acquisition and offering expenses.

DESCRIPTION OF MEDAGLIA FILLY

Information about Medaglia Filly:

Medaglia Filly is a (currently) unnamed bay filly born in Kentucky on April 26, 2021 by Medaglia D’Oro out of Spring Party, by Smart Strike.

To date, a veterinarian has taken radiographs and performed a scope, and both were reported within acceptable limits for purchase as a racing prospect.

Pedigree

Her sire, Medaglia D’Oro is a Black-type winner of $5,754,720, notably, the Grade 1 Travers’ Stakes at Saratoga. He is among the global leading sires, siring 15 crops of racing age, earning himself 2348 foals, 1646 starters, 166 black-type winners, earning his progeny a total of $177,801,839 to date. He has sired seven champions, including the Grade 1 winning Songbird who had lifetime earnings of $4,692,000, and who sold at Fasig Tipton’s Night of the Stars for 9.5 million dollars as a broodmare.

Her mother, Spring Party, is a black-type winner herself, with lifetime earnings of $202,077 in 21 starts. She is by one of best broodmare sires to date, Smart Strike, and her female family is one of Godolphin’s foundation broodmares. She is the half-sister to Baffled, another champion broodmare. She herself has produced a Grade 3 winner, Marzo, who is the full brother to this filly. From the family of Boynton, Constitution, Surfer, Emcee, and Jacaranda, this filly has residual value as a broodmare prospect.

Purchase & Acquisition

Following a thorough veterinary inspection, Medaglia Filly was purchased at the 2022 Keeneland September Yearling Sale.

Boarding Arrangements; Development Timetable

Following the sale, Medaglia Filly went to Taylor Made Farm where she will be allowed to let down and recover from the sale. Once she is ready, she will be sent to Florida to Two Springs Farm to begin her career as a racehorse. For a yearling, this will entail “breaking” (putting a saddle and rider on her), then taking her to a track with a pre-trainer. It will be assessed from there to which trainer she goes, based on her training and athletic abilities.

PLAN OF DISTRIBUTION AND SUBSCRIPTION PROCEDURE

Plan of Distribution

The Manager of the Company is Commonwealth Markets Inc., a Delaware corporation incorporated in 2019. The Manager also owns and operates a mobile app-based investment platform called the Commonwealth Platform through which investors may indirectly invest, through a series of the Company’s units, in Thoroughbred opportunities that have been historically difficult to access for many market participants. Through the use of the Commonwealth Platform, investors can browse and screen the potential investments and sign legal documents electronically. We intend to distribute the Units exclusively through the Commonwealth Platform. Neither Commonwealth Markets Inc. nor any other affiliated entity involved in the offer and sale of the Units is a member firm of the Financial Industry Regulatory Authority, Inc., or FINRA, and no person associated with us will be deemed to be a broker solely by reason of his or her participation in the sale of the Units.

Each Offering of Units is being conducted under Regulation A under the Securities Act and therefore, the Units are only offered and sold to “qualified purchasers.” In addition, purchasers of Units must be eligible to own interests in racehorses under the rules of racing commissions in North America. For further details on the suitability requirements an Investor must meet in order to participate in this Offering, see “Investor Eligibility Standards,” below. As a Tier 2 offering pursuant to Regulation A, this offering will be exempt from review under state securities laws, subject to meeting certain state filing requirements and complying with certain antifraud provisions, to the extent that our Units are offered and sold only to “qualified purchasers” or at a time when our Units are listed on a national securities exchange. We anticipate that sales of securities will only be made in states where the Broker is registered.

The initial offering price per Unit of each Series was determined by the Manager based on the sum of the following estimated costs, in each case as described below: (i) the purchase price of the Thoroughbred Asset, (ii) the Brokerage Fee, (iii) Offering Expenses, (iv) the Organizational Fee, (v) the Sourcing Fee, (vi) the Management Fee, and (vii) anticipated post-offering Operating Expenses.

The Closing of an Offering of Units will take place on the earliest to occur of (i) the date subscriptions for the maximum number of Units of such Offering have been accepted or (ii) a date determined by the Manager in its sole discretion, provided that subscriptions for the minimum number of Units of such Offering have been accepted. If Closing has not occurred, the Offering will terminate on (i) the date one year after the date this Offering Circular is qualified by the SEC, which period may be extended by an additional six months by the Manager in its sole discretion, or (ii) any date on which the Manager elects to terminate the offering in its sole discretion. Units are being offered by subscription only in the U.S. and to residents of those states in which the offer and sale is not prohibited. This Offering Circular does not constitute an offer or sale of Units outside of the United States.

Due to racehorse owner licensing requirements of state racing commissions, the Manager reserves the right to terminate an Offering if 35 or fewer persons subscribe for the Units of the Series. See “Eligibility for Registration as a Racehorse Owner,” below.

Those persons who want to invest in the Units must sign a Subscription Agreement, which will contain representations, warranties, covenants, and conditions customary for private placement investments in limited liability companies. See “How to Subscribe” below for further details. A copy of the form of Subscription Agreement is attached as Exhibit 4.1 to the Offering Statement.

Units will be issued in book-entry form without certificates. ClearTrust LLC will serve as transfer agent and registrar to maintain Unit Holder records on a book-entry basis.

In general, the Manager, and not the Company, will pay all of the expenses incurred in offering the Company’s units of membership interest that are not covered by the Brokerage Fee, the Sourcing Fee, the Management Fee, the Organizational Fee, Offering Expenses or Acquisition Expenses, including fees of legal counsel, but excluding fees for counsel or other advisors to the Investors and fees associated with the filing of periodic reports with the SEC and future filings with state securities departments, as applicable. For each Offering, the Manager has agreed to limit reimbursement of Offering Expenses to no more than 10% of the proceeds raised in each Offering. Any investor desiring to engage separate legal counsel or other professional advisors in connection with this Offering will be responsible for the fees and costs of such separate representation.

Minimum and Maximum Investment

The minimum subscription an Investor can make in this Offering is for one (1) Unit. No Investor may acquire Units in a Series that would represent a 3% or more interest in the Thoroughbred that would require the investor to be individually licensed as a racehorse owner.

Investor Eligibility Standards

The Units are being offered and sold only to “qualified purchasers,” as defined in Regulation A. “Qualified purchasers” include:

●	“Accredited Investors” as defined by Rule 501(a) of Regulation D and
●

any other investor so long as that person’s investment in the Company (including Units of each of the Company’s Series offered under Regulation A) does not represent more than 10% of the greater of the investor’s annual income or net worth (for natural persons), or 10% of the greater of the investor’s annual revenue or net assets at fiscal year-end (for non-natural persons).

In addition, a purchaser must be eligible to own an interest in a racehorse under the rules of the racing commission of each North American jurisdiction. See “Eligibility for Registration as a Racehorse Owner,” below.

We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A or is ineligible to own an interest in a racehorse under the rules of the racing commission of any North American jurisdiction.

To qualify as an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor who is a natural person must:

(1)

have an individual net worth, or joint net worth with the person’s spouse or spousal equivalent, that exceeds $1,000,000 at the time of the purchase. For this purpose, net worth excludes the value of the person’s primary residence and the mortgage on that primary residence (to the extent not underwater), but includes the amount of debt that exceeds the value of that residence and including any increase in debt on that residence within the prior 60 days, other than as a result of the acquisition of that primary residence; or

(2)

have earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse or spousal equivalent exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year; or

(3)

hold one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65).

If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details. For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles.

The Units will not be offered or sold to prospective investors subject to the Employee Retirement Income Security Act of 1974 and regulations thereunder, as amended (“ERISA”).

If you live outside the United States, it is your responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase, including obtaining required governmental or other consent and observing any other required legal or other formalities.

Our Manager and Dalmore, in its capacity as broker of record for this Offering, will be permitted to determine whether the subscribers of Units in this offering are qualified purchasers in reliance on the information and representations provided by the subscriber regarding the subscriber’s financial situation. Before making any representation that your investment does not exceed applicable federal thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to http://www.investor.gov.

An investment in our Units involves significant risks. Only investors who can bear both the economic risk of the investment indefinitely and the possible loss of their entire investment should invest in the Units. See “Risk Factors.”

Eligibility for Registration as a Racehorse Owner

State licensure requirements for racehorse owners vary. The New York Racing Commission, which has the most stringent licensure requirements, requires any person who owns, directly or indirectly, an ownership interest of 3% in a Thoroughbred owned by 35 owners or more must be licensed to race on a New York racetrack. If there are fewer than 35 owners of a Thoroughbred, then the New York Racing Commission requires that all the owners must be licensed.

The subscription agreement that prospective investors must complete requires them to certify that they are eligible to be licensed as a Thoroughbred racehorse owner and are not the subject of any pending disciplinary or legal proceedings that may result in ineligibility for licensure. The Company intends to set its maximum subscription amount to be below the threshold for any investor to be required to be licensed. However, if there are fewer than 35 prospective subscribers for a Series, or if a prospective subscriber subscribes for a number of Units that would result in an ownership percentage in the Thoroughbred(s) owned by the Series requiring licensure by any racing jurisdiction, each prospective subscriber will be required to provide background information sufficient to permit the Manager to assess the prospective subscriber’s ability to be licensed under the applicable regulations of the racing commissions of the various states. State racing commissions often demand shareholder background information as a condition to licensing a Thoroughbred owned by a corporation or limited liability company. This information includes, among other things:

●	Horse race licensing history, including any denial, suspension, or revocation of a license;
●	Past disciplinary actions in connection with horse racing;
●	Past convictions and pending criminal proceedings;
●	Outstanding civil judgments;
●	Current ownership of racehorses; and
●	Relationships with racing regulators and track officials.

The Manager reserves the right, in its discretion, to reject the subscription of any person whom the Manager believes may be ineligible to hold an owner’s license.

Broker

Dalmore Group, LLC (“Dalmore” or “Broker”), will manage the sale of the Units as an executing broker pursuant to a Broker Dealer Services Agreement effective as of October 20, 2020 (the “Brokerage Agreement”) and will serve as broker of record for the Company’s Regulation A offerings, process transactions by subscribers to the Offering and provide investor qualification services (such as Know Your Customer and Anti Money Laundering checks). Dalmore is a broker-dealer registered with the SEC and a member of the FINRA and the SIPC and will be registered in each state where the Offering and sale of the Series of Unit will occur, prior to the launch of the Offering. Dalmore will not solicit any investors on our behalf or act as underwriter. Instead, Dalmore’s role in the offering is limited to processing transactions of potential investors and providing investor qualification services. For its services, Dalmore will receive a brokerage fee equal to 1.0% plus a one-time consulting fee of $10,000 upon the issuance of a no objection letter by FINRA and SEC qualification. Dalmore will not purchase any Units and, therefore, will not be eligible to receive any discounts, commissions or any underwriting or finder’s fees in connection with the Offering. Dalmore will also receive a one-time advance payment of $5,000 for out-of-pocket expenses, which will be refunded to the extent it is not used. Dalmore will monitor all compensation, from any source, and will ensure that its total compensation for each Offering, and all subsequent Offerings, does not exceed 8% of the total offering proceeds, in the aggregate.

The Brokerage Agreement has an initial term of twelve months and renews automatically, but either party may elect not to renew the agreement by giving written notice to the other party at least 60 days before the current term expires. The Brokerage Agreement may also be terminated if either party breaches a material terms, becomes bankrupt or insolvent, and certain other events. The Brokerage Agreement includes mutual indemnification covenants in which each party agrees to indemnify the other party, its affiliates, and their representatives and agents against losses resulting from or arising out of any legal proceedings to the extent they are based upon a breach of this Agreement by, the wrongful acts or omissions of, the indemnified party. The Company also agrees to indemnify Dalmore against losses resulting from the Offering. A copy of the Brokerage Agreement is attached to the Offering Statement as Exhibit 6.5.

Escrow Agent

North Capital Private Securities Corporation will serve as Escrow Agent for the Offering under the terms of an escrow agreement among Dalmore as broker of record, North Capital as the Escrow Agent, and the Company on behalf of the Series (the “Escrow Agreement”). Copies of the Escrow Agreements for each Series are attached to the Offering Statement as Exhibits 8.1-8.10. The escrow fee is $500 per Series, plus $100 for each amendment and for each closing of a Series offering. Each series will generally be responsible for fees due to the Escrow Agent, which are categorized as part of the Offering Expenses described in the “Fees and Expenses” section below.

The Company must indemnify the Escrow Agent and each of its officers, directors, employees, and agents against any losses that are incurred in connection with providing the services under the Escrow Agreement other than losses that arise out of the Escrow Agent’s gross negligence or willful misconduct.

In addition, our Manager pays North Capital Investment Technology, the parent company of the Escrow Agent, a monthly administrative fee of $500 for technology tools to facilitate the offering of securities. Our manager has paid North Capital Investment Technology a one-time installation and setup fee of $2,500.

Additional Information Regarding this Offering Circular

We have not authorized anyone to provide you with information other than as set forth in this Offering Circular. Except as otherwise indicated, all information contained in this Offering Circular is given as of the date of this Offering Circular. Neither the delivery of this Offering Circular nor any sale made hereunder shall under any circumstances create any implication that there has been no change in our affairs since the date hereof.

From time to time, we may provide an “Offering Circular Supplement” that may add, update, or change information contained in this Offering Circular. Any statement that we make in this Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent Offering Circular Supplement. The Offering Statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular. You should read this Offering Circular and the related exhibits filed with the SEC and any Offering Circular Supplement together with additional information contained in our annual reports, semiannual reports and other reports and information statements that we will file periodically with SEC.

The Offering Statement and all supplements and reports that we have filed or will file in the future can be read on the SEC website at www.sec.gov. They will also be available on the section for the Thoroughbred for each Series on the Commonwealth Platform at www.joincommonwealth.com. The contents of the Commonwealth Platform (other than the Offering Statement, this Offering Circular and the Appendices and Exhibits to them) are not incorporated by reference in or otherwise a part of this Offering Circular.

How to Subscribe

Potential Investors who are “qualified purchasers” may subscribe to purchase Units of a Series. Any potential Investor wishing to acquire Units must:

(1)

First, either download the “CMNWLTH” mobile app on a mobile device by following a link on the Company’s website or invest directly on www.joincommonwealth.com. Before investing, you must create an account and answer four questions about your accredited or non-accredited status and prior ownership of racehorses. You will then receive an email acknowledging your account.

(2)

Before subscribing for Units, you must first open an account with the broker Dalmore, providing name, address, social security number, and other customary background information. You must also complete a suitability questionnaire describing financial and investment experience and authenticate electronic payment information.

(3)

Carefully read this Offering Circular, and any current supplement, as well as any documents described in the Offering Circular and attached to it or which you have requested. The home page of the app has separate links to the Offering Circular, Operating Agreement, Subscription Agreement, and regulatory disclosures as well as information about the Thoroughbred asset to be acquired by each series offering its units.

(4)	Consult with your tax, legal and financial advisors to determine whether an investment in the Units is suitable for you.

(5)

Review and complete the Subscription Agreement, including the “Offering Disclosure” attached as an exhibit to the Subscription Agreement, and digitally sign the completed Subscription Agreement using electronic signature. Except as otherwise required by law, subscriptions may not be withdrawn or cancelled by subscribers.

(6)

Once the completed Subscription Agreement is signed, an integrated online payment provider will transfer funds in an amount equal to the purchase price for the Units you have applied to subscribe for (as set out on the front page of your Subscription Agreement) into the escrow account for the series. Payment will only be accepted by means of electronic transfer via wire or ACH payment, or by debit or credit card. Checks will not be accepted. The Escrow Agent will hold such subscription monies in escrow until such time as your Subscription Agreement is either accepted or rejected by the Manager and, if accepted, such further time until the Offering closes and Units are issued to you.

(7)

The Manager and Dalmore will review the subscription documentation completed and signed by you. You may be asked to provide additional information. The Manager or Dalmore will contact you directly if required. We reserve the right to reject any subscriptions, in whole or in part, for any or no reason, and to withdraw the Offering at any time prior to Closing.

(8)

Once the review is complete, the Manager will inform you whether or not your application to subscribe for Units is approved or denied and if approved, the number of Units you are entitled to subscribe for. If your subscription is rejected in whole or in part, then your subscription payments (being the entire amount if your application is rejected in whole or the payments associated with those subscriptions rejected in part) will be refunded promptly, without interest or deduction. The Manager accepts subscriptions on a first come, first served basis, subject to the right to reject or reduce subscriptions.

(9)

If all or a part of your subscription is approved, then the number of Units you are entitled to subscribe for will be issued to you upon the Closing. Simultaneously with the issuance of your Units, the subscription monies held by the Escrow Agent in escrow on your behalf will be transferred to the account of the Series as consideration for such Units.

By executing the Subscription Agreement, you agree to be bound by the terms of the Subscription Agreement and the Company’s Operating Agreement. The Company, the Manager and Dalmore will rely on the information you provide in the Subscription Agreement, including the “Offering Disclosure” attached thereto and the supplemental information you provide in order for the Manager and Dalmore to verify your status as a “qualified purchaser.” If any information about your “qualified purchaser” status changes prior to you being issued Units, please notify the Manager immediately using the contact details set out in the Subscription Agreement.

For further information on the subscription process, please contact the Manager using the contact details set out in the “Where to Find Additional Information” section.

The subscription funds advanced by prospective Investors as part of the subscription process will be held in a non-interest-bearing account with the Escrow Agent and will not be commingled with the operating account of any Series, until if, and when there is a Closing with respect to that Investor. When the Escrow Agent has received instructions from the Manager that the Offering will close and the Investor’s subscription is to be accepted (either in whole or part), then the Escrow Agent will disburse the Investor’s subscription proceeds in its possession to the account of the Series. If the Offering is terminated without a Closing, or if a prospective Investor’s subscription is not accepted or is cut back due to oversubscription or otherwise, the amounts deposited into escrow by prospective Investors will be returned promptly to them without interest or deductions. Any costs and expenses associated with a terminated offering will be borne by the Manager.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND OPERATING RESULTS

Commonwealth Thoroughbreds LLC is a Delaware series limited liability company formed on June 12, 2019. The Company’s manager is Commonwealth Markets Inc., a Delaware corporation. The Company aims to provide horse racing enthusiasts with the opportunity for greater involvement in the sport by enabling them to acquire a diversified portfolio of equity interests in Thoroughbreds and equine assets through the Commonwealth Platform, our website and related proprietary application. As of the date of this Annual Report, the Company was offering units in two Series, but has not yet completed an offering and neither Series has admitted investors and acquired equine assets.

Our principal objective will be to acquire interests in Thoroughbreds with the pedigree, conformation, and athletic potential to compete successfully, thereby creating opportunities to generate revenue, provide long and short-term capital appreciation, and ultimately distribute Series Revenue to equity investors in the series that hold the underlying equine assets. “Series Revenue” means the cash received by the Series from racing, breeding, and asset sale activities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the financial statements and accompanying footnotes included in this Offering Circular. See “Index to Financial Statements.”

Operating Results

For the six months ended June 30, 2021 and 2022.

The Company Revenues are generated at the Series level. During the six-month periods ended June 30, 2022 and 2021, the Company generated $1,199,200 and $0 in revenues, respectively.

Race earnings in 2022 were attributed to:

Series Name	Underlying Asset	Race Earnings
Series I Got A Gal	I Got A Gal	$ 6,441
Series Steinbeck (1)	Steinbeck	1,177
Series Country Grammer	Country Grammer	1,150,475
Series We The People	We The People	33,025
Series Swing Shift	Swing Shift	8,082
Total		$ 1,199,200

(1) Does not include a loss of $1,302 sustained when Steinbeck was sold in a $30,000 claiming race.

The Company incurs legal, accounting and compliance expenses to set up the legal and financial framework and compliance infrastructure for the marketing and sale of the offerings by its Series. During the six-month periods ended June 30, 2022 and 2021, these organizational expenses totaled $48,229 and $128,416, respectively. These organizational expenses were recorded as operating expenses by the Company and as a corresponding capital contribution by the Manager. The Manager will be entitled to receive an organizational fee equal to 3.0% of the proceeds received from the initial offering of each Series of Units as reimbursement for organizational expenses.

The Company also incurs training and racing management, general and administrative, loss on disposal of thoroughbred assets and depreciation expenses. In general, training and racehorse management expenses represent the pro rata portion of the Series Thoroughbred’s training, boarding, healthcare, travel and insurance expenses that each Series pays to our racing stable co-manager, based on the Series’ ownership interest. During the six-month periods ended June 30, 2022 and 2021, training and racehorse management expenses totaled $63,413 and 34,325, respectively. General and administrative expenses totaled 1,302 and $3,411, respectively. Loss on disposal of Thoroughbred assets totaled $1,302 and $0, respectively. Depreciation expenses totaled $23,264 and $7,012, respectively.

As a result of operations, the Company generated net income of $956,140 for the six months ended June 30, 2022 after incurring a net loss of $173,625 during the corresponding period of 2021.

For the years ended December 31, 2021 and 2020

During the fiscal year ended December 31, 2021, eight Series of the Company were qualified under the Offering Statements. Of these, Series Country Grammer, Series I Got A Gal, Series Pine Valley, and Series Steinbeck held closings in 2021. Series Steinbeck’s only asset, Steinbeck, was subsequently claimed in a claiming race and sold for the $30,000 claiming price. The Company realized racing revenue from the Thoroughbred Biko, which was claimed in a claiming race before the Series Biko offering held an initial closing. As a result, the Series Biko offering was terminated without issuing any units or admitting any subscribers.

Revenues are generated at the Series level. During the fiscal years ended December 31, 2021 and December 31, 2020, the Company generated $23,830 and $0 in revenues, respectively.

Race earnings in 2021 were attributed to:

Series Name	Underlying Asset	Race Earnings
Series I Got A Gal	I Got A Gal	$ 14,636
(1)	Biko	7,102
Series Steinbeck	Steinbeck	1,177
Series Pine Valley	Pine Valley	915
Total		$ 23,830

(1)

The Thoroughbred Biko, in which the Company held a 75% ownership, was claimed in a claiming race before the Series Biko offering sold any units, admitted any subscribers, or could purchase the interest from the Company.

The Company incurred legal, accounting and compliance expenses to set up the legal and financial framework and compliance infrastructure for the marketing and sale of the Series and all subsequent offerings. During the fiscal years ended December 31, 2021 and 2020, these organizational expenses totaled $226,477 and $87,883, respectively. These organizational expenses were recorded as operating expenses by the Company and as a corresponding capital contribution by the Manager. The Manager will be entitled to receive an organizational fee equal to 3.0% of the proceeds received from the initial offering of each Series of Units as reimbursement for organizational expenses until the Manager has been reimbursed in full.

The Company also incurred racehorse management, general and administrative, loss on disposal of thoroughbred assets and depreciation expenses. During the fiscal years ended December 31, 2021 and 2020, racehorse management expenses totaled $85,018 and $35,637, respectively. General and administrative expenses totaled $7,101 and $4,201, respectively. Loss on disposal of thoroughbred assets totaled $21,216 and $0, respectively. Depreciation expenses totaled $38,935 and $10,393, respectively.

As a result of operations, the Company incurred net losses in the fiscal years ended December 31, 2021 and 2020 of $356,629 and $138,610, respectively.

Liquidity and Capital Resources

As of June 30, 2022, the Company had $1,570,605 in cash, and current financial liabilities including $52,753 of accounts payable, $2,184 of accrued interest, accrued income taxes $350,000, accrued distributions of $9,773, and $3,833 of notes payable. As of December 31, 2021, the Company had $112,069 in cash, and current financial liabilities including accounts payable of $41,753, a $48,335 note payable and $1,335 of associated accrued interest.

From inception, the Company has financed its own business activities and those on behalf of its Series through capital contributions from the Manager or its affiliates. The Company and each Series expect to continue to have access to ample capital financing from the Manager going forward. Until such time as the Series have the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Units in any individual Series.

Each Series will repay any loans used to acquire its underlying asset, plus accrued interest, with proceeds generated from the closing of the offering of the Series. No Series will have any obligation to repay a loan incurred by the Company to purchase an underlying asset for another Series.

Plan of Operations

The Company plans to launch additional offerings, the proceeds from which will be used to acquire additional Thoroughbred assets. In doing so, the Company intends to continue its relationships with WinStar, Exline, and other racing operations. A substantial portion of the proceeds from each Offering will be used to establish reserves to cover boarding, training, medical and other operating expenses until such time as the series would be able to generate racing revenue sufficient to cover these ongoing operations. For additional information regarding the payment of Operating Expenses, see “Business – Operating Expenses.”

The Company also intends to continue engaging in racing, sales, and breeding activities, the commencement of which will depend on the stage of development and training of Thoroughbreds when they are acquired. We intend these activities will generate revenues for each Series to cover, in whole or in part, the ongoing post-closing operating expenses of the Series. However, a Thoroughbred racing and breeding business is subject to numerous risks, and there can be no assurance that the Thoroughbred assets of any series will produce sufficient revenue to cover its operating expenses, much less fund distributions to its Unit holders. See “Cautionary Statement Regarding Forward-Looking Statements.”

Trend Information

For a description of the Thoroughbred industry, including trends that could affect the financial condition and operations of each series of the Company, see “Thoroughbred Industry.”

DESCRIPTION OF THE BUSINESS

Overview

As described in greater detail in the “Thoroughbred Industry” section, the racing sector of the horse industry, which includes the Thoroughbred industry, had an estimated impact on the United States economy of $36.6 billion in 2017. Historically, participation in racing and breeding Thoroughbreds has been largely limited to wealthy individuals, due to the substantial financial investment required.

The Company aims to provide horse racing enthusiasts with the opportunity for greater involvement in the sport by enabling them to acquire a diversified portfolio of equity interests in Thoroughbreds and equine assets through the Commonwealth Platform.

Our principal objective will be to acquire and manage Thoroughbreds with the pedigree, conformation, and athletic potential to compete successfully, thereby creating opportunities to generate revenue, provide long and short-term capital appreciation, and ultimately distribute Series Revenue to equity Investors in the underlying equine assets. “Series Revenue” means the cash received by the Series from racing, breeding, and asset sale activities. The Manager may maintain Series Revenue funds in a deposit account or an investment account for the benefit of the Series.

The Company aims to make ownership opportunities in Thoroughbred racing available to a significantly larger number of participants than was previously possible. Breeders, racetracks, and professionals in the Thoroughbred racing industry will benefit from greater public interest and participation in horse racing, leading to more races, higher betting handle and purses, and greater attendance. Thoroughbred breeders and owners will benefit from greater liquidity, and potentially lower transaction costs and greater transparency, as compared to traditional methods of conducting Thoroughbred asset transactions.

While the Manager may pursue opportunities from any sector of the Thoroughbred racing and breeding business and may acquire interests in Thoroughbreds of any pedigree or racing level, it intends to concentrate on the upper echelon (allowance and stakes races) within the sport. The Company will seek to acquire Thoroughbreds that can race competitively in allowance and stakes races, as well as interests in stallions and broodmares that have the lineage to produce foals that can compete at the allowance and stakes level. The Company may own Thoroughbreds wholly or in conjunction with others.

The Company intends to conduct Thoroughbred racing, breeding, pinhooking, sales and other activities through separate Series. The Units represent an investment in a Series of the Company and thus indirectly in the underlying Thoroughbred Assets of the Series. They do not represent an investment in the Company or the Manager.

In all instances, the Manager will endeavor to manage the Thoroughbreds of each Series in a manner intended to maximize both the earnings capability and value of the Thoroughbred, and the financial return to the Series. Investors may invest in one or more Series, enabling them to participate more directly in the sport and diversify risk by holding fractional interests in several racing Thoroughbreds or other equine-related assets. We expect that the operations of the Company, including the issuance of additional series and their acquisition of additional assets, may also benefit investors by enabling the Series to gain access to experienced trainers with successful records and benefit from economies of scale with respect to certain operational costs.

The Manager intends to use the proceeds from the sale of Units of each Series to acquire ownership interests in Thoroughbreds with the potential, based on lineage, to race competitively. The Manager may acquire yearlings and juveniles, who will need up to 18 months to develop and mature before they can generate revenue from racing. The Manager will oversee the development, training, and early racing career of the Thoroughbreds acquired by its Series in accordance with each Series’ Management Services Agreement and the Company’s Operating Agreement. The Manager may also acquire Thoroughbreds that are in training or actively racing and can earn revenue without a lengthy development period. In addition, the Manager may employ supplemental strategies to generate distributable Series Revenue for investors, including:

●	Buying weanlings or yearlings for resale as yearlings or two-year-olds, a practice known as “pinhooking,”
●	Acquiring stallion shares, and
●	Acquiring interests in breeding programs.

Commonwealth Thoroughbreds is intended not only to be an investment platform, but also a vehicle to experience the lifestyle and culture of Thoroughbred ownership by offering investors opportunities to enjoy the benefits made available to owners at racetracks. Depending on the level of ownership in Commonwealth Thoroughbred Series, these benefits may include, among other things:

●	Stable visits to meet your horse and trainer;
●	Access to restricted areas of the track for licensed owners (primarily the paddock and the backside);
●	Access to all Company suites, events, and after-race parties where investors can watch their Thoroughbred race and enjoy the company of other investors and team members;
●	Invitations to the winner’s circle;
●	Owner’s license privileges in certain states; and
●	Concierge-like services provided to participants in stakes races, including complimentary food and drink, seating and other perquisites should the Series have horses competing at that exclusive level.

The Commonwealth Platform

The Manager owns and operates the Commonwealth Platform, through which horseracing enthusiasts may indirectly invest, through a series of our membership units, in Thoroughbred assets that historically have required substantial financial resources to own. Investors will be able to use the Commonwealth Platform to browse and screen the potential investments and sign legal documents electronically. We intend to distribute the Units of the Company’s Series exclusively through the Commonwealth Platform.

We aim to use the Commonwealth Platform to:

●	Democratize the ownership of Thoroughbred racehorses and allow more fans to experience the excitement, perks, and benefits of ownership of top-tier competitors at a fraction of the historical cost;
●	Provide users with a premium, highly curated, engaging experience through opportunities to interact with the Thoroughbred, trainers, and jockeys and as well as exclusive on-track experiences;
●	Increase interest in horse racing generally, and provide an opportunity to share in a portion of the financial gains that the ownership of Thoroughbreds and equine assets can create;

●

Provide access to a broader range of equine assets for investment and opportunities for portfolio diversification and potentially greater liquidity for their Units (although there can be no guarantee that a secondary market will ever develop or that appropriate registrations to permit such secondary trading will ever be obtained); and

●

Provide purchasers and sellers with greater market transparency and insights, lower transaction costs, potentially greater liquidity, a seamless and convenient acquisition process, portfolio diversification and the ability to retain minority equity positions in assets via the retention of equity units in offerings conducted through the Commonwealth Platform.

Through the Commonwealth Platform, investors can view a detailed profile of each series of units. Within the Commonwealth Platform experience, investors can also view:

●	Investors’ amount of investment in each series of units;
●	Written overview of each horse’s family;
●	Full pedigree of each horse, with insights;
●	Photo and video gallery;
●

Detailed write up on each horse that outlines why Commonwealth and its partners selected the horse, why we believe it has the potential to be a successful racehorse and any other information that helps an investor make an informed decision. This section may also contain comments from bloodstock agents, trainers, and other industry professionals;

●	Offering details of each series of units; and
●	Offering Statement, including the Offering Circular, its exhibits, and appendices.

The process for subscribing for Units through the Commonwealth Platform is described earlier under “Plan of Distribution and Subscription Procedure – How to Subscribe.”

The Manager

The Operating Agreement designates the Manager as the managing member of the Company and each series of its units. The Manager will generally not be entitled to vote on matters submitted to the unit holders. The Manager will not have any distribution, redemption, conversion, or liquidation rights of any series by virtue of its status as the Manager.

The Operating Agreement further provides that the Manager, in exercising its rights in its capacity as the managing member, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Company, any series of units or any of the unit holders and will not be subject to any different standards imposed by the Operating Agreement, the LLC Act or under any other law, rule or regulation or in equity. In addition, the Operating Agreement provides that the Manager will not have any duty (including any fiduciary duty) to the Company, any series or any of the unit holders.

If the Manager resigns as managing member of the Company, the holders of a majority of all units of the Company may elect a successor managing member. Holders of units in each series of the Company have the right to remove the Manager as manager of the Company, by a vote of two-thirds of the holders of all units in each series of the Company (excluding the Manager) if the Manager is found by a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with a series of units or the Company. If so convicted, the Manager must call a meeting of all the holders of every series of the Company’s units within 30 calendar days after the non-appealable judgment at which the holders may vote to remove the Manager as manager of the Company and each series. If the Manager fails to call such a meeting, any unit holder will have the authority to call such a meeting. If removed, the Manager will be entitled to receive all amounts that have accrued and are due and payable to it. If the holders vote to terminate and dissolve the Company (and therefore the series), the liquidation provisions of the Operating Agreement will apply (as described in “Description of the Units Offered – Liquidation Rights”). If the Manager is removed as manager of the Company, it will also immediately cease to be manager of any series.

The Manager and Company executives have relationships with executives and high-ranking individuals at the Thoroughbred industry’s most well-known breeding farms including: WinStar Farm, Claiborne, Spendthrift, Stonestreet, Lane’s End, Calumet, and Hill ‘n’ Dale.

The Manager and Company executives are focused on building and sustaining relationships with industry leading bloodstock agents. Currently, the Company has relationships with bloodstock agents known for selecting top race prospects including Kentucky Derby winners, Breeder’s Cup winners and Graded Stakes winners.

See “Management” for additional information regarding the Manager.

Advisors

The Company has a network of expert advisors who can support the Company in acquisition of Thoroughbreds, valuations, negotiations, training and racing schedules, and breeding matters. Advisors’ role will be to support the Company and the Manager and be available to provide guidance to the Manager with respect to strategy, material transactions; appropriate levels of annual insurance costs and other operating expenses specific to each Thoroughbred asset; and the selection of trainers, bloodstock agents, veterinarians, and other service providers to be appointed by the Manager in respect of Thoroughbred assets. The Manager expects to seek advice and support in the following areas:

Bloodstock Selection: Advisors may review and comment on bloodstock recommendations made by bloodstock agents at public auctions, breeding farms and purchases from other syndication groups.

Racing Management: Advisors may recommend trainers, review racing plans, and make recommendations to further strengthen our racing strategies.

Breeding & Sales: Advisors may provide recommendations when considering the sale of horses for breeding purposes or when entertaining offers to buy horses during the horses’ racing career.

Industry Relationships: Advisors may assist in creating and developing strategic industry partnerships that benefit the Company and promote our interests. (e.g., racetrack partnerships, industry media, breeding farms and bloodstock agents).

Investment, Regulatory and Finance: Advisors may provide advice with regard to navigating and optimizing the regulatory and financial markets to best position the Company and any subsidiaries for success.

Advisors will not be managers or officers of the Company or any Series and will not have fiduciary or other duties to the Unit Holders of any Series.

Asset Selection and Acquisition

We plan to work with qualified bloodstock agents, owners, breeders, trainers, and partners to identify and acquire a range of assets including yearlings, two-year-olds and Thoroughbreds of racing age. Target acquisition costs will fall between $70,000 and $500,000 for all or a fractional ownership interest. We will select Thoroughbreds from top-tier auctions, private ownership and breeding farms based on pedigree, conformation and, for horses two years old and older, when available, under tack workout or breeze times and race results.

Selection criteria include:

Pedigree. Pedigree is a strong determinant of future success on the track and future commercial values for breeding. Preference will be given to horses with proven pedigrees, where both the sire, dam and siblings of the horse have successful records (past racing performances of merit) on the racetrack and in the breeding shed. The Manager will track current market trends to identify top stallions and top broodmare sires and will look to align these pedigree crosses (or “nicks” as they are often referred to in the bloodstock world) whenever possible.

Conformation. Many factors determine a horse’s ability, including breeding, training, mental fitness, and disposition. Analysis of conformation will be used to guide the selection team’s assessment of a Thoroughbred’s potential ability. This will help improve the odds of finding a successful racehorse. Biomechanics, heart scans, detailed gait analysis and endoscopic exams will be used to identify positive physical characteristics and rule out limiting physical characteristics that could make a horse more prone to injury, less athletic, etc.

Under Tack Times and Past Performance. Under tack times indicate a two-year-old’s running ability, running style and overall performance, as well as a metric for comparative analysis against horses of the same age. For Thoroughbreds of racing age, we will also use past performances, race replays, videos of workouts and other data to evaluate the horse’s ability, running style and future potential.

Physical Examination. Each Thoroughbred will undergo pre-purchase and post-purchase physical examinations conducted by a veterinarian. The examination may include but will not be limited to:

●	Basic walking examination;

●	Soundness and health of hoof structures;

●	Skin and body evaluation to identify previous injuries or surgery that could indicate structural or internal health issues, or which might adversely affect the horse’s future value or performance;

●	Oral cavity exam to look for any abnormalities that may affect future training or performance;

●

Optical examination for superficial lesions on the cornea, anterior chamber, and lens. A fundic (or base of the eye) exam should be performed to evaluate the posterior chamber and the optic nerve at the back of the eye;

●

Cardiac exam to detect evidence of any overt cardiac disease (elevated resting heart rate, elevated resting respiratory rate, distended jugular veins, dependent edema, etc.), cardiac murmurs or cardiac arrhythmias;

●	Endoscopic examination to evaluate the functionality and size of the airway; and

●

Full radiographs to identify the presence of developmental orthopedic disease (age, breed and joint specific), osteoarthritis or evidence of “wear and tear,” fractures, chips, and bone remodeling. Pre-sale radiographs are available in the repository of the auction company. Post-sale radiographs will be taken, and soft tissue ultrasonic examinations of tendons and ligaments will be performed as determined to be necessary by the selection team and its veterinarian.

A post-purchase examination is important to detect any issue concerning the physical condition of a Thoroughbred. The conditions of sale of leading auctions may provide buyers with certain rights based on the results of a post-purchase examination. For example, dispute resolution procedures for sales of two-year-olds in training can be triggered if radiographs taken within 24 hours after the auction session and before the horse leaves the sales grounds show evidence of injury or disease of bone structure that did not appear on previous radiographs filed in the repository provided by the auction house. This could result in the renegotiation of the purchase price or the rescission of the sale and a refund of the purchase price.

Training and Boarding

A foal will be boarded at a farm until it has developed sufficiently to commence training. Boarding rates for suckling foals are generally no more $15 per day. Rates for weanlings generally range from $25 to $45 per day. Boarding rates are generally stable, rarely increasing by more than 5% annually. Unanticipated cost increases for hay, bedding, or other items due to external factors may sometimes be passed through to boarding customers.

Thoroughbreds purchased for the Company’s Series will be sent to trainers who, in the judgment of the Manager and its co-managers, can best realize the Thoroughbred’s potential. Thoroughbreds purchased as juveniles will be boarded at facilities near the Company’s office in Lexington, Kentucky and may be handled by trainers from the ground under tack to familiarize them with the use of the tack necessary to ride them. During this process they may be ridden in a round pen or paddock to provide them with basic skills until they have matured sufficiently to commence training at a training center or racetrack, usually as a two-year-old.

Each trainer employed by the Series will be an independent contractor and will concurrently be handling Thoroughbreds for other owners. Racetrack based trainers generally are paid approximately $85 to $135 per Thoroughbred per day, plus 10%-12% of the Thoroughbred’s gross winnings. Trainers based at non-racetrack affiliated training centers will generally charge lower “day rates” for initial training or training related to rehabilitation from injury than the rates charged by trainers based at racetracks. Trainers may charge stall rent fees in addition to “day rates” charged for horses located at training centers. In general, training fees are generally stable, with annual increases of more than 5% uncommon.

Racing

Once a Thoroughbred horse reaches the final race preparation stage in its training regime, and while racing, certain additional charges for services associated with racing will be incurred. Charges such as having a lead pony take the horse to the gate, fees to have independent contractors handle the horse on race day, race day medication, transportation, jockey’s fees based either on a percentage of winnings for placed horses (first or second, and in some instances third) or a flat fee pursuant to a set schedule for unplaced horses (referred to as “Jock Mounts” in the vernacular,) trainer’s and stable commissions based on a percentage of winnings will be incurred or assessed. For races other than stakes races, there are no entry fees. For stakes races there are nomination or subscription fees, entry and starting fees and, in some instances, supplementary nomination fees to make horses eligible to compete after the closing deadline for nominations.

Each trainer will employ jockeys, who are generally paid a nominal fee plus 10% of the purse if the Thoroughbred finishes first in the race, 5% for second place finishes or sometimes third, and a standard flat fee for lesser placings. In addition, a barn commission amounting to approximately 2% of the purse is usually paid to the groom and barn help of the winning Thoroughbred. This payment is referred to as a “stake” in the stable vernacular.

Because of competition level variables, the racetracks where the Thoroughbreds will be located and the races into which they will be entered will be selected based upon the recommendation of the trainer with the input of the Advisors and the Manager’s officers.

There is no guarantee that a horse entered in a race will “draw in” and be able to race. Luck can determine if and how many times a horse may run during a race meet. Eligibility and preference of entries are governed by each track’s procedures to maintain a fair and even-handed approach, but horses are routinely excluded from races based upon the random draw in oversubscribed races. In those cases, a horse in such “entered and excluded” status would generally be given priority for entry in a comparable race in the same meet. In addition, trainers would ordinarily have options to race the horse at racetracks in the region. Although as horse may not be able to run as desired during a meet, the possibility that the horse would be excluded entirely from racing even though entered numerous times would be remote.

Sale of Assets

The Manager expects to sell interests in Thoroughbreds owned by its Series from time to time in the ordinary course of operations or in connection with the dissolution of a Series. The Manager may sell its interest in a particular Thoroughbred if the Manager concludes it would be in the best interest of the series to do so, based on the Thoroughbred’s racing performance and market value.

The Management Services Agreement authorizes the Manager to pay reasonable fees and or commissions consistent with industry standards to unaffiliated agencies such as trainers, sales agencies, or consignors upon any purchase or sale of Thoroughbreds by a Series. Some trainers may charge a fee or commission for arranging the sale of a Thoroughbred for the Series. Sales agencies and consignors customarily charge a fee or commission on a set or sliding scale for their services in selling Thoroughbreds at public auctions. The Management Services Agreement requires the Manager to comply with state laws regulating private and public sales of Thoroughbred assets.

Breeding Activities

Thoroughbred breeding activities generally include selling stallion shares and stallion seasons (the right to breed a mare to the stallion in a given breeding season) in a Series Thoroughbred, acquiring stallion shares and stallion seasons, and buying, owning, and selling interests in broodmares. The economic results of breeding activity depend to a large extent on the racing performance of the progeny produced, which usually will not be known for at least two to three years. However, breeding assets such as stallion shares may also generate a less volatile and generally more predictable revenue stream than racing activity.

Insurance

The Manager expects to carry mortality insurance (and fertility insurance if applicable) on the Series’ Thoroughbreds and will decide on a case-by-case basis the amount of coverage on a particular Thoroughbred. Generally, a full mortality policy will insure against loss by death caused directly or indirectly by sickness, accident and/or disease. The amount of recovery generally would be the lesser of the insured amount or the last claiming price (if any) the Thoroughbred has been subjected to at the time of the casualty.

If a Thoroughbred owned by the Series enjoys great racing success or its value otherwise increases substantially (which can sometimes occur when a member of the immediate family wins a prestigious race), the Manager may decide not to increase mortality insurance to the level of the animal’s value because of the relatively high cost of the additional coverage.

Operating Expenses

Upon the Closing, each Series will be responsible for the following costs and expenses attributable to the activities of the Company related to the Series (together, the “Operating Expenses”):

●

any and all ongoing fees, costs and expenses incurred in connection with the management of the Series Asset, including bloodstock agent commissions, transportation (other than those related to Acquisition Expenses), boarding, training and racing expenses (nomination fees, entry fees, jockey fees, pony fees, etc.), veterinarian fees, farrier charges, feed supplements and medications, physical therapy charges, equipment costs, research and database expenses, periodic registration fees, marketing, security, valuation, and utilization of the Series Asset;

●

fees, costs, and expenses incurred in connection with preparing any reports and accounts of the Series of Units, including any required federal or state securities filings and any annual audit of the accounts of the Series (if applicable);

●	fees, costs and expenses of a third-party registrar and transfer agent appointed in connection with the Series;
●	fees, costs, and expenses incurred in connection with making any tax filings on behalf of the Series;
●	any indemnification payments;
●	any and all insurance premiums or expenses incurred in connection with the Series Asset, including equine mortality or fertility insurance; and
●	any similar expenses that may be determined to be Operating Expenses, as determined by the Manager in its reasonable discretion.

The Manager will be reimbursed for the Company’s pro rata share of boarding, care, and training expenses for the Series Thoroughbred, which will be paid by the Manager through the date of the closing of the Series Offering, The amount of these expenses will be added to principal amount of each loan made by the Manager to the Company to fund the Company’s purchase of the interest in the Series Thoroughbred.

If the Operating Expenses exceed the amount of revenues generated from the Series Asset and cannot be covered by any Operating Expense reserves on the balance sheet of the Series Asset, the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by the Series (an “Operating Expenses Reimbursement Obligation”), and/or (c) cause additional Units to be issued in the Series in order to cover such additional amounts.

Allocation of Revenue and Expense

To the extent relevant, the Manager will allocate items of expense and revenue that are allocable to a specific series to be borne by, or distributed to (as applicable), the applicable series of units. If, however, an item is not allocable to a specific series but to the Company in general, it will be allocated pro rata based on the value of underlying assets or the number of units, as reasonably determined by the Manager.

Oversight and Governance

The Series will be able to pay a fee or commission to any advisor or other person affiliated with or related to the Manager, Advisors, or any Member only with the approval of the principals of the Manager who are not parties to the transaction and will be fully disclosed to Series owners. In such situations, the Manager may consult with advisors who also are not parties to the transaction.

Indemnification of the Manager

The Operating Agreement provides that none of the Manager, nor any current or former directors, officers, employees, partners, shareholders, members, controlling persons, agents or independent contractors of the Manager, Advisors, nor persons acting at the request of the Company in certain capacities with respect to other entities (collectively, the “Indemnified Parties”) will be liable to the Company, any Series or any interest holders for any act or omission taken by the Indemnified Parties in connection with the business of the Company or any Series that has not been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

The Series will indemnify the Indemnified Parties out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving as Indemnified Parties with respect to the Company or the Series and with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Description of the Management Services Agreement

Each Series will appoint the Manager to manage the Company’s breeding and racing operations and the Thoroughbred assets of each Series pursuant to a Management Services Agreement. Each Management Services Agreement for the Series in this Offering are attached as exhibits to the Offering Statement. The services provided by the Manager will include:

●	Preparing a business plan and operating budget and attending to all bloodstock, breeding, and racing matters;
●	Selecting and acquiring in the name of the Company or its Series suitable Thoroughbreds for breeding and racing as well as other equine assets;
●	Developing and implementing short-term and long-term strategies for each Thoroughbred acquired or raised by the Company with the intent to maximize its potential value and appreciation;
●

Securing the services of professional trainers, veterinarians, bloodstock agents and other service providers needed for the proper management, care, breeding, and training of the Thoroughbreds in each series;

●	Selecting the breeding and racing incentive programs to which the Thoroughbreds produced or owned by the Company will be nominated; and
●	Providing general administrative services necessary for managing the Company’s breeding and racing business operations, such as bookkeeping, billing, collection, cash management and payment services.

The Management Services Agreement will have an initial term of one year and will renew for additional consecutive one-year terms until it is terminated in accordance with its terms. Either party may terminate the Management Services Agreement at the end of the initial term or any renewal term by providing the other party with thirty days written notice prior to the expiration of the then effective term. The Management Services Agreement will also terminate upon (i) the removal of the Manager as managing member of the Company (and thus all series of the Company’s units), (ii) notice by one party to the other party following the other party’s failure to cure a material breach of the Management Services Agreement or (iii) such other date as agreed between the parties to the Management Services Agreement.

Each series will indemnify the Manager out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving as managing member under the Management Services Agreement with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Sourcing Fee

As compensation for identifying investigating, evaluating, and managing the acquisition of a Thoroughbred asset, the Management Services Agreement provides that the Manager will be paid a fee of up to 15% of the purchase price of the Series Asset from the offering proceeds at closing.

Management Fee

As compensation for the services provided by the Manager managing the Series’ Thoroughbred Asset and conducting Unitholder relations, the Manager will be entitled to receive the following fees:

●

A training management fee equal to 10% of the amount of the reserves for training expenses and working capital contingencies for each Series Offering, payable from the offering proceeds at the time training expenses are incurred.

●

During a Series Thoroughbred’s racing career the Manager will be paid a fee equal to 10% of net winnings after fees customarily withheld from purses by the horsemen’s bookkeeper prior to distribution of net purses earned, which will become due and payable to the Manager when released by the track at which the race took place, and the purse was earned. The percentage will increase to 20% once the aggregate amount of distributions to Series Unit holders from racing and asset sale activities equals the amount of offering proceeds received by the Series.

●

After the Series Thoroughbred retires from racing, the Manager will be paid a quarterly fee equal to a percentage of any Series Revenue generated by the Series, payable at the time there is a distribution of Series Revenue to Unit Holders of the Series, as described in Distribution Rights below. The percentage will be 10% until the aggregate amount of distributions to Series Unit holders from racing, breeding, and asset sale activities equals the amount of offering proceeds received by the Series, at which time the percentage will increase to 20%.

Legal Proceedings

None of the Company, any series, the Manager, or any director or executive officer of the Manager is presently subject to any material legal proceedings.

THOROUGHBRED INDUSTRY

The information included in the following section has been derived from publicly available Thoroughbred industry sources. We have no reason to believe this information is incorrect, but we have not independently verified its accuracy.

Introduction

In 2017, the horse industry contributed approximately $50 billion in direct economic impact to the U.S. economy and had a direct employment impact of approximately 1 million jobs.1 Additionally, the industry itself contributed $38 billion in direct wages, salaries, and benefits.2

From those direct effects, the horse industry’s contribution ripples out into other sectors of the economy, resulting in an estimated total contribution to the U.S. economy of $122 billion, and a total employment impact of 1.7 million jobs.3

The Thoroughbred industry, a subset of the horse industry, traces its roots back over 300 years to England and its contributions to the economy are significant. Thoroughbred racing, together with Quarter Horse and harness racing, had an estimated economic impact of $36.6 billion to the US economy in 2017 with estimated employment impact of 472,000 jobs.4

The Company intends to focus its efforts on acquiring, racing, breeding, and selling Thoroughbreds with highly sought, commercially attractive pedigrees from established and successful bloodlines.

Breeding

The Thoroughbred breeding industry is perpetuated by selectively breeding top mares to top stallions to yield top quality racehorses. There is no guarantee that a Thoroughbred, even with the most sought-after pedigree, will be marketable. Conformation flaws, inherent physical fragility, injury, death, or health issues can and often do render a well-bred Thoroughbred completely valueless. The Thoroughbred breeding industry is concentrated largely in central Kentucky with the majority of top-quality broodmares and stallions located in and around Lexington, Kentucky. However, in recent years regional markets, fueled by breeders’ incentive programs and corresponding higher purses (some supplemented by revenues from alternative forms of gaming) in New York, and Florida and elsewhere are exerting a stronger influence on the breeding of high-quality Thoroughbreds. In North America, stallions are bred to broodmares from mid-February to the end of June of each year. The gestation period for a broodmare (a female horse capable of bearing offspring) is approximately eleven months. Thus, most foals in the United States are born between early January and the end of May.

1 American Horse Council Foundation, 2017 National Economic Impact Study available at www.horsecouncil.org/resources/economics.
2 Id.
3 Id.
4 Equine Business Association, citing 2017 National Economic Impact Study, available at www.equinebusinessassociation.com/2017-economic-impact-study-u-s-horse-industry/.

Thoroughbred Sales at Public Auction

The majority of Thoroughbreds are sold at public auction. As the most transparent and efficient market of Thoroughbreds, auction statistics are the traditional barometer for the value of Thoroughbred bloodstock. North American Auction averages for yearling Thoroughbreds (a traditional economic barometer used in the Thoroughbred business) have increased from around $40,000 in 2010 into the $83,000 range in 2019 before rebounding from an off year in 2020 to around $86,000 in 2021. The commercial market for Thoroughbred bloodstock, however, has been cyclical. After steady growth throughout the 1970’s, the bloodstock market increased sharply in the early 1980’s, followed by sharp declines in the mid-1980’s, the early 1990’s and again during the latter part of the first decade of the 2000’s.

The average prices paid for Thoroughbreds sold at public auction in North America in the 21st century have increased over time, peaking in 2018, after significant declines in 2007-2010. Thereafter, the Thoroughbred yearling market (and the overall Thoroughbred market in general) has experienced a slow, but somewhat erratic growth in yearling sales averages and medians, albeit with significantly reduced numbers of horses offered. The North American foal Crop in 1984 was in excess of 50,000 newborn foals, but volume has steadily declined to an estimated 19,200 registered foals in 2021. Although total receipts for public sales of Thoroughbred horses exceeded one billion dollars (U.S.) each year from 2004 through 2007, total receipts from public sales decreased to $941,320,193 in 2008, a drop of 23.8% from 2007 totals. Totals in recent years have reached levels just above one billion dollars with a total of all Thoroughbred auction revenues reaching $1,087,528,402 in 2019 before pulling back approximately 26% to a total of $805,203,467 in the Covid-19 interrupted 2020 auction year, rebounding to $1,154,037,082 in 2022, an increase of approximately 26.3%.The primary Thoroughbred auctions are conducted by sales companies such as Keeneland, Fasig-Tipton, Barretts and Ocala Breeders Sales, and are held primarily in Kentucky, Florida, New York, Maryland, and California. Auction companies such as these earn a sales commission between 4.5% and 5% on the horses they sell at public auction. The sales held by The Keeneland Association, historically the leading sales company for elite level Thoroughbreds, are considered a measure of industry health due to the large volume and variety of Thoroughbred yearlings sold there. Fasig-Tipton’s standing in the market has increased following its acquisition in 2008 by a firm backed by Dubai’s ruling family.

Weanling Auctions

Selling a horse as a weanling presents the breeder’s initial opportunity to generate revenue. Public auctions for weanlings occur from October through the following January. The gross sales of all weanlings in 2020 totaled over $51.6 million, down 27.5% from $71,236,078 in 2019.5 This decrease followed an increase in gross sales from $61.1 million in 2016 to $79.26 million in 2018, an increase of 30.4%. Gross revenue from weanling sales in North America had increased during the two years (2017-2018) prior to the downturns in 2019 and 2020. The average sale price of $51,674 in 2020 represented a 48% decrease from the record average price of approximately $100,000 in 2006. The gross sales of $73.75 million for weanlings in 2021 rebounded to near pre-pandemic levels with an increase in the average of approximately 15.8% to $64,752.6

Yearling Auctions

Yearling sales are traditionally where breeders sell their produce. Public auctions for yearlings occur throughout the country from July through October. In 2021, approximately 40.74% (7,752) of all registered yearlings bred in the U.S. (19,025) were offered for sale and 6,379 (33.52%) were sold at public auction.7 The gross sales of all yearlings in 2021 totaled over $$552.7 million, an increase of 29.3% from over $371.3 million in 2020. The yearling sales market is concentrated in Kentucky where approximately 50% are sold at public auction. There were approximately 45 other public auctions are held in 2021 throughout North America for the sale of yearlings.

5 The Blood-Horse Auction Review.
6 Id.
7 Id.

Of the yearling sales, the Keeneland September yearling auction is the largest auction and draws buyers from around the world. The 2021 Keeneland September yearling auction resulted in gross revenues of $364.51 million for the 2,789 horses sold, with the average per yearling up 30.18% from 2020 figures. The 2020 Keeneland September yearling auction yielded gross revenue of approximately $248.9 million for the 2,481 Thoroughbred yearlings sold. The gross revenue figure increased by 46.4% from the total reached in 2020 of approximately $248.9 million.8 The number of Thoroughbreds sold in 2021 increased 12.41% to 2,789 sold from the previous year number of 2,481 sold at the 2020 Keeneland September auction.9 The average price (mean) per yearling at the 2021 Keeneland September yearling auction was $130,698, which represented a 30.2% increase from the 2020 average of $100,354. The median price was $65,000 in 2021, which represented a 75.67% decrease from $37,000 in 2020.10

Overall, the North American yearling market in 2020, with about 6,350 sold (including “short” yearlings sold in January and February), experienced an 28.3% decrease in gross sales. The average sale price for a yearling decreased 20.3% to $62,229.11 At the 2020 Fasig-Tipton Selected Yearling Sale held in September 2020 due to the Covid-19 delays, 348 yearlings changed hands (about 5.4% of the anticipated overall market in 2020) with an average price of $177,486 (an increase on average of 2.7% from 2019 figures (all three Fasig Tipton yearling sales combined.))12 The yearling and two-year-old markets have become much more international in recent years with horses bred in the U.S. often being offered in foreign markets. In fact, after not reaching his reserve at a yearling auction in the U.S., War of Will, 2019 Preakness Stakes (Grade 1) winner, was purchased by a U.S. based bloodstock agent for approximately $300,000 at the Arqana May two-year-old in training (or “breeze up” sale as it is referred to in Europe) in France, repatriated to the U.S. and campaigned in the Triple Crown series.13 In addition to the U.S. and European markets, Australia, New Zealand, South Africa, England, Ireland and Japan have active yearling and two-year-old auctions offering racing prospects that often end up competing at U.S. racetracks.

Two-Year-Old Auctions

Public auctions for two-year-old Thoroughbred racing prospects take place from February through June of each year in warmer locales favorable to training. The major two-year-old sales are held in Florida, Maryland, California, and Kentucky. In 2020, two-year-old sales figures indicate that the gross sales were down 38.2% and averages were down 26.7% from 2019.14 The average price in 2019 was $89,614, a slight increase of less than 1.0% from 2018 figures.15

Broodmare Auctions

The number of broodmares sold at public auction in North America during 2020 was 2,763 (about half the number of broodmares sold (5,5286) in 2006), which was the second highest number of broodmares ever sold in a single year at public auction.16 Gross sales proceeds decreased 9.7% from 2019 to $218,253,650, lowest gross sales since 2012.17 The average price for a broodmare in 2020 also declined approximately 2.8% to $78,735.18 Broodmares are usually offered for sale (in foal, barren or maiden) in what are known as breeding stock or bloodstock sales in November and January in the U.S. In January 2020, the Keeneland January Horses of all Ages sale posted a record average of $46,704 per horse with a $15,000 median sale price. There were gross sales of $46,236,600, the second highest gross sales amount since 2008 when the gross reached $70.45 million from a seven-session sale. There were only four sessions in the 2020 sale.19

Private Sales

A substantial private market for Thoroughbreds also exists. Bloodstock agents negotiate the majority of private deals for buyers and sellers. The success of an agent is often predicated on his reputation in the industry and his longstanding relationships with both buyers and sellers. In addition to bloodstock agents, trainers having a horse sold privately while under their care typically will be paid a sales commission of 5% on the gross sales price of the horse.

8 Id.
9 Id.
10 Id.
11 Id.
12 Id.
13 The Blood-Horse online June 5, 2019, “Agent Casse Proud of War of Will’s Accomplishments” by Ron Mitchell
14 Id.
15  Id.
16 Blood-Horse Sales State of the Market, January 28, 2021
17 The Blood-Horse online January 15, 2021; Keeneland 2021 January Horses of all ages Sales Results-Overview.
18 Id.
19 Id.

Marketplace and Competition

The major markets for Thoroughbreds include the nationwide racing circuit, public auctions, and private sales throughout North America. Most buyers are North Americans, but there are a number of significant international buyers from the Middle East, Europe, the U.K., Australia, and Japan. Several hundred individuals and agencies conduct pinhooking operations in the weanling and yearling markets across the United States, as well as thousands of owners and trainers who purchase weanlings and yearlings to eventually race for their own account. Competitors in the two-year-old market consist mostly of racehorse owners trying to acquire top two-year-olds for immediate racing.

Racing

When a yearling becomes a two-year-old on the second January 1 following its birth, it is eligible to race, although two-year-old races are not usually conducted until April of each year. Early two-year-old races can be as short as two to four furlongs (a quarter to one half of a mile) but are generally five to six furlongs. Two-year-old Thoroughbreds competing in these early races, may later race at distances up to one mile and a sixteenth or beyond. During the early two-year-old season, many young horses prove simply too small or fragile for early racing and are “turned out” for further development. For many Thoroughbred horses, racing careers will not begin until their third or fourth year, when they reach full development. During its career, a Thoroughbred may run in races at a variety of distances and over a variety of surfaces. A “claiming race” is a race in which any horse running may be purchased at a specified “claiming” price, which is posted as a condition of entry. In “allowance” races, the weight each horse will carry is set by conditions written by the track’s racing secretary, making specific allowances in weights for horses with less impressive past performances and saddling better performing horses with more weight. A “weight for age” race utilizes a standard scale of weights established by The Jockey Club, which are then assigned to horses based upon their age and the month of the year.

The most prestigious and lucrative Thoroughbred races, “stakes races,” sometimes run under “handicap” conditions (whereby the track’s handicapper assigns different weights to the horses based upon their relative perceived ability in an effort to achieve a dead heat result, or in other words to give each horse an equal opportunity to win the race, all other factors being equal). These stakes or handicap races attract the best horses and the most public attention. To participate in these types of races, owners must pay a “subscription” or “nomination” fee or a series of nomination fees well in advance, and an entry fee or “starting” fee at the time of the race. Some stakes races allow supplemental nominations if premium nomination fees are paid for otherwise ineligible horses. These fees may or may not be added to the purse money and may be substantial (as much as $360,000 to supplement to the Breeder’s Cup Classic) with no guarantee that any part of the supplementary nomination will be earned back by the horse supplemented. Failure to draw into a stakes race, however, cancels all fees. The stakes money raised by these fees is often supplemented by state breeders’ association awards, the Breeders’ Cup, the track and by sponsorship.

Wagering and Purses

Currently, at least 38 states have adopted legislation permitting pari-mutuel wagering on horse races. Pari-mutuel handle, or the amount of money wagered, on Thoroughbred racing in the United States and North America, peaked in 2003. U.S. handle in 2003 was $15.18 billion. U.S. and North American handle have decreased by 25.77% and 24.99%, respectively, from 2003 through 2018.20 U.S. and North American handle increased slightly by 3.28% and 3.47%, respectively, in 2018. U.S. handle in 2018 totaled to $11.27 billion,21 an increase due principally to a 4.1% increase in off-track wagering handle.22 Handle was down approximately 7.2% through the first six months of 2019.23

In the United States during 2020, total purses decreased dramatically to $869.8 million, the lowest since 1997, not factoring in for inflation. According to information published by the Jockey Club Information Systems Inc., in 2019, $1.167 billion in purses was distributed in 27,700 races at United States tracks representing a 23.5% decrease in the number of races and a decrease from total purses distributed in 2019.of 25.53%24 Average purse per race decreased approximately 2.7% to $31,400 in 2020 from $32,257 in 2019. If purse levels remain constant and the number of runners and races continues to decline due to shrinking foal crops, then the recent trends may continue. The overall trend in purses, however, can be attributed to the decline in the number of races and increased revenue from video lottery terminals, historic horse racing wagers and table games (or “Alternative Gaming”) at racetracks.

20 The Jockey Club 2018 Online Fact Book.
21 The Jockey Club 2019 Online Fact Book.
22 Id.
23 www.astarthor.com/blog/asexpected-pari-mutuel-handle-drops.
24 The Jockey Club 2019 Online Fact Book.

Several other sources of revenue support purse-earning opportunities for Thoroughbreds. The sport now has two 24-hour cable channels devoted to it, Horse Racing TV (“HRTV”) and TVG, owned by the British company Betfair Group Ltd. (“Betfair”), an online betting exchange that has been successful in Great Britain and around the world. While betting exchanges (online markets where individuals can act as both bettors and bookmakers with one another) are currently only legal in the United States in New Jersey (which saw Betfair suspend its operations in 2020 due to lower than anticipated handle), more states may authorize online betting exchanges in the near future. In May 2018, the U.S. Supreme Court, adjudicating a case brought before it by the State of New Jersey, struck down a law prohibiting sports gaming in the United States, allowing individual states to pass legislation allowing this form of gambling. To date, Colorado, Louisiana, Maryland, Michigan, New Hampshire, New Mexico (Pueblo of Santa Ana tribe only,) Oregon, Tennessee, Montana, Iowa, Indiana, Illinois and New Jersey, Nevada, Mississippi, Pennsylvania, Virginia, West Virginia, Rhode Island, New York (limited to upstate New York casinos in-person only), Arkansas and Delaware either offer sports wagering or have legislation in place to implement sports wagering.25 Further developments that enhance these potential sources of revenue and allocate a portion to the racing industry could have a positive impact on purses.

Advance deposit wagering (“ADW”) from simulcasts of live racing transmitted from multiple tracks to viewing outlets is another important source of purse revenue. The Interstate Horseracing Act of 1978, as amended, vests in horsemen’s groups at the host tracks the power to withhold consent to the transmission of the signal unless the horsemen receive a fair portion of the ADW revenue. In 2008, when eighteen tracks and the Thoroughbred Horseman’s Group (the “THG”), an entity representing horsemen from those tracks, could not agree on appropriate rates to charge for the signals, THG withheld its consent. As a result, Churchill Downs and other affected tracks were unable to send their signals to simulcast outlets and ADW companies during their live meets, exclusive of certain races for which there were pre-existing agreements. This reduced handle from all sources at several tracks and led the tracks to announce purse reductions (and in one case, suspension of racing) due to the anticipated loss of revenues. Churchill Downs filed suit alleging that the THG violated antitrust laws by forming a compact to “fix prices” for simulcast signals (television and video feeds for computer access to live racing) in restraint of trade. The parties subsequently settled the lawsuit and agreed upon a new rate structure. However, the episode illustrated that a prolonged period without ADW revenue would adversely impact purses at many North American racetracks.

In recent years, many states have authorized the use of Alternative Gaming at racetracks. Revenues from Alternative Gaming have been a significant new source of purse revenue. Several major racing jurisdictions have considered or passed legislation to enable those states to conduct alternative forms of gaming such as the operation of video lottery and historical racing terminals or slot machines at racetracks. Florida has enacted such legislation, limited to certain counties by local option ballot initiatives, and such gaming is being conducted at multiple locations with mixed economic results. Similarly, in 2005, New York authorized Alternative Gaming at several locations. To date, the authorized gaming at the New York Racing Association’s Aqueduct Racetrack has had a significant positive economic impact on Thoroughbred purses and operators. Pennsylvania has approved up to six licenses for alternative forms of gaming, which have been allocated and operational since 2007. Other jurisdictions with Alternative Gaming include Delaware, Indiana, Iowa, Louisiana, New Mexico, and West Virginia.

To date, the Kentucky legislature has failed to approve casino-style Alternative Gaming at racetracks, but presently has a Senate Bill pending to redefine pari-mutuel wagering to include Historical Horse Racing (“HHR”) which has significantly added to purses and racetrack re-development in Kentucky and Arkansas. HHR is being considered in other states in recent years. California also has yet to approve on-track Alternative Gaming despite the intense competition its racetracks face from full casino style gaming at Indian reservations throughout the state. Online gaming is now available in at least eight states, including online poker, sports betting, casino style gaming and lottery games. These competing forms of gaming could adversely impact wagering handle on racing.

If more states do not protect horse racing from competition from Alternative Gaming and online gaming or approve Alternative Gaming at racetracks, purse revenues may decline. Conversely, should additional jurisdictions approve such legislation and fully develop Alternative Gaming facilities, purses in those states could increase significantly. If states, however, amend their enabling legislation to divert Alternative Gaming revenue from supporting Thoroughbred racetracks, purses would be adversely affected. Purse funds in West Virginia have already been tapped by the state government as a source of money to stabilize a troubled workers’ compensation fund.

25 www.legalbettingonline.com.

Stallion Share/Stallion Ownership

Ownership of shares in syndicated stallions entitles the owner to certain rights to breed either the owner’s mares or mares owned by third parties to the stallion and to bonus pool revenues generated by the sale of “bonus nominations” – additional rights to breed the stallion. Usually, syndicates consist of from 36-60 shares (sometimes referred to as “fractional interests”) owned by multiple owners, normally a mixture of individuals, farms, and other entities. The syndicate manager, usually an entity associated with an established commercial breeding farm, has a fiduciary duty to the syndicate members to manage the stallion to maximize its potential in the marketplace, to enhance or maintain the value of the stallion, and to generate revenues to pay the expenses of the syndicate and to make distributions to the syndicate members as set forth in the syndicate (co-ownership) agreement.

Ownership of a stallion share usually entitles an owner to one or two regular nominations (sometimes simply referred to as “seasons” which in effect is the right to breed one mare to the stallion as many times as is reasonably necessary to obtain a pregnancy during a given breeding season) and often a bonus nomination every year, every other year or every third year, as the syndicate agreement provides, on a rotating basis with other share owners. The allocation of bonus nominations is in the discretion of the syndicate manager and can be limited if the stallion is injured, is out of service due to sickness or disease, or is physically unable (usually due to advanced age or semen quality issues) to impregnate mares in large numbers. A stallion share owner may elect to sell both regular and bonus nominations through either private sale, public auction (generally, very limited and almost always subject to the consent of the syndicate manager), or by offering the nominations to the syndicate manager to sell at the farm. Another available option is to sell the contract at a discount (usually in the 75-85% of live foal stud fee range) to a company in the business of factoring such contracts for the immediate payment of cash without further risk of loss.

In response to increases and declines in auction prices for yearlings, most major commercial breeding farms will raise or lower stud fees. Reductions and increases of as much as 20-25% are common in all price ranges of stallions offered for breeding in 2019, depending on market demand and the performance of the stallion’s progeny at the racetrack or his in-foal mares and offspring selling at public auction. Increases and decreases in stud fees can affect the value of stallions, as there is a direct correlation between available stud fee revenue, stud fees actually paid and the overall value of the stallion. Commercial breeding farms may resort to alternative arrangements to ensure mares are attracted to the stallions standing at their respective farms. Some farms are offering breeders incentives, guarantees on sales (stud fee will be no more than the sale price if the progeny of the stallion fails to bring an amount equal to the stud fee), the option to convert a “stands and nurses contract” to a “foal share” arrangement, or the option to pay the stud fee out of the proceeds of sale (essentially interest free financing of the stud fee for up to 30 months). These stallion management strategies can affect anticipated cash flow and asset values of stallions held for appreciation and revenue generation and may have an overall negative or positive affect on the projected revenues and values of the Company’s stallion share portfolio, if any.

Shares in syndicated stallions are available in various price ranges and multiples of stud fees (a common measure of value in the marketplace), since the market demand for stallions varies widely based upon commercial success at the industry sales events and success at the racetracks. Another factor is the stallion’s fertility and libido, which determines the size of the book of mares the stallion may reasonably service in a given breeding season. Stallion books range from a modest 50 mares (or less) to more than 200 mares in the Northern Hemisphere breeding season.

The Southern Hemisphere breeding season begins in August. Some stallions also shuttle to the Southern Hemisphere (primarily South America and Australia, but also to South Africa or New Zealand) either on a lease basis or to stand at an affiliate of the syndicate manager for the benefit of the stallion share owner. They may breed a similar number of mares in the Southern Hemisphere season, but the stud fees are usually reduced by 35%-50% depending upon the location of the stallion and the demand for his services. There are additional costs to the syndicate for transportation and quarantine that are incurred when shuttling stallions. An alternative used less frequently, but with some economic success, however, has North American stallions breeding Southern Hemisphere based mares (or those to be transported to the Southern Hemisphere after breeding) during the Southern Hemisphere breeding season while remaining at their Northern Hemisphere homes.

Colts successful in graded stakes races often are targeted as stallion prospects by major commercial breeding farms. As these horses establish their ability on the racetrack, breeding farms are making assessments of pedigree, conformation, and commercial appeal of the crop of colts racing to determine if they represent viable commercial stallion prospects fitting their future stallion needs. Usually, the prospective stallion buyer projects what the market is willing to pay for the stallion’s services on a live foal basis for these colts upon retirement. Once the projected live foal stud fee is determined, farms will gauge demand and appraise the stallion prospect based on recouping their investment in three years. In recent years Darley and Coolmore, two of the largest commercial breeding farms and aggressive competitors in the marketplace for stallions, have driven up the price of viable stallion prospects considerably.

The breeding rights often will be acquired before the stallion prospect is actually retired from racing. Some owners prefer to retain some or all of the breeding rights and share the upside potential for a stallion should the prospect prove to be successful in the breeding shed. It is also customary to grant to the trainer of the stallion one or two breeding rights per year. Agents involved in the purchase or sale of stallion prospects may also be awarded lifetime breeding rights as part of their compensation for facilitating the transaction whereby the stallion’s breeding rights are sold or purchased. Other owners of male Thoroughbred racehorse stallion prospects retain only breeding rights (but no liabilities) and otherwise sell the breeding rights outright upon retirement of the colt. Revenue generated by ownership of proven or unproven stallions varies as stud fees are routinely adjusted based initially upon sales results and then upon racing performance of the stallion’s progeny.

Share ownership in commercially proven stallions can be lucrative. Investment in unproven stallions is speculative, and the industry generally accepts that one of ten stallion prospects will ultimately be a commercially viable stallion in central Kentucky. Fortunately, there is a secondary market in other states and foreign countries so that stallion prospects failing to establish commercial viability can be sold or leased to stallion operations in such regional markets or in foreign countries. Insurance is available to cover first year congenital infertility. The continued availability of such insurance is subject to rate variability and to caps on coverage. Not all stallion prospects will be fully insurable for mortality or infertility.

Industry Organizations

The Jockey Club, with offices in New York City and Lexington, Kentucky, is the recognized official registry for Thoroughbred horses in the United States. Similar organizations exist in other racing countries throughout the world. The Jockey Club database includes the names of more than 3,000,000 horses tracing back to the late 1800’s. The database also is updated daily to include results of virtually every race in North America and pedigree and racing data from major racing centers throughout the world.

To race in sanctioned races or to register its offspring, a Thoroughbred must be registered with The Jockey Club. Purchasers generally require a Jockey Club Certificate of Foal Registration as a condition of sale. These certificates are now available in electronic form. All the Company’s Thoroughbreds will be registered with The Jockey Club.

The National Thoroughbred Racing Association (“NTRA”) was established in April 1998 by a coalition of Thoroughbred industry interests including owners, trainers, racetracks, horsemen’s groups, jockeys, off-track betting facilities and breeders’ sales companies. At the time, the Thoroughbred industry faced challenges such as declining revenue growth and attendance, an aging fan base and increased competition from new gaming alternatives and other nationally marketed sports. The mission of the NTRA is to increase public awareness of Thoroughbred racing, its fan base, total handle, and purses. The main objective of the NTRA is to create a centralized national structure and successfully implement a comprehensive marketing and television strategy for the Thoroughbred racing industry.

The NTRA has launched several extensive marketing and advertising campaigns with mixed reviews from industry participants. The NTRA is not self-funding and depends on industry contributions to continue its operations. In particular, the NTRA depends on the continued support of Churchill Downs and The Stronach Group, the two major operators of Thoroughbred racetracks. Any withdrawal of financial support by a significant group of racetracks, as has been threatened in the past, could compromise the ability of the NTRA to function as a nationally recognized industry association and could have a significant adverse effect on industry unity and continued viability of the Thoroughbred business.

Racetrack Industry

In the late 1990’s, Churchill Downs, Inc. (“CDI”) and Magna Entertainment Corp. (“MEC”) emerged as the two principal national racetrack operators, buying up major racetracks from coast to coast, as well as some smaller facilities. The consolidation trend ended a few years later when CDI sold Hollywood Park in Inglewood, California to developers and sold Ellis Park in Henderson, Kentucky and Hoosier Park in Anderson, Indiana. During the same period, MEC went through a bankruptcy, sold some of its facilities, emerged as a reorganized company and has been transformed into The Stronach Group headed by its founder’s daughter, Belinda Stronach. The two major players are also finding competition from gaming companies that are interested in racetracks authorized to offer Alternative Gaming. Casino operators like Eldorado Resorts, Hollywood Casinos, MGM Resorts, Boyd Gaming, Caesars Indiana Grand and Indian tribes with gaming industry acumen have entered the racetrack business. Smaller racetrack operators like Penn National Gaming, Inc. and Boyd Gaming earning Alternative Gaming revenue at their tracks have shifted focus to become “gaming” companies and have purchased or opened other small facilities authorized to offer Alternative Gaming.

The consolidation in ownership of major racing facilities brought greater continuity and cohesiveness to the industry. CDI and The Stronach Group are still the two principal national racetrack operators and are partners as well as competitors in various racing related ventures. CDI now owns multiple racetrack properties including Churchill Downs (Louisville, Kentucky), Calder Race Course (Miami Gardens, Florida), Fairgrounds Race Course & Slots (New Orleans, Louisiana), Ocean Downs (Berlin, Maryland), Presque Isle Downs (Erie, Pennsylvania), Arlington Park (Arlington Heights, Illinois) and a new harness track soon to be built in Oak Grove, Kentucky. CDI also owns its own account deposit wagering platform, Twinspires.com; its own research database, Bloodstock Research Information Systems; and off-track betting facilities related to its racetrack holdings. In addition, CDI owns United Tote (a totalizator company it uses to process wagers).

The Stronach Group’s Thoroughbred racetrack holdings include Santa Anita Park (Arcadia, California), Golden Gate Fields (Berkley, California) and Portland Meadows (Portland, Oregon). Beyond racetracks, The Stronach Group owns AmTote, a totalizator service provider for the pari-mutuel industry; Palm Meadows, a training center near Boynton Beach, Florida that provides necessary stabling to conduct live racing at Gulfstream Park; XpressBet, an account deposit wagering platform; and Monarch Content Development, LLC, a simulcast purchase, and sales agent for numerous North American racetracks and wagering outlets. Monarch sells horse racing content from its stable of racetracks to a variety of wagering outlets around the world, including racetracks, casinos, off-track wagering facilities, and internet-based wagering companies. Monarch’s current customers include Santa Anita Park, Del Mar, Gulfstream Park, Pimlico, Laurel Park, Golden Gate Fields, Los Alamitos (TB), Portland Meadows, Meadowlands, Monmouth Park, XpressBet and XBNet.

As a result of this consolidation of racetrack ownership, any significant financial setbacks, or other threats to the ongoing viability of CDI or The Stronach Group could have a material adverse impact on the industry as a whole. The Stronach Group’s racetracks have a significant impact on the Thoroughbred industry. Gulfstream Park and Santa Anita conduct major race meets offering lucrative purses for winter racing. In addition, The Stronach Group’s second tier tracks offer significant opportunities in geographic areas not otherwise offering live racing. If any of the racetracks owned by CDI or the Stronach Group cease to operate, it could have an adverse impact on the overall health of the Thoroughbred industry.

Santa Anita Park conducts most Southern California racing in the fall, winter and spring months since Hollywood Park closed in 2009 to be sold and developed as commercial real estate. If Santa Anita Park were also to be sold for real estate development, the Los Angeles area would be without a major Thoroughbred racing and training facility. The end of live Thoroughbred racing in one of North America’s largest metropolitan areas would greatly reduce the sport’s ability to gain exposure in an important market and would also eliminate some of the highest purses in North America. Santa Anita has also experienced a spate of equine fatalities during the 2019 winter race meet. The potential fallout from this pattern of fatalities could provide the impetus for legislation banning or severely limiting horse racing in California. This would have a significant adverse impact on the Thoroughbred racing and breeding business in North America.

Supervision and Regulation

The supervision and regulation of horse racing and pari-mutuel wagering are principally governed by state law, which varies from state to state. A horse racing board or commission is the state governmental authority that oversees horse racing, pari-mutuel wagering, and related activities for the purpose of, among other things, ensuring the integrity of racing within the state. In general, state racing commissions have authority to supervise and regulate the following activities associated with horse racing:

●	The conduct of all horse racing activities at licensed racetracks within the state, including scheduling meets, setting standards for tracks and grounds, and inspecting racing facilities;

●	The conduct of pari-mutuel wagering and the amount of purses, stakes, or awards to be offered;

●	Licensing requirements and procedures and for participation by owners, jockeys, trainers, and others;

●	Oversight of the health and sound racing condition of racehorses;

●	Restricting or prohibiting the use and administration of drugs or stimulants or other improper acts to horses before participating in a race;

●	Maintaining and operating facilities for drug testing;

●	Establishing safety standards for jockeys and racing equipment;

●	Setting minimum fees for jockeys to be effective in the absence of a contract between an employing owner or trainer and a jockey;

●	Requiring racetrack operators to file financial information and a list of their stockholders or other persons holding a beneficial interest in the organization; and

●

Enforcing statutes and regulations governing horse racing, including adjudicatory power to conduct hearings, issue subpoenas and impose penalties for violations, such as suspension or revocation of licenses, fines, and forfeiture of purses.

The National Racing Compact was created as an independent, interstate governmental entity (the Association of Racing Commissioners International), composed of pari-mutuel racing regulators from participating states, to set standards for individual licenses, accept applications and fingerprints, analyze criminal history information, and issue a national license. The national license is recognized by the 15 compact member states and nine other states that have elected to recognize the national license or the application for the license to a lesser degree.

The Association of Racing Commissioners International was formed in 1947 to “encourage forceful and honest nationwide control of racing for the protection of the public.” The goals of the organization are to facilitate reciprocity in enforcing each other’s official rulings (penalties) and uniform rules and practices. From the beginning, the Association has functioned as a repository and redistribution center for all official rulings by stewards and racing commissioners.

The Horseracing Integrity and Safety Act (HISA) was passed at the end of 2020 to create uniform national standards for Thoroughbred racing in the areas of racetrack safety and medication. The effort was prompted by growing public concern about safety of racehorses and riders resulting from an unusual spate of breakdowns at Santa Anita between July 1, 2018, and November 30, 2019, when fifty-six horses died or were euthanized because of injuries suffered at the track. Although the issue was of concern at all racetracks across the nation with similar safety records, the Santa Anita cluster of injuries and deaths galvanized the opponents to racing and the press to elevate the issue significantly. Contributing to the impetus for the legislation were several high-profile trainers involved with medication issues in stakes races of national interest (including the Kentucky Oaks, the Arkansas Derby and the Kentucky Derby) and the indictment of several east coast trainers alleged to have used and trafficked in illegal performance enhancing substances resulting from an FBI undercover operation. These events cast a shadow over racing’s reputation and were the subject of increased media scrutiny forcing industry leaders to act.26

HISA created the Horseracing Integrity and Safety Authority (the “Authority”), a “private, independent, self-regulatory, nonprofit corporation” purposed to develop and implement “a horseracing anti-doping and medication control program and a racetrack safety program.…”27 Two standing committees of the Authority will prescribe rules for each of the two target areas of concern.28 The Racetrack Safety Committee will establish a horseracing safety program, while The Anti-Doping and Medication Committee will help the Authority establish a medication control policy.29 The Authority only covers Thoroughbred horses, leaving the coverage of other breeds to individual racing commissions or breed governing organizations.30

The Authority is charged to seek an agreement with the United States Anti-Doping Agency (USADA) under which USADA will serve “as the anti-doping and medication control enforcement agency,” but will have no hand in prescribing drug rules.31 The Authority could not come to an agreement with USADA, but consistent with its mandate to identify and contract with an entity of comparable reputation to perform drug testing services, Drug Free Sport International was retained as the HISA drug enforcement arm. The Federal Trade Commission (FTC) will serve as an oversight body to the Authority and the FTC must approve all substantive and procedural rules of the Authority.32 The FTC also decides appeals from final decisions of the Authority.33

26 https://www.hisaus.org/about; https://www.albanylaw.edu/government-law-center/news/understanding-the-horseracing-integrity-and-safety-act-and-new-era.
27 HISA § 1203(a).
28 Bennett Liebman, Introducing the Horseracing Integrity and Safety Act and a New Era of Racing Regulation, 32 NYSBA Entertainment, Arts and Sprots Law Journal 64 (2021), https://papers.ssrn.com/sol3/papers.cfm?abstract_id=3780750.
29 Id..; HISA § 1207(B).
30 HISA § 1205(l).
31 HISA § 1205(e)(1)(A).

32 HISA § 1204, 1205(c)(2); https://www.hisaus.org/regulations.
33 HISA § 1209.

Two significant legal challenges34 35 to HISA have been dismissed by the courts for various reasons, but there has been significant resistance to HISA’s implementation by several racing states, most notably Texas, which has refused to allow HISA to regulate racing within its borders, citing legal constraints by its own state racing law.36 HISA has delayed the implementation of its anti-doping enforcement regulations until at least January 1, 2023, and has deferred some safety provisions (notably the implementation of the riding crop37 and horse shoe specifications38) due to unforeseen supply issues and other logistical challenges. There may be further delays in the implementation of HISA, and it is likely there will be another round of litigation once the July 1, 2022 Safety Rules, or the January 1, 2023 anti-doping regulations are implemented. The inability for regulatory issues related to HISA could result in interruptions to the racing calendar and could result in lost racing opportunities for Commonwealth’s horses.

Sales Practices

Three of the four states where a significant percentage of public auctions of Thoroughbreds are conducted, California, Florida, and Kentucky, have enacted statutes governing the documentation of transactions involving horses. (The fourth, New York, has not followed suit.) In general, these statutes require that the purchase or sale of equine assets be accompanied by a written bill of sale signed by both the buyer and the seller or their authorized agent. For purchases and sales made through public auctions, the bill of sale requirement may be satisfied by the issuance of an auction receipt or acknowledgement of purchase generated by the auction house and signed by the buyer or the buyer’s authorized agent.

In response to allegations of unfair and deceptive trade practices, states have begun to enact legislation intended to foster greater transparency in transactions involving equine assets. Florida and Kentucky have enacted laws governing the conduct of agents acting on behalf of buyers and sellers of equine assets. For example, an agent is not permitted to represent both the buyer and seller in the same transaction, unless the agent first discloses the dual representation and obtains the written consent of both the buyer and seller. Similarly, an agent is not permitted to purchase on behalf of a buyer, or recommend that the buyer purchase, any equine asset in which the agent has a direct or indirect interest without the buyer’s prior knowledge and written consent. An agent is also not permitted to receive payments in excess of $500 in connection with the purchase or sale of an equine asset from anyone other than his or her principal, unless the agent and the person making the payment first discloses the payment in writing to both the purchaser and seller, and the agent’s principal consents in writing to the payment. In addition, an agent acting on behalf of a buyer or seller in a transaction involving an equine asset is required, upon the request of his or her principal, to provide the principal with all financial records relating to the transaction.

These laws generally afford a person injured by a violation the right to recover from the violator the difference between the price paid for the equine assets and the actual value of the equine assets at the time of sale, the amount of any undisclosed or unapproved payments made by a third party, and legal fees and expenses.

FEES AND EXPENSES

Offering Expenses

Each series of the Company’s units will generally be responsible for certain fees, costs and expenses incurred in connection with the offering of the units associated with that series. Offering expenses consist of legal, accounting, escrow, underwriting, filing and compliance costs, as applicable, related to a specific offering (and excludes the ongoing costs of operating the series, classified as operating expenses). The Manager has agreed to limit the reimbursement of offering expenses by each Series to no more than 10% of the offering proceeds.

34 https://www.americanfarriers.com/articles/12520-equine-group-files-a-federal-lawsuit-to-halt-the-horseracing-integrity-and-safety-act.
35 https://www.americanfarriers.com/articles/12640-horseracing-safety-and-integrity-act-faces-another-federal-lawsuit.
36 https://www.bloodhorse.com/horse-racing/articles/259076/hisa-texas-clashing-over-regulatory-lines; https://www.bloodhorse.com/horse-racing/articles/259593/texas-racing-commission-issues-memo-defiant-to-hisa.
37 https://www.bloodhorse.com/horse-racing/articles/259775/ky-horsemen-air-hisa-concerns-at-churchill-meeting.
38 https://www.americanfarriers.com/articles/13376-hisa-delaying-implementation-of-thoroughbred-racetrack-shoeing-rules.

Acquisition Expenses

Each series of the Company’s units will be responsible for any and all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, development, and acquisition of the underlying asset related to such series incurred prior to the Closing. Acquisition expenses are expected to consist principally of the purchase price of the Series Asset, plus documentation costs, interest expense, the cost of pre-purchase medical examinations, bloodstock agent and sales fees and commissions, appraisal fees, research fees, transfer taxes, third party industry and due diligence experts, bank fees and interest (if the underlying asset was acquired using debt prior to completion of an offering), auction house fees, travel and lodging for inspection purposes and transportation costs to transfer the Thoroughbred from the seller’s possession. Acquisition expenses do not include the Brokerage Fee described in the following section.

Brokerage Fee

As compensation for serving as executing broker providing certain administrative services to the Company in connection with this Offering, Dalmore will receive a Brokerage Fee equal to 1% of the amount raised through this Offering plus a one-time consulting fee of $10,000 after the issuance of a “no objection” letter by FINRA and a one-time payment of $5,000 for out-of-pocket expenses paid to Dalmore. In connection with each offering and sale of units, each series of the Company’s units will be responsible for paying its own Brokerage Fee to Dalmore. The Brokerage Fee will be payable from the proceeds of each offering of units immediately upon closing. The Company will also pay Dalmore $1,000 for each post-effective amendment it subsequently files to offer a new series of units.

The “Use of Proceeds” sections for each of the Series and the “Plan of Distribution and Subscription Procedure” section include further details.

Sourcing Fee

The Company, the Series and the Manager will enter into the Management Services Agreement, pursuant to which the Series will appoint the Manager to manage the Series’ Thoroughbred asset and conduct its racing and breeding activities. See “Description of the Business – Description of the Management Services Agreement.”

As consideration for identifying and exploring acquisition opportunities, conducting due diligence evaluations of potential Thoroughbred assets, negotiating, and structuring the terms and conditions of acquisitions and other related functions, the Manager will be paid a fee of up to 15% of the cost of acquiring the Thoroughbred Asset from the proceeds of each offering at closing.

Management Fees

As compensation for the services provided by the Manager managing the Series’ Thoroughbred Asset and conducting Unitholder relations, the Manager will be entitled to receive the following fees:

●

A fee equal to 10% of the amount of the reserves for training expenses and working capital contingencies for each Series Offering, payable from the offering proceeds at the time training expenses are incurred.

●

During a Series Thoroughbred’s racing career the Manager will be paid a fee equal to 10% of net winnings after fees customarily withheld from purses by the horsemen’s bookkeeper prior to distribution of net purses earned, which will become due and payable to the Manager when released by the track at which the race took place, and the purse was earned. The percentage will increase to 20% once the aggregate amount of distributions to Series Unit holders from racing and asset sale activities equals the amount of offering proceeds received by the Series.

●

After the Series Thoroughbred retires from racing, the Manager will be paid a quarterly fee equal to a percentage of any Series Revenue generated by the Series, payable at the time there is a distribution of Series Revenue to Unit Holders of the Series, as described in Distribution Rights below. The percentage will be 10% until the aggregate amount of distributions to Series Unit holders from racing, breeding, and asset sale activities equals the amount of offering proceeds received by the Series, at which time the percentage will increase to 20%.

The Manager will not be entitled to any compensation other than as described above and will be responsible for its own operating and administrative expenses.

The “Use of Proceeds” sections for each of the Series and the “Plan of Distribution and Subscription Procedure” section include further details.

Organizational Fee

The Manager will be paid an Organizational Fee equal to 3% of the proceeds received from each offering of units of the Company’s series to reimburse the Manager for legal, accounting and compliance expenses incurred to set up the legal and financial framework and compliance infrastructure for the marketing and sale of Units in all subsequent Series Offerings. Organizational expenses incurred by the Manager totaled $128,416 in 2021 and $48,229 for the first six months of 2022. The Organizational Fee would be 3% of the offering proceeds raised in each Series Offering.

Advisor Compensation

Advisors will not be entitled to compensation by the Company or any series for their services advising the Manager. Advisors may be reimbursed by a series for out-of-pocket expenses they incur for services provided to a series (such as, for example, travel related to the evaluation of a Thoroughbred asset).

MANAGEMENT

Manager

The Manager of the Company is Commonwealth Markets Inc. The Company operates under the direction of the Manager, which is responsible for conducting the operation of its business, directing its day-to-day affairs, and implementing our investment strategy. The Manager serves as the “Managing Member” of each series under the terms of the Operating Agreement and the Management Services Agreement of that series.

The Manager will make decisions with respect to all asset acquisitions and dispositions and determine how to manage the Thoroughbred Assets in order, in general terms, to generate revenue, maximize asset value, and evaluate potential sale opportunities, which may lead to the liquidation of a Series. The Manager will be responsible for the development, health, and training of Series Thoroughbreds, including hiring trainers and veterinarians. The Manager and its officers and directors are not required to devote all their time to our business and are only required to devote such time to our affairs as their duties require.

The Company will follow guidelines adopted by the Manager and implement policies set forth in the Operating Agreement unless otherwise modified by the Manager. The Manager may establish further written policies and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. The Manager may change our objectives at any time without approval of our Unit Holders. The Manager itself has limited track record and is relying on the experience of its individual officers, directors, and advisors.

The Manager performs its duties and responsibilities as set forth in our Operating Agreement. The Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our Unit Holders. Furthermore, we have agreed to limit the liability of the Manager and to indemnify the Manager against certain liabilities.

Responsibilities of the Manager

The responsibilities of the Manager include:

Thoroughbred Sourcing and Disposition Services

●	Define and oversee the overall strategy of Thoroughbred sourcing, training, racing, breeding, and disposition;

●

Manage the Company’s Thoroughbred sourcing activities, including creating the Thoroughbred acquisition policy, organizing, and evaluating due diligence for specific acquisition opportunities, and structuring partnerships with breeders, trainers, brokers, and dealers who may provide opportunities to source quality Thoroughbreds;

●	Negotiate and structure the terms and conditions of acquisitions of Thoroughbred assets with sellers;

●	Evaluate any potential Thoroughbred purchase offers from third parties, which may result in Thoroughbred sales or other liquidity transactions;

●	Structure and negotiate the terms and conditions of transactions pursuant to which Thoroughbred assets may be sold.

Services in Connection with an Offering

●	Create and manage all series of interest for offerings related to Thoroughbred assets on the Commonwealth Platform;

●	Develop offering materials, including the determination of its specific terms and structure and description of the Thoroughbred assets;

●

Create and submit all necessary regulatory filings including, but not limited to, SEC filings and financial audits and coordinate with the broker of record, lawyers, accountants, and escrow agents as necessary in such processes;

●	Prepare all marketing materials related to offerings and obtain approval for such materials from the broker of record;

●	Together with the broker of record, coordinate the receipt, collection, processing and acceptance of subscription agreements and other administrative support functions;

●	Create and implement various technology services, transactional services, and electronic communications related to any offerings;

●	All other necessary offering related services.

Thoroughbred Operations

●	Oversee training, racing, and breeding opportunities by any Thoroughbred assets;

●	Engage service providers for training, racing, and breeding activities of Thoroughbred assets;

●	Allocate revenues and costs related to Thoroughbred racing and breeding activities to the appropriate series in accordance with our allocation policy;

●	Approve potential joint ventures, limited partnerships, and other such relationships with third parties related to Thoroughbred assets.

Unit Holder Relationship Services

●	Provide any appropriate updates related to Thoroughbred assets or offerings electronically or through the Commonwealth Platform;

●	Manage communications with Unit Holders, including answering e-mails, preparing, and sending written and electronic reports and other communications;

●	Establish technology infrastructure to assist in providing Unit Holder support and services;

●	Determine our distribution policy and determine amounts of and authorize Series Revenue distributions from time to time;

●	Maintain Series Revenue funds in deposit accounts or investment accounts for the benefit of a Series.

Administrative Services

●	Manage and perform the various administrative functions necessary for our day-to-day operations;

●

Provide financial and operational planning services and collection management functions including determination, administration and servicing of any expense reimbursement made to the Company or any series by the Manager to cover any operating expense shortfalls;

●	Administer the potential issuance of additional Units to cover any potential operating expense shortfalls;

●

Maintain accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and required to be filed with the SEC and any other regulatory agency, including annual and semi-annual financial statements;

●	Maintain all appropriate books and records for the Company and all the series of units;

●	Obtain and update market research and economic and statistical data in connection with the Thoroughbred assets and the general Thoroughbred market;

●	Oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;

●	Supervise the performance of such ministerial and administrative functions as may be necessary in connection with our daily operations;

●	Provide all necessary cash management services;

●	Manage and coordinate with the transfer agent, if any, the process of making distributions and payments to Unit Holders or the transfer or re-sale of securities as may be permitted by law;

●	Evaluate and obtain adequate insurance coverage for the Thoroughbred assets based upon risk management determinations;

●	Provide timely updates related to the overall regulatory environment affecting the Company, as well as managing compliance with regulatory matters;

●	Evaluate our corporate governance structure and appropriate policies and procedures related thereto; and

●	Oversee all reporting, record keeping, internal controls and similar matters in a manner to allow us to comply with applicable law.

Executive Officers, Directors, and Key Employees

The following individuals are the principal shareholders, directors, executive officers, and significant employees of the Manager:

Name	Position	Age	Term of Office
Brian Doxtator	Chief Executive and Chief Financial Officer	40	Since June 2019
Chase Chamberlin	Head of Racing	33	Since June 2019

Brian Doxtator, age 40, has over 15 years’ experience at the intersection of strategy, operations, and management at companies focused on innovation and growth industries. His formative years were spent in the fields of mergers and acquisitions (“M&A”) and corporate strategy. First, Brian was as an analyst with Legg Mason’s technology M&A group, where he was responsible for structuring and modeling M&A transactions. While at Legg Mason, he was the sole analyst, and heavily involved in drafting SEC offerings memos, for two lead-managed IPOs. Later, as an associate in the M&A and strategy group for IAC/InterActiveCorp (NASDAQ: IAC), Brian worked with dozens of IAC business units to define long-term strategic objectives, and based on those objectives, Brian would identify opportunities to acquire, invest, and partner with other companies to further IAC’s long-term strategy. Once an opportunity was identified, Brian managed a cross-function team of corporate employees to structure and execute the transaction. During his time at IAC, Brian became an expert on digital business models while working with the company’s 80 owned and operated businesses including Ticketmaster, Match.com, LendingTree, HSN, College Humor and many others.

In 2011, Brian moved on to work in venture-backed startups. From March 2011 through March 2016, he served as Vice President, General Manager (the company’s first non-technical executive) of PlayHaven, a mobile marketing platform for mobile app developers. At PlayHaven, Brian and his staff were broadly responsible for all non-technical functions including revenue, account management, data analysis and optimization, legal, finance, marketing, and board management and fundraising. From 2011 to 2016, the PlayHaven platform was integrated into 80% of the top 1,000 mobile apps in the world and 500 million mobile phones around the world. PlayHaven clients included top app developers Supercell, Disney, EA, King, and several others. Brian was instrumental in growing revenue from $0 to $45 million per year and expanding the team from five to 150 employees with offices around the world. Additionally, Brian helped lead the company through multiple VC-backed fundraising rounds and navigate a merger with analytics platform Kontagent.

From February 2017 through June 2018, Brian served as Chief Operating Officer of Model VR, a virtual-reality hardware and software developer for the entertainment and video game industries. Brian’s responsibilities as Model VR were go-to-market strategy and fundraising.

Since April 2014, Brian has also been serving as the co-founder and Chief Financial Officer of LOHO Bride LLC, a high-end bridal brand with retail stores in Los Angeles and San Francisco and online e-commerce operations.

Chase Chamberlain, age 32, has been involved in the equine industry for more than 20 years. A national champion equestrian in both the United States and Canada, Chase has a deep understanding of acquiring and selecting bloodstock, veterinary care, equine performance management, nutrition, training, and breeding. Since June 2013, Chase has served as an independent equine consultant, in which capacity he has personally been involved in brokering more than $3 million in bloodstock with American and foreign buyers.

Since May 2016, Chase has been a Digital Marketing Strategist for Epipheo Inc., one of the world’s largest digital video agencies. During his time at Epipheo, Chase has been the leading contributor to the organization’s growth, producing over $25 million in award winning digital brand strategies and content for companies such as Google, Proctor and Gamble, Walmart, Amazon, Red Bull, Fifth Third Bank, Travelers, Nickelodeon, Disney, Microsoft, GlaxoSmithKline and many more. In this role, Chase has been responsible for helping clients large and small clarify complex business problems, architecting digital strategies to solve those problems and aligning the right team of world class creative talent to bring those strategies to life.

From June 2013 through December 2014, Chase worked as the Assistant Director, Business Development and Marketing with Great Nursing Care, Inc. In this role, Chase managed the development of a department and initiative responsible for re-branding, repositioning, and growing the 20-year-old home health care organization, which operates in one of the United States’ most competitive markets. During this time, he led the development of strategic relationships with healthcare providers, insurance networks and other local partners.

COMPENSATION

Compensation of Executive Officers

The Company currently has no employees, nor do we currently intend to hire any employees who will be compensated directly by the Company. Each of the executive officers of the Manager manage our day-to-day affairs, oversee the review, selection and recommendation of acquisition and disposition opportunities, and monitor the development, health, and training performance of acquired Thoroughbreds, consistent with our business objectives. In the future, each of these individuals may receive compensation from Commonwealth Markets Inc. for their services, including services performed for us on behalf of the Manager, although they have not received any such compensation to date. Although we will indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to the Manager, we do not intend to pay any compensation directly to these individuals.

Compensation of Manager

The Manager may receive Management Fees and reimbursement for costs incurred relating to this and other offerings (such as Offering Expenses and Acquisition Expenses). Neither the Manager nor its affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of the Units.

During the fiscal year ended December 31, 2021, the compensation of the Manager was as follows:

Name	Capacities in which compensation was received (e.g., Chief Executive Officer, Director, etc.)	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Commonwealth Markets Inc.	Manager	$1,673(1)	$0	$1,673

(1)	Of the total amount of cash compensation, $0 was attributed to compensation for acquisition of a Thoroughbred asset and $1,637 was attributed to revenue from racing operations.

A more complete description of the management of the Company is included in “Description of the Business” and “Management.”

PRINCIPAL INTEREST HOLDERS

As of December 31, 2022, the securities of the Company were beneficially owned as follows:

Unit Series	Beneficial Owner (1)	Units Beneficially Owned	Percent of Class

Series A1	Commonwealth Markets Inc.	50	100%
Series Country Grammer	Commonwealth Markets Inc.	52	2.7%
Series I Got A Gal (2)	Commonwealth Markets Inc.	44	2.7%
Series Pine Valley	Commonwealth Markets Inc.	28	3.3%
Series Swing Shift	Commonwealth Markets Inc.	45	2.2%
Series We The People	Commonwealth Markets Inc.	26	2.2%

(1)	Unless otherwise specified, the address of each of the persons set forth in this column is 101 West Loudon Ave Suite 210, Lexington, Kentucky 40508.
(2)

The Manager loaned the Company $53,623 to purchase a 33% interest in I Got A Gal. As provided in the convertible note from the Company to the Manager, proceeds from the Series I Got A Gal Offering were used to pay 95.8% of the principal of the note from the Manager, and the $2,242 unpaid balance was converted into 44 Units issued to the Manager. See Item 5. Interest of Management and Others in Certain Transactions.

Commonwealth Markets acquired 50 of the Company’s Series A1 Units in exchange for a capital contribution of $5,000. The Series A1 Units represent the Manager’s capital account in the Company, which is treated as a partnership or disregarded entity for all federal and state tax purposes. Each of the Company’s series offered to investors elected to be taxed as a “C” corporation.

Holders of Series A1 Units are not entitled to vote on matters submitted for the consent or approval of all of the Company’s members generally. No separate vote or consent of the holders of Series A1 Units is required to approve any matter, except as required by the Delaware Act or the Operating Agreement. The affirmative vote of the holders of a majority of the Series A1 Units then outstanding is required for:

●	Any amendment to the Operating Agreement that would adversely change the rights of the Series A1 Units;
●	Mergers, consolidations, or conversions of Series A1 or the Company; and
●	All such other matters that the Managing Member, in its sole discretion, determines require the approval of the holders of the outstanding Series A1 Units voting as a separate class.

Upon any liquidation of the Company, subject to the preferential rights, if any, of holders of any other class or Series of Units, all property held solely by the Company and not by a specific Series, and all amounts in excess of the amount required to discharge liabilities of the Company only (and not of a specific Series) will be distributed to the holders of the Series A1 Units on an equal per unit basis as provided in the Operating Agreement.

Holders of Series A1 Units have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions.

DESCRIPTION OF THE UNITS OFFERED

The following is a summary of the principal terms of, and is qualified by reference to the Operating Agreement, attached hereto as Exhibit 2.2, and the Subscription Agreement, attached hereto as Exhibit 4.1, relating to the purchase of the applicable Series of Units. This summary is qualified in its entirety by reference to the detailed provisions of those agreements, which should be reviewed in their entirety by each prospective Investor. If the provisions of this summary differ from the provisions of the Operating Agreement or the Subscription Agreement (as applicable), the provisions of the Operating Agreement or the Subscription Agreement (as applicable) shall apply. Capitalized terms used in this summary that are not defined herein shall have the meanings ascribed thereto in the Operating Agreement.

Description of the Units

The Company is a series limited liability company formed pursuant to Section 18-215 of the LLC Act. The purchase of membership units in any Series of the Company is an investment only in that Series and not an investment in the Company as a whole. In accordance with the LLC Act, the Series Units are, and any other series of units if issued in the future will be, a separate series of units of limited liability company interest of the Company and not in a separate legal entity. The Company has not issued, and has no current intention to issue, any class or series of Units entitled to any preemptive, preferential, or other rights that are not otherwise available to Investors purchasing Units in connection with any of the Series Offerings.

Title to the Thoroughbred Assets will be held by, or for the benefit of, the applicable Series of Units. We intend that each Series will own its own Thoroughbred Asset(s). We do not anticipate that any of the Series offered hereby will acquire any Thoroughbred asset other than its interest in the Thoroughbred for whom the Series is named. A new series will be issued for future Thoroughbred Assets. An Investor who invests in this Offering will not have any indirect interest in any other Thoroughbred Assets unless the Investor also participates in a separate offering associated with those other Thoroughbred Assets.

Section 18-215(b) of the LLC Act provides that, if certain conditions are met, (including that certain provisions are in the formation and governing documents of the series limited liability company, and if the records maintained for any such series account for the assets associated with such series separately from the assets of the limited liability company, or any other series), then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable only against the assets of such series and not against the assets of the limited liability company generally or any other series. Accordingly, the Company expects the Manager to maintain separate, distinct records for each series and its associated assets and liabilities. As such, the assets of a series include only the horse associated with that series and other related assets (e.g., cash reserves). As noted in the “Risk Factors” section, the limitations on inter-series liability provided by Section 18-215(b) have never been tested in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one series should be applied to meet the liabilities of the other series or the liabilities of the Company generally where the assets of such other series or of the Company generally are insufficient to meet the Company’s liabilities.

Section 18-215(c) of the LLC Act provides that a series established in accordance with Section 18-215(b) may carry on any lawful business, purpose, or activity, other than the business of banking, and has the power and capacity to, in its own name, contract, hold title to assets (including real, personal, and intangible property), grant liens and security interests, and sue and be sued. The Company intends for each series to conduct its business and enter into contracts in its own name to the extent such activities are undertaken with respect to a particular series and title to the relevant Thoroughbred asset will be held by, or for the benefit of, the relevant series.

All Units offered by this Offering Circular will be duly authorized and validly issued. Upon payment in full of the consideration payable with respect to the Units of a Series, as determined by the Manager, the Unit Holders of that Series will not be liable to the Company to make any additional capital contributions with respect to the purchased Units (except for the return of distributions under certain circumstances as required by Sections 18-215, 18-607 and 18-804 of the LLC Act). Holders of the Units offered by this Offering Circular have no conversion, exchange, sinking fund, redemption or appraisal rights, no pre-emptive rights to subscribe for any Units and no preferential rights to distributions.

Although affiliates of the Manager expect to subscribe for Units of each Series Offering on the same terms as other investors, the Manager and its affiliates are not required to own any of the outstanding Units of any Series. If the Manager or its associates participates in the Offering, they will participate on the same terms as all other Investors. The Manager may sell any of its Units from time to time after the Closing of an Offering.

The Manager has the authority under the Operating Agreement to cause the Company to issue Units to investors as well as to other persons or entities for such cost (or no cost) and on such terms as the Manager may determine, subject to the terms set forth in the applicable Series Designation. The Series Designations are attached as Exhibits to the Offering Statement.

An Investor in this Offering will acquire an ownership interest in the Series in which the Investor purchased Units and not, for the avoidance of doubt, in (i) the Company, (ii) any other series if the Company’s Units, (iii) the Manager, (iv) the Commonwealth Platform or (v) the Series Asset or any underlying asset owned by any other series of interest. Our Units will not immediately be listed on a securities exchange and a liquid market in the Unit cannot be guaranteed. We currently have no plans to create our own trading market or partner with an existing platform to allow for trading of the Units. We encourage you to review the additional risks related to liquidity in the “Risk Factors” section.

Further Issuance of Units

Only Units in the Series named on the cover page are being offered and sold pursuant to this Offering Circular. The Operating Agreement provides that the Manager may limit the number of beneficial owners of Units of each Series to no more than 2,000 qualified purchasers (no more than 500 of whom cannot be accredited investors). The Manager has the option to issue additional Units of a Series (in addition to those issued in connection with this Offering) on the same terms as the Units offered hereunder as is required from time to time in order to pay any Operating Expenses which exceed revenue generated from the Series Asset.

Distribution rights

The Manager has sole discretion in determining what distributions of Series Revenue, if any, are made to Unit Holders except as otherwise limited by law or the Operating Agreement. The Company expects the Manager to distribute any Series Revenue on a quarterly basis as set forth below. However, the Manager may change the timing of distributions or determine that no distributions shall be made in its sole discretion.

Any Series Revenue generated by a Series will be applied in the following order of priority:

(1)

First, to repay any amounts outstanding under any Operating Expenses Reimbursement Obligation of the Series plus accrued interest; including the portions of the Management Fee payable for training management and from net winnings, as described under “Management Fee;”

(2)	Second, to create such reserves as the Manager deems necessary, in its sole discretion, to meet future Operating Expenses of the Series;

(3)	Third, to Series Unit holders, pro rata according to their Unit ownership; and .

(4)

Fourth, after the Series Thoroughbred retires from racing, the Manager will be paid a quarterly fee equal to a percentage of any Series Revenue generated by the Series, payable at the time there is a distribution of Series Revenue to Series Unit holders.

The percentage of Series Revenue payable to the Manager from race winnings and from sale and breeding activities will be 10% until the aggregate amount of distributions to Series Unit holders from racing, breeding, and asset sale activities equals the amount of offering proceeds received by the Series, at which time the percentage will increase to 20%.

No Series will distribute a Series Asset in kind to its Unit Holders.

The LLC Act (Section 18-607) provides that a member who receives a distribution with respect to a series and knew at the time of the distribution that the distribution was in violation of the LLC Act will be liable to the series for the amount of the distribution for three years. Under the LLC Act, a series limited liability company may not make a distribution with respect to a series to a member if, after the distribution, all liabilities of such series, other than liabilities to members on account of their limited liability company interests with respect to such series and liabilities for which the recourse of creditors is limited to specific property of such series, would exceed the fair value of the assets of such series. For the purpose of determining the fair value of the assets of the series, the LLC Act provides that the fair value of property of the series subject to liability for which recourse of creditors is limited shall be included in the assets of such series only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the LLC Act, an assignee who becomes a substituted member of a company is liable for the obligations of his assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to it at the time the assignee became a member and that could not be ascertained from the operating agreement.

Redemption provisions

The Units are not redeemable.

Registration rights

There are no registration rights in respect of the Units.

Voting rights

The Manager is not required to hold an annual meeting of Unit Holders. The Operating Agreement provides that meetings of interest holders may be called by the Manager and a designee of the Manager shall act as chairman at such meetings. The Investor does not have any voting rights as an interest holder in the Company or a series except with respect to:

●	the for-cause removal of the Manager;
●	the dissolution of the Company upon the for-cause removal of the Manager, and
●	an amendment to the Operating Agreement that would:
o	enlarge the obligations of, or adversely affect, an interest holder in any material respect;
o	reduce the voting percentage required for any action to be taken by the holders of units in the Company under the Operating Agreement;
o	change the situations in which the Company and any series can be dissolved or terminated;
o	change the term of the Company (other than the circumstances provided in the Operating Agreement); or
o	give any person the right to dissolve the Company.

Each unit holder will be entitled to one vote per unit owned on all matters submitted to a vote of the unit holders of an applicable series or of the unit holders of all series of the Company, as applicable. The removal of the Manager as manager of the Company and all series of units must be approved by two-thirds of the votes that may be cast by all unit holders in any series of the Company. All other matters to be voted on by the unit holders must be approved by a majority of the votes cast by all unit holders in any series of the Company present in person or represented by proxy.

The consent of the holders of a majority of the units of a series is required to amend the Operating Agreement in a manner that would adversely change the rights of the units of the series, result in mergers, consolidations, or conversions of the units of the series and for any other matter as the Manager, in its sole discretion, determines will require the approval of the holders of the units of the series voting as a separate class.

The Manager and its affiliates (if they hold units of a series) may not vote as unit holders in respect of any matter put to the unit holders. However, the submission of any action of the Company or a series for a vote of the unit holders must first be approved by the Manager, and no amendment to the Operating Agreement may be made without the prior approval of the Manager if the amendment would decrease the rights of the Manager or increase the obligations of the Manager.

The Manager has broad authority to act with respect to the Company and any series. See “Management” for more information. Except as set forth above, the Manager, in its sole discretion, may amend the Operating Agreement without the approval of the unit holders to, among other things, reflect the following:

●

the merger of the Company with, or the conveyance of all its assets to, a newly formed entity if the sole purpose of that merger or conveyance is merely to change the legal form into another limited liability entity;

●	a change that the Manager determines to be necessary or appropriate to implement any state or federal statute, rule, guidance, or opinion;
●	a change that the Manager determines to be necessary, desirable, or appropriate to facilitate the trading of units;
●

a change that the Manager determines to be necessary or appropriate for the Company to qualify as a limited liability company under the laws of any state or to ensure that each series will continue to qualify as a corporation for U.S. federal income tax purposes;

●

an amendment that the Manager determines, based upon the advice of counsel, to be necessary or appropriate to prevent the Company, the Manager, or the officers, agents, or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or “plan asset” regulations adopted under ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

●	any amendment that the Manager determines to be necessary or appropriate for the authorization, establishment, creation, or issuance of any additional series;
●

any amendment that the Manager determines to be necessary or appropriate for the formation by the Company of, or its investment in, any corporation, partnership, or other entity, as otherwise permitted by the Operating Agreement;

●	a change in the fiscal year or taxable year and related changes;
●	a change in the name of the Company, the location of the Company’s principal place of business or the Company’s registered agent; and
●	any other amendments which the Manager deems necessary or appropriate to enable the Manager to exercise its authority under the Operating Agreement.

In each case, the Manager may make such amendments to the Operating Agreement provided the Manager determines that those amendments do not adversely affect the unit holders (including any particular series of units as compared to other series) in any material respect.

Furthermore, the Manager retains sole discretion to create and set the terms of any new series and will have the sole power to acquire, manage and dispose of underlying asset of each series.

Liquidation rights

The Operating Agreement provides that the Company will remain in existence until the earlier of the following: (i) the election of the Manager to dissolve it; (ii) the sale, exchange or other disposition of substantially all of the assets of the Company; (iii) the entry of a decree of judicial dissolution of the Company; (iv) at any time that the Company no longer has any members, unless the business is continued in accordance with the LLC Act; and (v) a vote by two-thirds of all unit holders of the Company following the for-cause removal of the Manager. In no circumstances may the Company be wound up pursuant to Section 18-801(a)(3) of the LLC Act upon the vote of members who hold more than two-thirds of the interests in the profits of the Company.

A series will remain in existence until the earlier of the following: (i) the dissolution of the Company, (ii) the election of the Manager to dissolve such series; (iii) the sale, exchange, or other disposition of substantially all of the assets of the series; or (iv) at any time that the series no longer has any members, unless the business is continued in accordance with the LLC Act. In no circumstances may a series be wound up pursuant to Section 18-801(a)(3) of the LLC Act upon the vote of members who hold more than two-thirds of the interests in the profits of the series.

Upon the occurrence of one of the foregoing events, the Manager (or a liquidator selected by the Manager) is charged with winding up the affairs of the series or the Company as a whole, as applicable, and liquidating its assets. Upon the liquidation of a series or the Company as a whole, as applicable, the underlying assets will be liquidated and any after-tax proceeds distributed: (i) first, to any third party creditors, (ii) second, to any creditors that are the Manager or its affiliates (e.g., payment of any outstanding Operating Expenses Reimbursement Obligation), and thereafter, (iii) to the unit holders of the relevant series, allocated pro rata based on the number of units held by each unit holder (which may include the Manager and any of its affiliates and which distribution within a series will be made consistent with any preferences that may exist within such series).

Transfer restrictions

The Units are subject to restrictions on transferability. A Unit Holder may not transfer, assign, or pledge its Units without the consent of the Manager. The Manager may withhold consent in its sole discretion, including when the Manager determines that such transfer, assignment or pledge would result in (a) there being more than 2,000 beneficial owners of the Series or more than 500 beneficial owners of the Series that are not “accredited investors”, (b) the assets of the Series being deemed “plan assets” for purposes of ERISA, (c) the transferee Unit Holder holding in excess of 19.9% of the Series, (d) a change of U.S. federal income tax treatment of the Company and the Series, or (e) the Company, the Series or the Manager being subject to additional regulatory requirements. The transferring Unit Holder is responsible for all costs and expenses arising in connection with any proposed transfer (regardless of whether such sale is completed) including any legal fees incurred by the Company or any broker or dealer, any costs, or expenses in connection with any opinion of counsel and any transfer taxes and filing fees. The Manager may transfer all or any portion of the Units held by the Manager at any time and from time to time.

Additionally, unless and until the Units of the Company are listed or quoted for trading, there are restrictions on the holder’s ability to the pledge or transfer the Units. We cannot assure you that we will, or will be able to, register the Units for resale. Therefore, Investors may be required to hold their Units indefinitely. Please refer to Exhibit 4.1 – Form of Subscription Agreement for additional information regarding these restrictions. To the extent certificated, the Units issued in this Offering will bear a legend setting forth these restrictions on transfer and any legends required by state securities laws.

Agreement to be Bound by the Operating Agreement; Power of Attorney

By purchasing Units, the Investor will be admitted as a member of the Company and will be bound by the provisions of, and deemed to be a party to, the Operating Agreement. Pursuant to the Operating Agreement, each Investor grants to the Manager a power of attorney to, among other things, execute and file documents required for the Company’s qualification, continuance, or dissolution. The power of attorney also grants the Manager the authority to make certain amendments to, and to execute and deliver such other documents as may be necessary or appropriate to carry out the provisions or purposes of, the Operating Agreement.

Duties of officers

The Operating Agreement provides that, except as may otherwise be provided by the Operating Agreement, the property, affairs, and business of each series of units will be managed under the direction of the Manager. The Manager has the power to appoint the officers and such officers have the authority, exercise the powers, and perform the duties specified in the Operating Agreement or as may be specified by the Manager. Commonwealth Markets Inc. is the Manager of each series and manages the underlying assets.

The Company may decide to enter into separate indemnification agreements with the directors and officers of the Company, the Manager (including if the Manager appointed is not Commonwealth Markets Inc.). If entered into, each indemnification agreement is likely to provide, among other things, for indemnification to the fullest extent permitted by law and the Operating Agreement against any and all expenses, judgments, fines, penalties, and amounts paid in settlement of any claim. The indemnification agreements may also provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to the Company if it is found that such indemnitee is not entitled to such indemnification under applicable law and the Operating Agreement.

Books and reports

The Company is required to keep appropriate books of the business at its principal offices. The books will be maintained for both tax and financial reporting purposes on a basis that permits the preparation of financial statements in accordance with GAAP. For financial reporting purposes and tax purposes, the fiscal year and the tax year are the calendar year, unless otherwise determined by the Manager in accordance with the Internal Revenue Code. The Manager will file periodic reports of the Company with the SEC as required by 17 CFR §230.257.

Under the Securities Act, we must update this Offering Circular upon the occurrence of certain events, such as asset acquisitions. We will file updated offering circulars and offering circular supplements with SEC. We are also subject to the informational reporting requirements of the Exchange Act that are applicable to Tier 2 companies whose securities are registered pursuant to Regulation A, and accordingly, we will file annual reports, semiannual reports, and other information with SEC. In addition, we plan to provide Unit Holders with periodic updates, including offering circulars, offering circular supplements, pricing supplements, information statements and other information.

We will provide such documents and periodic updates electronically through the Commonwealth Platform. As documents and periodic updates become available, we will notify Unit Holders of this by sending the Unit Holders an e-mail message or a message through the Commonwealth Platform that will include instructions on how to retrieve the periodic updates and documents. If our e-mail notification is returned to us as “undeliverable,” we will contact the Unit Holder to obtain an updated e-mail address. We will provide Unit Holders with copies via e-mail or paper copies at any time upon request. The contents of the Commonwealth Platform are not incorporated by reference in or otherwise a part of this Offering Circular.

Exclusive jurisdiction; waiver of jury trial

To the fullest extent permitted by applicable law, any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, and each Investor will covenant and agree not to bring any such claim in any other venue. If a Unit Holder were to bring a claim against the Company or the Manager pursuant to the Operating Agreement, it would have to do so in the Delaware Court of Chancery. This exclusive forum provision will not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Delaware Court of Chancery, or for which the Delaware Court of Chancery does not have subject matter jurisdiction. The Operating Agreement also contains a waiver of trial by jury, to the fullest extent permitted by applicable law, although that waiver is not intended to apply to claims or suits under federal securities laws.

Listing

None of the Units of any Series of the Company are currently listed or quoted for trading on any national securities exchange or national quotation system.

MATERIAL UNITED STATES TAX CONSIDERATIONS

The following is a summary of the material United States federal income tax consequences of the ownership and disposition of the Units to United States holders but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (the “IRS”), with respect to the statements made and the conclusions reached in the following summary, and we cannot assure you that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any United States state or local or any non-United States jurisdiction or under United States federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to an Investor’s particular circumstances or to Investors that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies or other financial institutions;
●	persons subject to the alternative minimum tax;
●	tax-exempt organizations;
●	dealers in securities or currencies;
●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
●	persons that own, or are deemed to own, more than five percent of our Units (except to the extent specifically set forth below);
●	certain former citizens or long-term residents of the United States;
●	persons who hold our Units as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;
●	persons who do not hold our Units as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or
●	persons deemed to sell our Units under the constructive sale provisions of the Code.

In addition, if a partnership, including any entity or arrangement, domestic or foreign, classified as a partnership for United States federal income tax purposes, holds Units, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold Units, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the United States federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our Units arising under the United States federal estate or gift tax rules or under the laws of any United States state or local or any foreign taxing jurisdiction or under any applicable tax treaty.

Definitions

U.S. Holder. A “U.S. Holder” includes a beneficial owner of the Units that is, for U.S. federal income tax purposes, an individual citizen or resident of the United States.

Taxation of each Series of Units as a “C” Corporation

The Company, although formed as a Delaware series limited liability company eligible for tax treatment as a “partnership,” has affirmatively elected for each series of its units to be taxed as a “C” corporation under Subchapter C of the Code for all federal and state tax purposes. Thus, each series of units (other than the Series A1 Units held exclusively by the Manager) will be taxed at regular corporate rates on its income before making any distributions to Unit Holders as described below.

Taxation of Distributions to Investors

Distributions to U.S. Holders out of the Company’s current or accumulated earnings and profits will be taxable as dividends. A U.S. Holder who receives a distribution constituting “qualified dividend income” may be eligible for reduced federal income tax rates. U.S. Holders are urged to consult their tax advisors regarding the characterization of corporate distributions as “qualified dividend income.” Distributions in excess of the Company’s current and accumulated earnings and profits will not be taxable to a U.S. Holder to the extent that the distributions do not exceed the adjusted tax basis of the U.S. Holder’s units. Rather, such distributions will reduce the adjusted basis of such U.S. Holder’s units. Distributions in excess of current and accumulated earnings and profits that exceed the U.S. Holder’s adjusted basis in its Units will be taxable as capital gain in the amount of such excess if the Units are held as a capital asset.

Investors should note that Section 1411 of the Code imposes a 3.8% tax on certain investment income (the “3.8% NIIT”). In general, in the case of an individual, this tax is equal to 3.8% of the lesser of (i) the taxpayer’s “net investment income” or (ii) the excess of the taxpayer’s adjusted gross income over the applicable threshold amount ($250,000 for taxpayers filing a joint return, $125,000 for married individuals filing separate returns, $250,000 for qualifying widow(er)s with a dependent child and $200,000 for other taxpayers). In the case of an estate or trust, the 3.8% tax will be imposed on the lesser of (x) the undistributed net investment income of the estate or trust for the taxable year, or (y) the excess of the adjusted gross income of the estate or trust for such taxable year over a beginning dollar amount of the highest tax bracket for such year (for 2021, that amount is $13,050). U.S. Holders should note that dividends will be included as investment income in the determination of “net investment income” under Section 1411(c) of the Code.

Taxation of Dispositions of Units

Upon any taxable sale or other disposition of our Units, a U.S. Holder will recognize gain or loss for federal income tax purposes on the disposition in an amount equal to the difference between the amount of cash and the fair market value of any property received on such disposition; and the U.S. Holder’s adjusted tax basis in the Units. A U.S. Holder’s adjusted tax basis in the Units generally equals his or her initial amount paid for the Units and decreased by the amount of any distributions to the Investor in excess of the Company’s current or accumulated earnings and profits. In computing gain or loss, the proceeds that U.S. Holders receive will include the amount of any cash and the fair market value of any other property received for their Units, and the amount of any actual or deemed relief from indebtedness encumbering their Units. The gain or loss will be long-term capital gain or loss if the Units are held for more than one year before disposition. Long-term capital gains of individuals, estates and trusts currently are taxed at a maximum rate of 20% (plus any applicable state income taxes) plus the 3.8% NIIT. The deductibility of capital losses may be subject to limitation and depends on the circumstances of a particular U.S. Holder; the effect of such limitation may be to defer or to eliminate any tax benefit that might otherwise be available from a loss on a disposition of the Units. Capital losses are first deducted against capital gains, and, in the case of non-corporate taxpayers, any remaining such losses are deductible against salaries or other income from services or income from portfolio investments only to the extent of $3,000 per year.

Backup Withholding and Information Reporting

Generally, the Company must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you.

Payments of dividends or of proceeds on the disposition of the Units made to you may be subject to additional information reporting and backup withholding at a current rate of 24% unless you establish an exemption. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a United States person.

Backup withholding is not an additional tax; rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

The preceding discussion of United States federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular United States federal, state, and local and foreign tax consequences, if applicable, of purchasing, holding, and disposing of our Units, including the consequences of any proposed change in applicable laws.

WHERE TO FIND ADDITIONAL INFORMATION

The Manager will answer inquiries from potential Investors concerning the offered Series Units, the Company, the Manager, and other matters relating to the offer and sale of Units under this Offering Circular. The Company will afford the potential Investors in the Units the opportunity to obtain any additional information to the extent the Company possesses such information or can acquire such information without unreasonable effort or expense that is necessary to verify the information in this Offering Circular.

All potential Investors in the Units are entitled to review copies of any other agreements relating to the Units we are offering described in this Offering Circular, if any. In the Subscription Agreement, you will represent that you are completely satisfied with the results of your pre-investment due diligence activities.

Any statement contained in this Offering Circular or in any document incorporated into it by reference shall be deemed to be modified or superseded for purposes of this Offering Circular to the extent that a statement contained in this Offering Circular or in any other subsequently filed document that also is or is deemed to be incorporated by reference into this Offering Circular modifies or replaces such a prior statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Offering Circular, except as so modified or superseded.

Requests and inquiries regarding this Offering Circular should be directed to:

Commonwealth Thoroughbreds LLC

101 West Loudon Ave Suite 210,

Lexington, Kentucky 40508

E-Mail: brian@joincommonwealth.com

Telephone: (859) 977-0124

Attention: Brian Doxtator

We will provide requested information to the extent that we possess such information or can acquire it without unreasonable effort or expense.

INDEX TO FINANCIAL STATEMENTS

Commonwealth Thoroughbreds LLC

Commonwealth Thoroughbreds LLC
Balance Sheets
As of June 30, 2022 and December 31, 2021

	June 30, 2022	December 31, 2021
ASSETS
Current assets
Cash	$1,570,605	$112,069
Accounts receivable	60,723	20,599
Other current assets	171	171
Total current assets	1,631,499	132,839
Long-term assets
Thoroughbred assets, net of accumulated depreciation	136,211	102,199
TOTAL ASSETS	$1,767,710	$235,038
LIABILITIES AND MEMBER'S EQUITY
Current Liabilities
Accounts Payable	$52,753	$41,753
Accrued distributions	9,773	-
Accrued income taxes	350,000	-
Accrued interest – related party	2,184	1,335
Notes payable – related party	3,833	48,335
Total current liabilities	418,543	91,423
Member's Equity
Membership interest	810,634	753,723
Subscription in series, net	401,982	209,481
Retained deficit	136,551	(819,589)
Total Member's Equity	1,349,167	143,615
TOTAL LIABILITIES AND MEMBER'S EQUITY	$1,767,710	$235,038

See Notes to Financial Statements

Commonwealth Thoroughbreds LLC
Statements of Operations
For the Six-Month Periods Ended June 30, 2022 and 2021

	2022	2021
Revenues	$1,199,200	$–
Operating expenses
Racehorse management	63,413	34,325
Legal and professional services	48,229	128,416
General and administrative	1,302	3,411
Depreciation	23,264	7,012
Total operating expenses	136,208	173,164

Operating loss	1,062,992	(173,164)

Other expenses
Interest expense	(852)	(461)
Gain on sale of Thoroughbred	244,000	-
Other tax expense	(350,000)	–

Net loss	$956,140	$(173,625)

Net loss per unit:
Basic	$19,122	$(3,472)

Weighted average number of units outstanding:
Basic	50	50

See Notes to Financial Statements

Commonwealth Thoroughbreds LLC
Statements of Changes in Member's Equity
For the Six-Month Period Ended June 30, 2022 (unaudited) and Year Ended December 31, 2021

	Membership Interest	Subscriptions in Series, Net	Retained Deficit	Total Member’s Equity

Balance December 31, 2020	$463,409	$–	$(462,960)	$449
Subscriptions received in series, net of offering expenses	-	209,481		209,481
Member contribution	290,314	–	–	290,314
Net loss	–	–	(356,629)	(356,629)
Balance at December 31, 2021	753,723	209,481	(819,589)	$143,615
Subscriptions received in series, net of offering expenses	–	204,303	–	204,303
Member contribution	56,911	–	–	56,911
Distribution from Thoroughbred series	–	(11,802)	–	(11,802
Net loss	–	–	956,140	956,140
Balance at December 31, 2021	$810,634	$401,982	$136,551	$1,349,167

See Notes to Financial Statements

Commonwealth Thoroughbreds LLC

Statements of Cash Flows

For the Six-month periods ended June 30, 2022 and 2021

OPERATING ACTIVITIES	2022	2021
Net loss	$956,140	$(173,625)
Adjustments to reconcile net loss to net cash used in operations:
Membership contributions (Note 6)	56,911	96,304
Gain on sale of Thoroughbred asset	(244,000)
Depreciation	23,264	7,012
Increase (decrease) in cash due to changes in:
Operating assets and liabilities	303,224	461
Net cash provided by (used in) operating activities	1,095,539	(69,848)
INVESTING ACTIVITIES
Purchase of thoroughbred assets	(57,275)	–
Proceeds from sale of Thoroughbred asset	262,500	–
Net cash used in investing activities	205,225	–
FINANCING ACTIVITIES
Payments on notes payable – related party	(44,502)	–
Subscriptions received in series	204,303	–
Distribution from Thoroughbred series	(2,029)	–
Member contributions	–	71,174
Net cash provided by financing activities	157,772	71,174
Net cash increase for year	1,458,536	1,326
Cash at beginning of year	112,069	8,017
Cash at end of year	$1,570,605	$9,343
Non cash investing and financing transactions:
Thoroughbred assets obtained through notes payable	$–	$127,123
Distribution accrued	9,773	–

See Notes to Financial Statements

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

Six-month periods ended June 30, 2022 and 2021

NOTE 1 - NATURE OF OPERATIONS

Description of Organization and Business Operations

Commonwealth Thoroughbreds LLC (the “Company”) is a Delaware series limited liability company formed on June 12, 2019, and headquartered in Lexington, Kentucky. Commonwealth Markets Inc. is the sole owner of units of membership interest of the Company. The Company was formed to engage in the business of acquiring and managing Thoroughbred racehorses and related equine breeding and sales activities. The Company creates several separate Series of membership interests (the “Series” or “Series”), and different Thoroughbred assets are owned by separate Series, and that the assets and liabilities of each Series are separate in accordance with Delaware law. Investors acquire units of membership interest (“Units”) of a Series and are entitled to share in the return of that particular Series but are not entitled to share in the return of any other Series.

Commonwealth Markets Inc. (the “Manager”), a Delaware corporation formed on January 10, 2019, is a technology and marketing company that operates the Commonwealth Platform and App ("the Platform"). The Manager manages the Company, the assets owned by the Company and the assets of each Series.

The Company sells Units in several separate and individual Series of the Company. Investors in any Series acquire a proportional share of the assets, income and liabilities pertaining to a particular Series. The Manager has the authority to conduct the ongoing operations of each Series in accordance with the Company’s limited liability company agreement, as amended and restated from time to time (the “Operating Agreement”). Unit holders have only the limited voting and management rights provided in the Operating Agreement or required by law.

Going Concern and Capital Resources

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

From inception, the Company has financed business activities through capital contributions from the Manager or its affiliates. The Company and each Series expect to continue to have access to ample capital financing from the Manager going forward. Until such time as the Series have the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Units in any individual Series. In addition, parts of the proceeds of future offerings may be used to create reserves for future operating expenses for individual Series at the sole discretion of the Manager.

The Company’s and Series’ ability to continue depends upon management’s plan to raise additional funds, capital contributions from the Manager and the ability to achieve profitable operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

Offerings

The Company’s offerings are described in the Offering Circular included in the Offering Statement on Form 1-A POS filed with the SEC on October 4, 2021. Proceeds from the offerings will be used to repay the respective loans or options used to acquire the Thoroughbred assets (See Notes 2 and 3) and pay for other offering related fees and expenses. These will include a one-time FINRA fee of $10,000 as well as a $1,000 1-A POS fee per Series with a 1% of the amount raised in the offering (excluding any Units purchased by the Manager or its affiliates) payable to the clearing broker upon completion of the offering.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

Six-month periods ended June 30, 2022 and 2021, Continued

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near-term due to one or more future confirming events. Accordingly, the actual results could differ significantly from Company estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Cash

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account.

Receivables and Credit Policy

Account receivables from customers are uncollateralized customers obligations due under normal trade terms. Account receivables are stated at the amount due from race winnings and horse sales. Payments of account receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

Offering Expenses

Offering Expenses relate to the offering for a specific Series and consist of underwriting, legal, accounting, escrow, compliance, filing and other expenses incurred through the balance sheet date that are directly related to a proposed offering and will generally be charged to member’s equity upon the completion of the proposed offering. Offering expenses that are incurred prior to the closing of a Series offering are funded by the Manager and will generally be reimbursed through the proceeds of the offering related to the Series. The Manager has agreed to limit the reimbursement of offering expenses by each Series to No more than 10% of the offering proceeds. Should the proposed offering prove to be unsuccessful, these costs, as well as additional expenses to be incurred, will be charged to the Manager.

In addition to the discrete Offering Expenses related to a particular Series, the Manager has also incurred legal, accounting and compliance expenses to set up the legal and financial framework and compliance infrastructure for the marketing and sale of all subsequent offerings. The Manager will receive an Organizational Fee equal to 3.0% of the proceeds received from the offering of each Series of units as reimbursement for these expenses.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

Six-month periods ended June 30, 2022 and 2021, Continued

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Operating Expenses

Operating Expenses related to a particular horse include stabling, training, insurance, transportation (other than the initial transportation from the horse’s location to the Manager’s boarding facility prior to the offering, which is treated as an “Acquisition Expense,” as defined below), maintenance, annual audit and legal expenses and other equine-specific expenses as detailed in the Manager’s Allocation Policy. The Company distinguishes between pre-closing and post-closing Operating Expenses. Operating Expenses are expensed as incurred.

Except as disclosed with respect to any future Series offering, expenses of this nature that are incurred prior to the closing of an offering of Series are funded by the Manager and are not reimbursed by the Company, Series or economic members. These are accounted for as capital contributions by the Manager for expenses related to the business of the Company or a Series.

Upon closing of an offering, a Series becomes responsible for these expenses and finances them either through revenues generated by a Series or available cash reserves at the Series. Should revenues or cash reserves not be sufficient to cover Operating Expenses the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Series at a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by the Series (“Operating Expenses Reimbursement Obligation(s)”), and/or (c) cause additional units to be issued in order to cover such additional amounts. Operating expenses incurred prior to the offering’s closing will be borne by the Manager and not reimbursed.

Thoroughbred Assets

Thoroughbred assets are recorded at cost. The cost of the Thoroughbred includes the purchase price, including any deposits paid by the Manager, the Sourcing Fee, Brokerage Fee and “Acquisition Expenses”, including transportation of the asset to the Manager’s stables, pre-purchase medical examinations, pre-offering expenses, and other costs detailed in the Manager’s Allocation Policy.

The Brokerage Fee and Sourcing Fee are paid from the proceeds of any successfully closed offering. Should an offering be unsuccessful, these expenses do not occur. During the six months ended June 30, 2022, Brokerage Fees paid totaled $1,625 and Sourcing Fees paid totaled $11,282. During the six months ended June 30, 2022, the Company conducted two offerings: Series Swing Shift and Series We The People.

Acquisition expenses related to a particular Series are initially funded by the Manager but may be reimbursed with the proceeds from an offering related to the Series, to the extent described in the applicable offering document. Acquisition expenses are capitalized into the cost of the horse as per the table below. Should a proposed offering prove to be unsuccessful, the Company will not reimburse the Manager and these expenses will be accounted as capital contributions.

Depreciation is provided using the straight-line method based on useful lives of the asset. Thoroughbred assets are depreciated using the straight-line method over 36 months with no estimated salvage value. A horse is treated as placed in service upon its acquisition by the Company. The Company reviews the carrying value of Thoroughbred assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the use of the property, and the effects of health, demand, competition, and other economic factors.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

Six-Month Period Ended June 30, 2022, continued

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Income Taxes

The separate Series have elected and qualify to be taxed as a corporation under the Internal Revenue Code. The separate Series will comply with the accounting and disclosure requirement of Accounting Standards Codification (“ASC”) Topic 740, "Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Series A-1, the master Series of the Company is taxed as a “partnership” or a “disregarded entity” for federal income tax purposes and will not make any election or take any action that could cause it to be separately treated as an association taxable as a corporation under Subchapter C of the Internal Revenue Code.

The Company has recorded a tax provision estimate for the Series Country Grammer based on taxable income incurred in 2022. No tax provision has been recorded for any other Series through June 30, 2022 as each is in a taxable loss position and no future tax benefits can be reasonably anticipated.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles from reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company’s contracts to provide goods to customers. Revenues are recognized when control of the promised goods are transferred to a customer, in an amount that reflects the consideration that the Company expects for those goods. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligation under each of its agreements: 1) identify the contract with the customer, 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. The Company generally recognizes revenues upon earning income from its horses at a point in time. Horse racing revenues are generally recorded on a net basis based on the lack of a controlling interest in the horse. The Company and Series are entitled to their share of the net earnings from a race.

Earnings per Membership Unit

Upon completion of an offering, each Series intends to comply with accounting and disclosure requirement of ASC Topic 260, "Earnings per Share." For each Series, earnings per membership unit will be computed by dividing net income for that particular Series by the weighted average number of outstanding units in that particular Series during the period. For a period of net loss, basic and diluted earnings per unit are the same as the assumed exercise of stock options and warrants and the conversion of convertible debt are anti-dilutive.

Recent Accounting Pronouncements

The Financial Accounting Standards Board issues updates to amend the authoritative literature in ASC. There have been a number of updates to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable or (iv) are not expected to have a significant impact n the financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

On June 12, 2021, the Company executed a $53,623 note with the Manager to finance the purchase of a 33% interest in the filly, I Got A Gal. The note accrued interest of 1.58% and was due within 10 business days of the closing or termination of the Series I Got A Gal offering. As the offering proceeds did not entirely retire the note, the unpaid balance was converted into 44 Series I Got A Gal units at the price per unit as sold in the offering.

In January 2022, the Company closed out Series Steinbeck (See Note 6) and began the distribution process. The proceeds were made available pursuant to the Company’s Distribution Policy.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

Six-Month Period Ended June 30, 2022, continued

NOTE 3 – RELATED PARTY TRANSACTIONS, CONTINUED

On January 12, 2022, Series Country Grammer and WinStar sold a 50% undivided interest in Country Grammer to Zedan Racing Stables Inc. (“Zedan”) for total consideration of $875,000. Following the sale, the ownership interests in Country Grammer are Zedan 50%; WinStar 35%; Commonwealth Thoroughbreds Series Country Grammer 14.7%, and the Manager 0.3%.

In February 2022, the Company conducted multiple closings of the Series Swing Shift Offering, receiving offering proceeds of $102,850, issuing 2,057 Units, and acquiring a 9.3% interest in Swing Shift.

On February 22, 2022, the Company conducted an initial closing of the Series We The People Offering, accepting subscriptions in the amount of $59,600, issuing 1,192 Units, and acquiring a 9.3% interest in We The People.

On March 1, 2022, the Company elected to terminate the Series Winged Foot Offering. The Company did not solicit and received no subscriptions for Series Winged Foot Units, and the option expired.

On February 26, 2022, Country Grammer placed second in the Saudi Cup which featured a $20 million purse. On March 26, 2022, Country Grammer won the Dubai World Cup which featured a $12 million purse. Country Grammer has collective earnings in 2022 of approximately $10.5 million from the two races. As a result, Series Country Grammer received approximately $1.1 million from the net race winnings during the first six months of 2022.

The Manager has paid a total of $891 of rent expense on behalf of the Company during six months end June 30, 2022. The Manager will not seek reimbursement. Additionally, professional fees of $48,229 were incurred at the Manager level to support the Company.

The Manager expects to maintain cash reserves funded from offering proceeds on behalf of each of the Company’s Series to cover the Series’ operating expenses.

During 2022 executives of the Manager provided services to the Company for no compensation at the Manager level or Company level. Management expects in the future these executive services will be compensated through the management fee (see Note 5).

NOTE 4 – REVENUE, EXPENSE AND COST ALLOCATION METHODOLOGY, CONTINUED

The Company distinguishes expenses and costs between those related to the purchase of a particular Thoroughbred asset and Operating Expenses related to the management of that asset.

Fees and expenses related to the purchase of an underlying Thoroughbred asset include the Offering Expenses, Acquisition Expenses, Brokerage Fee and Sourcing Fee.

Within Operating Expenses, the Company distinguishes between Operating Expenses incurred prior to the closing of an offering and those incurred after the close of an offering. Although these pre- and post- closing Operating Expenses are similar in nature and consist of expenses such as stabling, training, insurance and transportation, pre-closing Operating Expenses are borne by the Manager and may or may not be reimbursed by the Company or the economic members of the Series, as outlined within that particular Series Designation. Post-closing Operating Expenses are the responsibility of each Series and may be financed through (i) revenues generated by the Series or cash reserves at the Series; (ii) contributions made by the Manager, for which the Manager does not seek reimbursement; (iii) loans by the Manager, for which the Manager may charge a reasonable rate of interest; or (iv) issuance of additional Units in a Series.

Allocation of revenues and expenses and costs are made amongst the various Series in accordance with the Manager's allocation policy. The Manager's allocation policy requires items that are related to a specific Series be charged to that specific Series. Items not related to a specific Series are allocated pro rata based upon the value of the underlying Thoroughbred assets or the number of Thoroughbred assets, as stated in the Manager’s allocation policy and as reasonably determined by the Manager. The Manager may amend its allocation policy in its sole discretion from time to time.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

Six-Month Period Ended June 30, 2022, continued

NOTE 5 - DISTRIBUTIONS AND MANAGEMENT FEES

As compensation for identifying and exploring acquisition opportunities, conducting due diligence evaluations of potential Thoroughbred assets, negotiating, and structuring the terms and conditions of acquisitions and other related functions, the Manager will be paid a fee of up to 15% of the cost of acquiring the Thoroughbred Asset from the proceeds of each offering at closing.

As compensation for the services provided by the Manager, the Management Services Agreements for Series other than Series Country Grammer provide that, during a Series Thoroughbred’s racing career, the Manager will be paid a management fee equal to 10% of net winnings after fees customarily withheld from purses by the horsemen’s bookkeeper prior to distribution of net purses earned, which will become due and payable to the Manager when released by the track at which the race took place and the purse was earned. After the Series Thoroughbred retires from racing, the Manager will be paid a quarterly fee equal to 10% of any Free Cash Flow generated by the Series, payable at the time there is a distribution of Free Cash Flow to Unit Holders of the Series. For Series Country Grammer, the Manager is entitled to a quarterly fee equal to 10% of any Free Cash Flow generated by the Series, which will only become due and payable at the time there is a distribution of Free Cash Flow to Unit Holders of the Series.

As of June 30, 2022, the Company has paid $2,029 in distributions.

The Management Agreements for future Series will provide for the following management fees:

●

A training management fee equal to 10% of the amount of the reserves for training expenses and working capital contingencies for each Series Offering, payable from the offering proceeds at the time training expenses are incurred.

●

During a Series Thoroughbred’s racing career the Manager will be paid a fee equal to 10% of net winnings after fees customarily withheld from purses by the horsemen’s bookkeeper prior to distribution of net purses earned, which will become due and payable to the Manager when released by the track at which the race took place, and the purse was earned. The percentage will increase to 20% once the aggregate amount of distributions to Series Unit holders from racing and asset sale activities equals the amount of offering proceeds received by the Series.

●

After the Series Thoroughbred retires from racing, the Manager will be paid a quarterly fee equal to a percentage of any Series Revenue generated by the Series, payable at the time there is a distribution of Series Revenue to Unit Holders of the Series, as described in Distribution Rights below. The percentage will be 10% until the aggregate amount of distributions to Series Unit holders from racing, breeding, and asset sale activities equals the amount of offering proceeds received by the Series, at which time the percentage will increase to 20%. “Series Revenue” means the cash received by the Series from racing, breeding, and asset sale activities.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

Six-Month Period Ended June 30, 2022, continued

NOTE 6 - MEMBER’S EQUITY

Series Subscriptions

As of June 30, 2022, gross subscriptions and units were as follows.

Series Name	Units Offered	Units Tendered	Subscription Amount *
Series Steinbeck (See Note 7)	2,465	1,023	$ 51,150
Series I Got A Gal	2,966	2,842	142,100
Series Pine Valley	1,336	820	41,000
Series Country Grammer	2,277	1,942	97,100
Series Swing Shift	2,214	2,180	109,000
Series We The People	1,289	1,266	63,350
Total	12,547	10,073	$ 503,700

*Excludes distributions and closing costs

The members of each of the Company’s series have certain rights with respect to the membership series to which they are subscribed. Each series generally holds a single horse asset. A series member is entitled to their pro rata share of the net profits derived from the series asset after deduction of expense allocations and direct expenses attributable to the underlying series asset, based on their percentage of the total outstanding membership interest in that series.

NOTE 7 - MEMBER CONTRIBUTIONS

Member contributions primarily reflect the assumption of payables that support the Company’s operating results. Constructive payments made by the member on behalf of the Company have been included in the statement of cash flows as financing activities. The Company has treated the other member contributions as noncash activity to better reflect the actual cash movement that benefited the Company. The member contributions during the six months ended June 30, 2022, and 2021 are as follows:

	2022	2021
Other operating expenses incurred by the member	$56,911	$96,304	(b)
Operating expenses paid directly by the member	-	71,174	(a)
Total	$56,911	167,478

(a)	Included in statement of cash flows.
(b)	Added back in operating section of the statement of cash flows to arrive at net cash used in operating activities.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

Six-Month Period Ended June 30, 2022, continued

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events from June 30, 2022 through October 25, 2022, the date the financial statements were originally available to be issued. Based on this evaluation, other than the disclosure below, no additional material events were identified which require adjustment or disclosure in the financial statements.

On July 22, 2022, the Thoroughbred, in which Series Swing Shift owned a 9.3% interest, was sold at the 2022 Fasig-Tipton July HOAA sale for a gross sale price of $150,000.

On July 29, 2022, the Company acquired a 10% undivided interest in a Thoroughbred, Six Missions, from WinStar for a purchase price of $19,000.

On August 8, 2022, the Company acquired a 25% undivided in a Thoroughbred, Mage, from Marquee Bloodstock for a purchase price of $72,000.

On August 18, 2022, the Company acquired a 10% undivided interest in a Thoroughbred, Tshiebwe, from WinStar for a purchase price of $47,500.

On August 24, 2022, the Company acquired a 30% undivided interest in a Thoroughbred, Kissed by Fire, from Exline-Border Racing for a purchase price of $105,000.

On August 30, 2022, the Company acquired a 10% undivided interest in a Thoroughbred, Pensacola, from WinStar for a purchase price of $60,000.

On September 23, 2022, the Company acquired a 40% undivided interest in a yearling, Medaglia Filly, from Medallion Racing for a purchase price of $60,000. On that date, the Company also acquired a 30% undivided interest in a yearling, Constitution Filly, from Medallion Racing for a purchase price of $75,000.

On October 25, 2022, The Company acquired a 25% undivided interest in a Thoroughbred Filly, Tonasah ’21, from Gandharvi, LLC for a price of $89,000.

On October 25, 2022, the Company acquired a 25% undivided interest in a Thoroughbred Filly, Tapicat ’21, from Gandharvi, LLC for a price of $61,500.

The Manager funded all new acquisitions. Through loans to the Company and Markets will be repaid through proceeds from the respective series. To the extent the proceeds from a series offering are not sufficient to repay the entire outstanding balance due on a convertible promissory note, the Manager may elect to convert the unpaid balance of the not into units of the series at the per unit offering price or to acquire the portion of the interest in the underlying Thoroughbred asset that was not acquired by the series.

Report of Independent Auditors

Manager

Commonwealth Thoroughbreds LLC

Lexington, Kentucky

Opinion

We have audited the accompanying financial statements of Commonwealth Thoroughbreds LLC, which comprise the balance sheets as of December 31, 2021 and 2020, the related statements of operations, changes in member’s equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Commonwealth Thoroughbreds LLC as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Commonwealth Thoroughbreds LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About Commonwealth Thoroughbreds LLC’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that Commonwealth Thoroughbreds LLC will continue as a going concern. As discussed in Note 1 to the financial statements, Commonwealth Thoroughbreds LLC has suffered recurring losses from operations and has stated that substantial doubt exists about the company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Commonwealth Thoroughbreds LLC’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Manager

Commonwealth Thoroughbreds LLC
Report of Independent Auditors, continued

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Commonwealth Thoroughbreds LLC’s internal control. Accordingly, No such opinion is expressed.

●

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Commonwealth Thoroughbreds LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Lexington, Kentucky

July 22, 2022

Commonwealth Thoroughbreds LLC
Balance Sheets
As of December 31, 2021 and 2020

	2021	2020
ASSETS
Current assets
Cash	$112,069	$8,017
Accounts receivable	20,599	0
Other current assets	171	0
Total current assets	132,839	8,017
Long-term assets
Thoroughbred assets, net of accumulated depreciation	102,199	20,471
TOTAL ASSETS	$235,038	$28,488
LIABILITIES AND MEMBER'S EQUITY
Current Liabilities
Accounts Payable	$41,753	$0
Accrued interest – related party	1,335	539
Notes payable – related party	48,335	27,500
Total current liabilities	91,423	28,039
Member's Equity
Membership interest	753,723	463,409
Subscription in series, net	209,481	–
Retained deficit	(819,589)	(462,960)
Total Member's Equity	143,615	449
TOTAL LIABILITIES AND MEMBER'S EQUITY	$235,038	$28,488

See Notes to Financial Statements

Commonwealth Thoroughbreds LLC
Statements of Operations
Years Ended December 31, 2021 and 2020

	2021	2020
Revenues	$23,830	$0
Operating expenses
Racehorse management	85,018	35,637
Legal and professional services	226,477	87,883
Loss on disposal of thoroughbred assets (net of proceeds of $16,245 and $0, respectively)	21,216	–
General and administrative	7,101	4,201
Depreciation	38,935	10,393
Total operating expenses	378,747	138,114

Operating loss	(354,917)	(138,114)

Interest expense	(1,876)	(496)
Other income	164

Net loss	$(356,629)	$(138,610)

Net loss per unit:
Basic	$(7,133)	$(2,772)

Weighted average number of units outstanding:
Basic	50	50

See Notes to Financial Statements

Commonwealth Thoroughbreds LLC
Statements of Changes in Member's Equity
Years Ended December 31, 2021 and 2020

	Membership Interest	Subscriptions in Series, Net	Retained Deficit	Total Member’s Equity
Balance January 1, 2020	$328,218	$–	$(324,350)	$3,868
Member contribution	135,191	–	–	135,191
Net loss	–	–	(138,610)	(138,610)
Balance at December 31, 2020	463,409	–	(462,960)	$449
Subscriptions received in series,	–	209,481	–	209,481
net of offering expenses	–	–	–
Member contribution	290,314	–	–	290,314
Net loss	–	–	(356,629)	(356,629)
Balance at December 31, 2021	$753,723	$209,481	(819,589)	$143,615

Commonwealth Thoroughbreds LLC

Statements of Cash Flows

Years Ended December 31, 2021 and 2020

OPERATING ACTIVITIES	2021	2020
Net loss	$(356,629)	$(138,610)
Adjustments to reconcile net loss to net cash used in operations:
Loss on disposal of thoroughbred assets, gross basis	37,461	–
Membership contributions (Note 6)	197,002	30,076
Depreciation	38,935	10,393
Increase (decrease) in cash due to changes in:
Operating assets and liabilities	17,649	487
Net cash used in operating activities	(65,582)	(97,654)
INVESTING ACTIVITIES
Purchase of thoroughbred assets	(90,338)	(1,500)
Net cash used in investing activities	(90,338)	(1,500)
FINANCING ACTIVITIES
Payments on notes payable – related party	(32,788)	–
Offering expenses	(51,408)	–
Subscriptions received in series	266,100	–
Member contributions	22,500	53,445
Constructive contributions (Note 6)	55,568	51,670
Net cash provided by financing activities	259,972	105,115
Net cash increase for year	104,052	5,961
Cash at beginning of year	8,017	2,056
Cash at end of year	$112,069	$8,017
Non cash investing and financing transactions:
Thoroughbred assets obtained through notes payable	$127,123	$20,000
Related party debt ($73,500) and accrued interest ($1,081) removed through equity with horses returned at book value ($59,337)	15,244	-
Offering expenses included in accounts payable	5,211	-

See Notes to Financial Statements

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

December 31, 2021 and 2020

NOTE 1 - NATURE OF OPERATIONS

Description of Organization and Business Operations

Commonwealth Thoroughbreds LLC (the “Company”) is a Delaware series limited liability company formed on June 12, 2019, and headquartered in Lexington, Kentucky. Commonwealth Markets Inc. is the sole owner of units of membership interest of the Company. The Company was formed to engage in the business of acquiring and managing Thoroughbred racehorses and related equine breeding and sales activities. The Company creates several separate Series of membership interests (the “Series” or “Series”), and different Thoroughbred assets are owned by separate Series, and that the assets and liabilities of each Series are separate in accordance with Delaware law. Investors acquire units of membership interest (“Units”) of a Series and are entitled to share in the return of that particular Series but are not entitled to share in the return of any other Series.

Commonwealth Markets Inc. (the “Manager”), a Delaware corporation formed on January 10, 2019, is a technology and marketing company that operates the Commonwealth Platform and App ("the Platform"). The Manager manages the Company, the assets owned by the Company and the assets of each Series.

The Company sells Units in several separate and individual Series of the Company. Investors in any Series acquire a proportional share of the assets, income and liabilities pertaining to a particular Series. The Manager has the authority to conduct the ongoing operations of each Series in accordance with the Company’s limited liability company agreement, as amended and restated from time to time (the “Operating Agreement”). Unit holders have only the limited voting and management rights provided in the Operating Agreement or required by law.

Going Concern and Capital Resources

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception. The Company has a net loss of $356,629 for the year ended December 31, 2021 and has retained deficit of $819,589 as of December 31, 2021. The Company lacks liquidity to satisfy obligations as they come due.

Through December 31, 2021, minimal revenues have been generated through the utilization of underlying Thoroughbred assets. See Note 7 for subsequent sales activity.

From inception, the Company has financed business activities through capital contributions from the Manager or its affiliates. The Company and each Series expect to continue to have access to ample capital financing from the Manager going forward. Until such time as the Series have the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Units in any individual Series. In addition, parts of the proceeds of future offerings may be used to create reserves for future Operating Expenses for individual Series at the sole discretion of the Manager.

The Company’s and Series’ ability to continue depends upon management’s plan to raise additional funds, capital contributions from the Manager and the ability to achieve profitable operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

Offerings

The Company’s offerings are described in the Offering Circular included in the Offering Statement on Form 1-A POS filed with the SEC. Proceeds from the offerings will be used to repay the respective loans or options used to acquire the Thoroughbred assets (See Notes 2 and 3) and pay for other offering related fees and expenses.  These will include a one-time FINRA fee of $10,000 as well as a $1,000 1-A POS fee per Series with a 1% of the amount raised in the offering (excluding any Units purchased by the Manager or its affiliates) payable to the clearing broker upon completion of the offering.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

December 31, 2021 and 2020, Continued

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near-term due to one or more future confirming events. Accordingly, the actual results could differ significantly from Company estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Cash

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account.

Receivables and Credit Policy

Account receivables from customers are uncollateralized customers obligations due under normal trade terms. Account receivables are stated at the amount due from race winnings and horse sales. Payments of account receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2021 and 2020, the Company had no allowance against its accounts receivable.

Offering Expenses

Offering Expenses relate to the offering for a specific Series and consist of underwriting, legal, accounting, escrow, compliance, filing and other expenses incurred through the balance sheet date that are directly related to a proposed offering and will generally be charged to member’s equity upon the completion of the proposed offering. Offering expenses that are incurred prior to the closing of an offering for that Series are being funded by the Manager and will generally be reimbursed through the proceeds of the offering related to the Series. The Manager has agreed to limit the reimbursement of offering expenses by each Series to no more than 10% of the offering proceeds. Should the proposed offering prove to be unsuccessful, these costs, as well as additional expenses to be incurred, will be charged to the Manager.

In addition to the discrete Offering Expenses related to a particular Series, the Manager has also incurred legal, accounting and compliance expenses to set up the legal and financial framework and compliance infrastructure for the marketing and sale of all subsequent offerings. The Manager will receive an Organizational Fee equal to 3.0% of the proceeds received from the offering of each Series of units as reimbursement for these expenses.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

December 31, 2021 and 2020, Continued

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Operating Expenses

Operating Expenses related to a particular horse include stabling, training, insurance, transportation (other than the initial transportation from the horse’s location to the Manager’s boarding facility prior to the offering, which is treated as an “Acquisition Expense”, as defined below), maintenance, annual audit and legal expenses and other equine-specific expenses as detailed in the Manager’s Allocation Policy. The Company distinguishes between pre-closing and post-closing Operating Expenses. Operating Expenses are expensed as incurred.

Except as disclosed with respect to any future Series offering, expenses of this nature that are incurred prior to the closing of an offering of Series are funded by the Manager and are not reimbursed by the Company, Series or economic members. These are accounted for as capital contributions by the Manager for expenses related to the business of the Company or a Series.

Upon closing of an offering, a Series becomes responsible for these expenses and finances them either through revenues generated by a Series or available cash reserves at the Series. Should revenues or cash reserves not be sufficient to cover Operating Expenses the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Series at a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by the Series (“Operating Expenses Reimbursement Obligation(s)”), and/or (c) cause additional units to be issued in order to cover such additional amounts. Operating expenses incurred prior to the offering’s closing will be borne by the Manager and not reimbursed.

Thoroughbred Assets

Thoroughbred assets are recorded at cost. The cost of the Thoroughbred includes the purchase price, including any deposits paid by the Manager and “Acquisition Expenses”, including transportation of the asset to the Manager’s stables, pre-purchase medical examinations, pre-offering expenses, and other costs detailed in the Manager’s Allocation Policy.

On March 27, 2021, the Company acquired an option to purchase up to a 30% undivided interest in a Thoroughbred, Country Grammer, from WinStar Farm, LLC (WinStar). On September 24, 2021, the Company completed a closing of the Series Country Grammer Offering, accepting subscriptions in the amount of $97,100 and issuing 1,942 Units, representing approximately 85.3% of the maximum offering amounts. Offering proceeds were used to purchase a 28.6% interest in Country Grammer for $35,821 (exclusive acquisition expenses).

On June 12, 2021, the Company executed a $53,623 (see Note 3) with the Manager to finance the purchase of a 33% interest in the filly I Got a Gal. Series I Got a Gal conducted closings on November 29, 2021, January 19, 2022, and February 24, 2022 in the amounts of $76,850, $34,200, and $26,650, respectively, totaling $137,700 or 93% of the maximum offering amount. Offering proceeds were used to pay 93% of the principal of the note, and the $3,850 unpaid balance was converted into 77 Units of Series I Got A Gal issued to the Manager.

On August 16, 2021, the Company acquired options to purchase up to a 10% undivided interest in each of the following five two-year old colts from WinStar: Pine Valley, Steinbeck, Swing Shift, We The People, and Winged Foot (see Note 7).

On November 22, 2021, the Company closed the Series Pine Valley Offering, accepting subscriptions in the amount of $41,000, issuing 820 Units, and acquiring a 6.1% interest in Pine Valley for $16,471 (exclusive acquisition expenses).

Also on November 22, 2021, the Company closed the Series Steinbeck Offering, accepting subscriptions in the amount of $51,150, issuing 1,023 Units, and acquiring a 4.15% interest in Steinbeck. On December 26, 2021, Steinbeck, the Series’ only asset, was claimed in a claiming race and sold for the $30,000 claiming price. The funds remaining after payment of acquisition and offering expenses and post-closing expenses will be made available for distribution to Series Steinbeck Unit holders in accordance with the Company’s distribution policy (see Note 7).

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

December 31, 2021 and 2020, Continued

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

As of December 31, 2021, the Company has the following Thoroughbred Assets:

Name	Horse Asset plus Acquisition Cost	Less: Depreciation through December 31, 2021	Total
TF 2019	$10,600	8,848	$1,752
Series I Got A Gal	56,214	9,941	46,273
Series Country Grammer	40,085	3,239	36,846
Series Pine Valley	18,005	677	17,328
Total	$124,904	$22,705	$102,199

As of December 31, 2020, the Company had Thoroughbred asset costs and accumulated depreciation of $32,100 and $11,629, respectively.

Depreciation is provided using the straight-line method based on useful lives of the asset. Thoroughbred assets are depreciated using the straight-line method over 36 months with no estimated salvage value. A horse is treated as placed in service upon its acquisition by the Company. The Company reviews the carrying value of Thoroughbred assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the use of the property, and the effects of health, demand, competition, and other economic factors. When a horse is sold or retired, the cost and related accumulated depreciation are removed and the resultant gain or loss is reflected in income.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles from reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company’s contracts to provide goods to customers. Revenues are recognized when control of the promised goods are transferred to a customer, in an amount that reflects the consideration that the Company expects for those goods. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligation under each of its agreements: 1) identify the contract with the customer, 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. The Company generally recognizes revenues upon earning income from its horses at a point in time. Horse racing revenues are generally recorded on a net basis based on the lack of a controlling interest in the horse. The Company and Series are entitled to their share of the net earnings from a race.

Racehorse Management

Racehorse management includes horse related expenses such as insurance, photography, stables and training, transportation and veterinary.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

December 31, 2021 and 2020, Continued

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Income Taxes

The Company intends that the separate Series will elect and qualify to be taxed as a corporation under the Internal Revenue Code. The separate Series will comply with the accounting and disclosure requirement of Accounting Standards Codification (ASC) Topic 740, "Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

No tax provision has been recorded for any Series through the balance sheet date as each is in a taxable loss position and no future tax benefits can be reasonably anticipated.

The master Series of the Company intends to be taxed as a “partnership” or a “disregarded entity” for federal income tax purposes and will not make any election or take any action that could cause it to be separately treated as an association taxable as a corporation under Subchapter C of the Internal Revenue Code.

Earnings per Membership Unit

For a period of net loss, basic and diluted earnings per unit are the same as the assumed exercise of stock options and warrants and the conversion of convertible debt are anti-dilutive.

Recent Accounting Pronouncements

The Financial Accounting Standards Board issues updates to amend the authoritative literature in ASC. There have been a number of updates to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable or (iv) are not expected to have a significant impact on the financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

On August 20, 2019, the Company acquired the Thoroughbred asset to be assigned to series TF2019 from a principal executive of the Manager in exchange for a convertible promissory note in the principal amount of $7,500, which accrues interest at a rate of 1.91% per annum. As of both December 31, 2021 and 2020, the Company owed $7,500.

On January 16, 2020, the Company acquired a 75% interest in Biko for a purchase price of $20,000. The Manager loaned the $20,000 purchase price to the Company with a 1.69% interest rate (see Note 7). As of December 31, 2021 and 2020, the Company owed $15,000 and $20,000, respectively.

On June 8, 2021, the Company acquired a 100% interest in three Thoroughbreds from affiliates of the Manager:

●

Scat Lady, a 2014 mare by Scat Daddy out of It’s About Midnight by Distorted Humor (Scat Lady) was acquired from Chase Chamberlin in exchange for a $55,000 promissory note. Scat Daddy is also the sire of 2019 Triple Crown winner Justify;

●	An unnamed yearling colt by Commissioner out of Scat Lady by Scat Daddy (CS2020) was acquired from Chase Chamberlin in exchange for a $13,500 promissory note;

●	An unnamed yearling colt by Commissioner out of Timido by Gio Ponti (CT2020) was acquired from Brian Doxtator in exchange for a $5,000 promissory note;

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

December 31, 2021 and 2020, Continued

NOTE 3 – RELATED PARTY TRANSACTIONS, CONTINUED

The purchase price of each Thoroughbred was based on a valuation conducted by an independent appraiser engaged by the Company. The appraised fair market values ranged from $50,000 to $60,000 for Scat Lady, $12,000 to $15,000 for CS2020, and $4,000 to $6,000 for CT2020. The parties set the purchase price for each Thoroughbred at the midpoint of the valuation range.

Each note bears interest at the Applicable Federal Rate at such note’s date of execution. Each note described above has been forgiven as of December 31, 2021 with each horse returned. The Company recorded the net result as a $15,244 member contribution in 2021.

On June 12, 2021, the Company executed a $53,623 note with the Manager to finance the purchase of a 33% interest in the filly, I Got a Gal. The note bears interest of 1.58% and is due within 10 business days of the closing or termination of the Series I Got A Gal offering. If the applicable offering proceeds are not sufficient to retire the note, any unpaid balance will be converted into Series I Got a Gal Units at the price per unit as sold in the offering. As of December 31, 2021, the Company owed $25,835.

Professional fees of $226,477 and $87,883 were incurred at the Manager level in 2021 and 2020 respectively to support the Company. The Manager will not seek reimbursement.

The Manager maintains cash reserves funded from offering proceeds on behalf of each of the Company’s Series to cover the Series’ operating expenses.

During 2020 and 2021 executives of the Manager provided services to the Company for no compensation at the Manager level or Company level. Management expects in the future these executive services will be compensated through the management fee agreement (see Note 5).

During 2021 and 2020, the Company incurred offering expenses associated with Series offerings of $48,747 and $0, respectively, with amounts remitted to the Manager.

During 2021 and 2020, the Company incurred acquisition expenses associated with Series offerings of $10,464 and $0, respectively, with amounts remitted to the Manager.

NOTE 4 – REVENUE, EXPENSE AND COST ALLOCATION METHODOLOGY

The Company distinguishes expenses and costs between those related to the purchase of a particular Thoroughbred asset and Operating Expenses related to the management of that asset.

Fees and expenses related to the purchase of an underlying Thoroughbred asset include the Offering Expenses, Acquisition Expenses, Brokerage Fee and Sourcing Fee.

Within Operating Expenses, the Company distinguishes between Operating Expenses incurred prior to the closing of an offering and those incurred after the close of an offering. Although these pre- and post- closing Operating Expenses are similar in nature and consist of expenses such as stabling, training, insurance and transportation, pre-closing Operating Expenses are borne by the Manager and may or may not be reimbursed by the Company or the economic members of the Series, as outlined within that particular Series Designation. Post-closing Operating Expenses are the responsibility of each Series and may be financed through (i) revenues generated by the Series or cash reserves at the Series; (ii) contributions made by the Manager, for which the Manager does not seek reimbursement; (iii) loans by the Manager, for which the Manager may charge a reasonable rate of interest; or (iv) issuance of additional Units in a Series.

Allocation of revenues and expenses and costs are made amongst the various Series in accordance with the Manager's allocation policy. The Manager's allocation policy requires items that are related to a specific Series be charged to that specific Series. Items not related to a specific Series are allocated pro rata based upon the value of the underlying Thoroughbred assets or the number of Thoroughbred assets, as stated in the Manager’s allocation policy and as reasonably determined by the Manager. The Manager may amend its allocation policy in its sole discretion from time to time.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

December 31, 2021 and 2020, Continued

NOTE 5 - DISTRIBUTIONS AND MANAGEMENT FEES

As compensation for identifying and exploring acquisition opportunities, conducting due diligence evaluations of potential Thoroughbred assets, negotiating, and structuring the terms and conditions of acquisitions and other related functions, the Manager will be paid a fee of up to 15% of the cost of acquiring the Thoroughbred Asset from the proceeds of each offering at closing.

As compensation for the services provided by the Manager under the Management Agreement, the Manager is paid a semi-annual fee equal to:

●	10% of any Free Cash Flow (as defined below) generated by the Series, until such time as Investors have received a return of their invested capital;
●	20% of any Free Cash Flow generated by the Series from racing activities thereafter; and

As compensation for the services provided by the Manager, the Management Services Agreements for Series other than Series Country Grammer provide that, during a Series Thoroughbred’s racing career, the Manager will be paid a fee equal to 10% of net winnings after fees customarily withheld from purses by the horsemen’s bookkeeper prior to distribution of net purses earned, which will become due and payable to the Manager when released by the track at which the race took place and the purse was earned. During 2021, a management fee of $1,673 has been incurred. After the Series Thoroughbred retires from racing, the Manager will be paid a quarterly fee equal to 10% of any Free Cash Flow generated by the Series, payable at the time there is a distribution of Free Cash Flow to Unit Holders of the Series, as described in Distribution Rights below.

For Series Country Grammer, the Manager will be paid a quarterly fee equal to 10% of any Free Cash Flow generated by the Series, which will only become due and payable at the time there is a distribution of Free Cash Flow to Unit Holders of the Series.

NOTE 6 - MEMBER’S EQUITY

Series Subscriptions

The Company has received membership subscriptions for the following Series as of December 31, 2021.

Series Name	Units Offered	Units Tendered	Subscription Amount
Series Steinbeck (See Note 7)	2,465	1,023	$51,150
Series I Got A Gal	2,966	1,537	76,850
Series Pine Valley	1,336	820	41,000
Series Country Grammer	2,277	1,942	97,100
Total	9,044	5,322	$266,100

The members of each of the Company’s series have certain rights with respect to the membership series they are subscribed to. Each series generally holds a single horse asset. A series member is entitled to their pro rata share of the net profits derived from the horse asset held in that series after deduction of expense allocations and direct expenses attributable to the underlying horse asset, based on their percentage of the total outstanding membership interest in that series.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

December 31, 2021 and 2020, Continued

NOTE 6 - MEMBER’S EQUITY, CONTINUED

Member Contributions

Member contributions primarily reflect the assumption of payables that support the Company’s operating results.  Constructive payments made by the Member on behalf of the Company have been included in the statements of cash flows as financing activities.  The Company has treated the other member contributions as noncash activity to better reflect the actual cash movement that benefited the Company. The member contributions during 2021 and 2020 are as follows:

	2021	2020
Financing cash contributions	$22,500	$53,445	(a)
Investing transaction for amount incurred by member	–	1,500	(a)
Other operating expenses incurred by the member	197,002	30,076	(b)
Operating expenses paid directly by the member	55,568	51,670	(a)
Forgiveness of notes payable (Note 3)	15,244	–
Total	$290,314	$135,191

(a)	Included in statements of cash flows.
(b)	Added back in operating section of the statements of cash flows to arrive at net cash used in operating activities.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated subsequent events from December 31, 2021 through July 22, 2022, the date the financial statements were available to be issued. Based on this evaluation, other than the disclosure below, no additional material events were identified which require adjustment or disclosure in the financial statements.

In January 2022, the Company closed out Series Steinbeck (See Notes 2 and 6) and began the distribution process. The proceeds were made available pursuant to the Distribution Policy.

On January 12, 2022, Series Country Grammer and WinStar sold a 50% undivided interest in Country Grammer to Zedan Racing Stables Inc. (“Zedan”) for total consideration of $875,000. As a result of the sale, the ownership interests in Country Grammer are Zedan 50%; WinStar 35.7%; and Commonwealth Thoroughbreds Series Country Grammer 14.3%. Commonwealth Thoroughbreds Series Country Grammer 14.3% ownership will increase to 15% pending final close.

On January 26, 2022, the Biko related note payable (see Note 3) had a subsequent payment amount of $10,000 paid by Manager.

In February 2022, the Company conducted multiple closings of the Series Swing Shift Offering, receiving offering proceeds of $102,850, issuing 2,057 Units, and acquiring a 9.3% interest in Swing Shift.

On February 22, 2022, the Company conducted an initial closing of the Series We The People Offering, accepting subscriptions in the amount of $59,600, issuing 1,192 Units, and acquiring a 9.3% interest in We The People.

On March 1, 2022, the Company elected to terminate the Series Winged Foot Offering. The Company did not solicit and received no subscriptions for Series Winged Foot Units, and the option expired.

On March 26, 2022, Country Grammer won the Dubai World Cup which featured a $12 million purse. Country Grammer has collective earnings in 2022 of approximately $10.5 million from two races. The Series Country Grammer received approximately $1.1 million from the net race winnings in 2022.

On July 22, 2022, the Thoroughbred, in which Series Swing Shift owned a 9.3% interest, was sold at the 2022 Fasig-Tipton July HOAA sale for a gross sale price of $150,000.